Independent Auditor’s Report on the Consolidated Financial Statement

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (the “Institution”), which comprise the consolidated balance sheet as at June 30, 2013 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Institution’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Institution’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2013, and their financial performance and their cash flows for the six-month period then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

São Paulo, July 29, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Paulo Sergio Miron

Contador CRC 1SP173647/O-5

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Assets	Note	6/30/2013	12/31/2012
Cash and deposits on demand	4	14,671	13,967
Central Bank compulsory deposits	5	65,684	63,701
Interbank deposits	6	21,972	23,826
Securities purchased under agreements to resell	6	164,081	162,737
Financial assets held for trading	7a	131,879	145,516
Pledged as collateral		21,602	2,348
Other		110,277	143,168
Financial assets designated at fair value through profit or loss	7b	350	220
Derivatives	8 and 9	13,009	11,597
Available-for-sale financial assets	10	93,425	90,869
Pledged as collateral		27,695	25,929
Other		65,730	64,940
Held-to-maturity financial assets	11	3,563	3,202
Pledged as collateral		48	120
Other		3,515	3,082
Loan operations and lease operations portfolio, net	12	355,677	341,271
Loan operations and lease operations portfolio		379,839	366,984
(-) Allowance for loan and lease losses		(24,162)	(25,713)
Other financial assets	20a	46,721	44,492
Investments in associates and jointly controlled entities	13	3,189	3,005
Fixed assets, net	15	5,892	5,628
Intangible assets, net	16	4,934	4,671
Tax assets		32,989	32,412
Income tax and social contribution - current		2,441	3,198
Income tax and social contribution - deferred	27b	29,518	28,381
Other		1,030	833
Assets held for sale	36	124	117
Other assets	20a	10,909	9,923
Total assets		969,069	957,154

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Liabilities and stockholders' equity	Note	06/30/2013	12/31/2012
Deposits	17	245,031	243,200
Securities sold under repurchase agreements	19a	260,450	267,405
Financial liabilities held for trading	18	481	642
Derivatives	8 and 9	11,503	11,069
Interbank market debt	19a	104,435	97,073
Institutional market debt	19b	72,284	72,028
Other financial liabilities	20b	51,203	50,255
Reserves for insurance and private pension	30c ll	94,522	90,318
Liabilities for capitalization plans		2,925	2,892
Provisions	32	19,519	19,209
Tax liabilities		3,444	7,109
Income tax and social contribution - current		1,890	2,560
Income tax and social contribution - deferred	27b II	331	3,038
Other		1,223	1,511
Other liabilities	20b	24,603	19,956
Total liabilities		890,400	881,156
Capital	21a	60,000	45,000
Treasury shares	21a	(1,616)	(1,523)
Additional paid-in capital	21c	976	888
Appropriated reserves	21d	9,097	22,423
Unappropriated reserves		9,558	7,379
Cumulative other comprehensive income		(279)	1,735
Total stockholders’ equity attributed to the owners of the parent company		77,736	75,902
Non-controlling interests		933	96
Total stockholders’ equity		78,669	75,998
Total liabilities and stockholders' equity		969,069	957,154

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for earnings per share information)

	Note	04/01 to 06/30/2013	04/01 to 06/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Banking product		18,547	19,241	37,993	40,077
Interest and similar income	23a	22,402	23,529	43,754	49,878
Interest and similar expense	23b	(11,590)	(12,707)	(20,084)	(26,090)
Dividend income		33	137	97	201
Net gain (loss) from investment securities and derivatives	23c	(2,647)	(662)	(3,588)	388
Foreign exchange results and exchange variation on transactions		3,011	2,541	3,394	3,010
Banking service fees	24	5,514	4,739	10,771	9,401
Income from insurance, private pension and capitalization operations before claim and selling expenses		1,659	1,474	3,337	2,948
Income from insurance and private pension	30b III	6,180	6,209	13,057	11,407
Premium reinsurance	30b III	(360)	(367)	(635)	(592)
Change in reserves for insurance and private pension		(4,293)	(4,496)	(9,334)	(8,118)
Revenue from capitalization plans		132	128	249	251
Other income	25	165	190	312	341
Losses on loans and claims		(4,085)	(5,398)	(8,427)	(10,732)
Expenses for allowance for loan and lease losses	12b	(4,833)	(6,012)	(9,694)	(12,075)
Recovery of loans written-off as loss		1,262	1,126	2,348	2,319
Expenses for claims		(597)	(877)	(1,272)	(1,447)
Recovery of claims under reinsurance		83	365	191	471
Operating margin		14,462	13,843	29,566	29,345
Other operating income (expenses)		(10,443)	(10,469)	(20,737)	(20,638)
General and administrative expenses	26	(9,507)	(9,473)	(18,671)	(18,393)
Tax expenses		(1,010)	(1,028)	(2,192)	(2,237)
Share of profit or (loss) in associates and jointly controlled entities	13	74	32	126	(8)
Income before income tax and social contribution	27	4,019	3,374	8,829	8,707
Current income tax and social contribution		(2,185)	(2,104)	(4,053)	(4,813)
Deferred income tax and social contribution		1,933	2,058	2,481	2,913
Net income		3,767	3,328	7,257	6,807
Net income attributable to owners of the parent company	28	3,748	3,122	7,230	6,407
Net income attributable to non-controlling interests		19	206	27	400
Earnings per share - basic
Common		0.75	0.63	1.45	1.29
Preferred		0.75	0.63	1.45	1.29
Earnings per share - diluted	28
Common		0.75	0.62	1.45	1.28
Preferred		0.75	0.62	1.45	1.28
Weighted average number of shares outstanding - basic	28
Common		2,518,212,730	2,518,212,730	2,518,212,730	2,518,212,730
Preferred		2,455,078,678	2,452,463,371	2,455,228,592	2,451,522,051
Weighted average number of shares outstanding - diluted	28
Common		2,518,212,730	2,518,212,730	2,518,212,730	2,518,212,730
Preferred		2,474,320,870	2,482,287,813	2,474,282,828	2,481,750,687

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Periods ended
(In millions of Reais)

	Note	04/01 to 06/30/2013	04/01 to 06/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Net income		3,767	3,328	7,257	6,807
Available-for-sale financial assets		(1,353)	237	(2,320)	403
Change in fair value		(2,520)	617	(4,057)	1,092
Income tax effect		997	(277)	1,563	(456)
(Gains) / losses transferred to income on disposal	23c	282	(172)	290	(389)
Income tax effect		(112)	69	(116)	156
Hedge		(297)	(327)	(45)	(441)
Cash flow hedge	9	113	(55)	230	(160)
Change in fair value		189	(91)	383	(267)
Income tax effect		(76)	36	(153)	107
Hedge of net investment in foreign operation	9	(410)	(272)	(275)	(281)
Change in fair value		(686)	(454)	(460)	(457)
Income tax effect		276	182	185	176
Actuarial gain/loss in liabilities of post-employment benefits		7	-	8	-
(Gains) / losses		11	-	13	-
Income tax effect		(4)	-	(5)	-
Foreign exchange differences on foreign investments		405	326	343	299
Share of other comprehensive income in associates and jointly controlled entities – available-for-sale financial assets - (disposal of the Banco BPI S.A.)	26	-	336	-	413
Change in fair value		-	509	-	626
Income tax effect		-	(173)	-	(213)
Total comprehensive income		2,529	3,900	5,243	7,481
Comprehensive income attributable to non-controlling interests		19	206	27	400
Comprehensive income attributable to the owners of the parent company		2,510	3,694	5,216	7,081

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)
Periods ended June 30, 2013 and 2012
(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale (1)	Actuarial gain / loss in liabilities of post- employment benefits	Cumulative translation adjustments abroad	Gains and losses – hedge (2)	Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2012	45,000	(1,663)	738	24,279	5,561	-	360	-	118	(452)	73,941	1,395	75,336
Transactions with owners	-	118	76	171	-	(1,633)	-	-	-	-	(1,268)	(378)	(1,646)
Treasury shares - granting of stock options – exercised options	-	118	76	-	-	-	-	-	-	-	194	-	194
Granting of stock options – exercised options	-	217	(23)	-	-	-	-	-	-	-	194	-	194
Acquisition of treasury shares	-	(99)	-	-	-	-	-	-	-	-	(99)	-	(99)
Granted options recognized	-	-	99	-	-	-	-	-	-	-	99	-	99
Acquisition / increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	-	(2)	(2)
Dividends and interest on capital - Statutory Reserve (Note 21b)	-	-	-	171	-	(1,633)	-	-	-	-	(1,462)	(376)	(1,838)
Dividends / Interest on capital paid in 2012 - Year 2011 - Statutory Reserve	-	-	-	(1,847)	-	-	-	-	-	-	(1,847)	-	(1,847)
Other	-	-	-	-	(32)	-	-	-	-	-	(32)	(398)	(430)
Total comprehensive income	-	-	-	-	-	6,407	816	-	299	(441)	7,081	400	7,481
Net income	-	-	-	-	-	6,407	-	-	-	-	6,407	400	6,807
Other comprehensive income for the period	-	-	-	-	-	-	816	-	299	(441)	674	-	674
Appropriations:
Legal reserve	-	-	-	274	-	(274)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	3,736	764	(4,500)	-	-	-	-	-	-	-
Balance at 06/30/2012	45,000	(1,545)	814	26,613	6,293	-	1,176	-	417	(893)	77,875	1,019	78,894
Change in the period	-	118	76	2,334	732	-	816	-	299	(441)	3,934	(376)	3,558
Balance at 01/01/2013	45,000	(1,523)	888	22,423	7,379	-	2,004	-	648	(917)	75,902	96	75,998
Transactions with owners	15,000	(93)	88	(14,862)	-	(1,792)	-	-	-	-	(1,659)	810	(849)
Treasury shares - granting of stock options	15,000	(93)	88	-	-	-	-	-	-	-	14,995	-	14,995
Capital increase - Statutory Reserve	15,000	-	-	(15,000)	-	-	-	-	-	-	-	-	-
Granting of stock options – exercised options	-	163	(20)	-	-	-	-	-	-	-	143	-	143
Acquisition of treasury shares (Note 21a)	-	(256)	-	-	-	-	-	-	-	-	(256)	-	(256)
Granted options recognized	-	-	108	-	-	-	-	-	-	-	108	-	108
Reduction of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	-	815	815
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	452	-	(1,792)	-	-	-	-	(1,340)	(5)	(1,345)
Dividends / Interest on capital paid in 2013 - Year 2012 - Statutory Reserve	-	-	-	(1,730)	-	-	-	-	-	-	(1,730)	-	(1,730)
Corporate reorganizations	-	-	-	(314)	-	-	-	-	-	-	(314)	-	(314)
Other	-	-	-	-	7	-	-	-	-	-	7	-	7
Total comprehensive income	-	-	-	-	-	7,230	(2,320)	8	343	(45)	5,216	27	5,243
Net income	-	-	-	-	-	7,230	-	-	-	-	7,230	27	7,257
Other comprehensive income for the period	-	-	-	-	-	-	(2,320)	8	343	(45)	(2,014)	-	(2,014)
Appropriations:
Legal reserve	-	-	-	253	-	(253)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	3,013	2,172	(5,185)	-	-	-	-	-	-	-
Balance at 06/30/2013	60,000	(1,616)	976	9,097	9,558	-	(316)	8	991	(962)	77,736	933	78,669
Change in the period	15,000	(93)	88	(13,326)	2,179	-	(2,320)	8	343	(45)	1,834	837	2,671

(1) Includes Share of other comprehensive income in associates and jointly controlled entities – Available-for-sale financial assets

(2) Includes Cash flow hedge and hedge of net investment in foreign operation

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In millions of Reais)

	Note	04/01 to 06/30/2013	04/01 to 06/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Adjusted net income		9,336	10,873	22,857	24,193
Net income		3,767	3,328	7,257	6,807
Adjustments to net income:		5,569	7,545	15,600	17,386
Granted options recognized	22d	55	56	108	99
Effects of changes in exchange rates on cash and cash equivalents		(1,495)	(960)	(1,227)	(381)
Expenses for allowance for loan and lease losses	12b	4,833	6,012	9,694	12,075
Interest and foreign exchange expense from operations with subordinated debt		2,737	1,533	3,461	2,415
Interest expense from operations with debentures		11	54	31	80
Change in reserves for insurance and private pension		4,293	4,496	9,334	8,118
Revenue from capitalization plans		(132)	(128)	(249)	(251)
Depreciation and amortization	15 and 16	594	575	1,156	1,088
Deferred taxes		(1,933)	(2,058)	(2,481)	(2,913)
Share of profit or (loss) in associates and jointly controlled entities		(74)	(32)	(126)	8
(Gain) loss from available-for-sale securities	23c	282	(172)	290	(389)
Interest and foreign exchange income from available-for-sale financial assets		(3,562)	(1,898)	(4,267)	(2,563)
Interest and foreign exchange income from held-to-maturity financial assets		(119)	(170)	(206)	(240)
(Gain) loss from sale of assets held for sale	25 and 26	-	(10)	(7)	(12)
(Gain) loss from sale of investments	25 and 26	(2)	321	(5)	325
(Gain) loss from sale of fixed assets	25 and 26	2	(2)	7	3
Impairment losses of fixed assets and intangible assets	15 and 16	2	(6)	2	(6)
Other		77	(66)	85	(70)
Change in assets and liabilities (*)		22,273	(22,675)	8,482	8,917
(Increase) decrease in assets		15,854	(14,187)	11,653	14,839
Interbank deposits		(83)	133	(764)	(1,598)
Securities purchased under agreements to resell		34,832	4,971	20,704	15,295
Compulsory deposits with the Central Bank of Brazil		(3,785)	1,816	(1,833)	24,248
Financial assets held for trading		(506)	(5,529)	13,644	(3,712)
Derivatives (assets / liabilities)		(611)	(718)	(964)	(5)
Financial assets designated at fair value		(126)	(20)	(130)	(23)
Loan operations		(12,855)	(12,809)	(20,460)	(20,468)
Financial assets		(4,148)	(2,771)	(2,862)	(921)
Other tax assets		1,339	28	2,141	1,568
Other assets		1,798	712	2,177	455
(Decrease) increase in liabilities		6,419	(8,488)	(3,171)	(5,922)
Deposits		5,654	1,905	1,172	(9,429)
Deposits received under securities repurchase agreements		(2,461)	(16,081)	(6,940)	(1,694)
Financial liabilities held for trading		(113)	(107)	(161)	(2,186)
Funds from interbank markets		5,031	4,679	7,297	3,986
Other financial liabilities		3,395	2,288	220	1,042
Technical reserve for insurance and private pension		(3,465)	211	(5,130)	659
Liabilities for capitalization plans		127	144	282	285
Provisions		(907)	(344)	(904)	467
Tax liabilities		(584)	1,869	330	3,225
Other liabilities		668	(1,999)	4,659	2,241
Payment of income tax and social contribution		(926)	(1,053)	(3,996)	(4,518)
Net cash from (used in) operating activities		31,608	(11,802)	31,339	33,110
Interest on capital / dividends received from investments in associates and jointly controlled entities		47	(15)	56	7
Cash received from sale of available-for-sale financial assets		2,955	3,356	17,031	10,904
Cash received from redemption of held-to-maturity financial assets		173	64	259	229
Cash upon sale of assets held for sale		16	40	45	58
Cash upon sale of investments in associates and jointly controlled entities		2	-	5	-
Disposal of investment in Unibanco Saúde Seguradora S.A.		-	(17)	-	(17)
Cash upon sale of fixed assets	15	16	13	19	201
Purchase of available-for-sale financial assets		(14,200)	(6,847)	(19,481)	(20,775)
Purchase of held-to-maturity financial assets		(240)	-	(414)	-
Purchase of investments in associates and jointly controlled entities	13	(3)	(819)	(3)	(819)
Purchase of fixed assets	15	(631)	(464)	(1,034)	(877)
Purchase of intangible assets	16	(280)	(515)	(555)	(847)
Net cash from (used in) investing activities		(12,145)	(5,204)	(4,072)	(11,936)
Funding from institutional markets		1,649	6,662	1,729	12,206
Redemptions in institutional markets		(1,413)	(6,774)	(5,025)	(11,102)
Acquisition/Increase of interest of non-controlling stockholders		(7)	-	295	(2)
Granting of stock options – exercised options		24	27	143	194
Purchase of treasury shares		(256)	(99)	(256)	(99)
Dividends and interest on capital paid to non-controlling interests		(1)	(375)	(5)	(376)
Dividends and interest on capital paid		(204)	(204)	(3,546)	(3,547)
Net cash from (used in) financing activities		(207)	(763)	(6,665)	(2,726)

Net increase (decrease) in cash and cash equivalents	2.4c and 4	19,256	(17,769)	20,602	18,448

Cash and cash equivalents at the beginning of the period	4	46,854	73,743	45,775	38,105
Effects of changes in exchange rates on cash and cash equivalents		1,495	960	1,227	381
Cash and cash equivalents at the end of the period	4	67,604	56,934	67,604	56,934
Additional information on cash flow
Interest received		20,348	23,505	41,668	46,447
Interest paid		11,567	14,297	25,604	22,525
Non-cash transactions
Loans transferred to assets held for sale		-	-	-	1
Dividends and interest on capital declared and not yet paid		475	506	1,075	1,231

(*) Includes the amounts of interest received and paid as shown above.
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At June 30, 2013 and December 31, 2012 for balance sheet accounts and from April 1 to June and January 1 to June 30, 2013 and 2012 for income statement accounts

(In millions of Reais, except information per share)

Note 1 - Overview

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, whether these clients are Brazilian-related or non-related customers throughout its international branches, subsidiaries and affiliates. In Brazil we serve retail clients through the branch network of Itaú Unibanco S.A. (“Itaú Unibanco”) and to wholesale clients through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, the US (New York and Miami), and Europe (Lisbon, London, Luxembourg and Switzerland), Cayman Islands, Paraguay and Uruguay. In 2012, we started operations in Colombia, which will gradually strengthen over 2013.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into four operating and reportable segments: (1) Commercial Bank – Retail, which offers a wide range of banking services for retail individuals (under several areas specialized in distribution and under several brands, such as Itaú, Uniclass and Personnalité) or high net worth clients (Private Bank) and for companies (very small and small companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans and credit cards issued to account holders; (2) Consumer Credit - Retail, which offers financial products and services to an universe beyond account holders such as vehicle financing, credit card transactions and consumer financing; (3) Wholesale Bank, which offers wholesale products and services to large and medium-sized companies, as well as investment bank activities, and (4) The Activities with the Market + Corporation segment basically manages the interest income associated with ITAÚ UNIBANCO HOLDING capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency interest rate gaps and other risk factors and arbitrage opportunities in the foreign and domestic markets.

These consolidated financial statements were approved by the Executive Board on July 29, 2013.

Note 2 – Significant accounting policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1.	Basis of Preparation

These consolidated financial statements of ITAÚ UNIBANCO HOLDING were prepared taking into consideration that the National Monetary Council (CMN) Resolution No. 3,786 established that starting December 31, 2010, annual consolidated financial statements shall be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).

These consolidated financial statements have been presented following the accounting practices described in this note.

These interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting using the option to present complete consolidated financial statements instead of condensed consolidated financial statements.

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement, and disclosure established in the IFRS pronouncements issued by the IASB, and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC) described in this note. For this reason, these Consolidated Financial Statements are in full conformity with the pronouncements issued by the IASB and the interpretations issued by the IFRIC.

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period from operating, investing, and financing activities. Cash and cash equivalents include highly-liquid financial investments (Note 2.4c).

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid is classified as operating cash flows.

In order to improve the presentation and classification of insurance operations in the Consolidated Statement of Income, in accordance with IFRS 4, reclassifications adjustments were made in relation to insurance operations. Previously, income from insurance activities was presented in the Consolidated Statement of Income net of reinsurance held under the line item Income from Insurance and Private Pension and gross figures were presented in Note 30b III. In these financial statements this information will be presented by their gross amounts on separate line items in the Consolidated Statement of Income under the line items Income from insurance and private pension and Reinsurance premiums. Expenses for claims which previously were presented net under the line item Expenses for claims will also be presented gross of the recovery values of claims with reinsurance held under the line item  Expenses for claims and Recovery with Reinsurance Claims.

2.2.	New pronouncements; changes to and interpretations of existing pronouncements

a)	Accounting pronouncements applicable for period ended June 30, 2013

•	IFRS 7 – “Financial instruments: disclosures” - in December 2011, a new change to this pronouncement was issued requiring additional disclosures on the offsetting process. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.

•	IAS 19 – “Employee benefits” – this change excludes the alternative of using the “corridor” method, requires that all changes should be recorded in Cumulative other comprehensive income, and determines that the interest cost for the following year be calculated on the recognized amount in assets or liabilities. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.

•	IFRS 10 – “Consolidated financial statements” – the pronouncement changes the current principle, identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.

•	IFRS 11 – “Joint arrangements” – the pronouncement provides a different approach for analyses of “Joint Arrangements” focused on the rights and obligations of the arrangements rather than on the legal form. IFRS 11 divides the “Joint arrangements” into two types: “Joint operations” and “Joint ventures”, in accordance with the rights and obligations of the parties. For investments in “Joint ventures”, proportionate consolidation is no longer permitted. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.

•	IFRS 12 – “Disclosures of interests in other entities” – the pronouncement includes new requirements for disclosure of all types of investments in other entities, such as “Joint Arrangements”, associates, and special purpose entities. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.

•	IFRS 13 – “Fair value measurement” – the purpose of this pronouncement is a better alignment between IFRS and USGAAP, increasing consistency and reducing the complexity of the disclosures by using consistent definitions of fair value. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.

•	Annual improvements cycle (2009-2011) – IASB makes, on an annual basis, minor changes within a number of pronouncements with the purpose of clarifying current rules and avoiding dual meaning. In this cycle, IFRS 1 – “First-time adoption of IFRS”, IAS 1 – “Presentation of financial statements”, IAS 16 – “Property, plant and equipment”, IAS 32 – “Financial instruments presentation” and IAS 34 – “Interim financial reporting” were reviewed. There have been no significant impacts on the consolidated financial statements.

b)	Accounting pronouncements recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IAS 32 – “Financial instruments: presentation” – this change was issued to clarify the offsetting requirements for financial instruments in the balance sheet. The change will be effective as of January 1, 2014. The possible impacts arising from the adoption of this change are being analyzed.

•	IFRS 9 – “Financial instruments” – the pronouncement is the first step in the process of replacing IAS 39 - “Financial instruments: recognition and measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets, and it is expected to significantly affect the accounting for financial instruments of ITAÚ UNIBANCO HOLDING. It is effective as of January 1, 2015, early adoption is permitted by IASB.

•	Investment Entities - Amendments to IFRS 10 – “Consolidated financial statements”, IFRS 12 – “Disclosure of interests in other entities” and IAS 27 – “Separate financial statements” – applicable to investment entities, which invest in funds exclusively for obtaining return on capital valuation, investment income or both. It is effective as of January 1, 2014. Any possible impacts of these amendments are being assessed.

•	IAS 36 – Impairment of assets – This change introduces requirements for disclosure of measurement of assets recoverable amounts, due to the issuance of IFRS 13. It is effective as of January 1, 2014; early adoption is permitted by IASB. Any possible impacts of these amendments are being assessed.

•	IAS 39 – Financial instruments: recognition and measurement – This change permits continuity of hedge accounting, even if a derivative is novated (transferred) to clearing, within certain conditions. It is effective as of January 1, 2014. Any possible impacts of these amendments are being assessed.

2.3.	Accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in conformity with the applicable rule standards. Estimates and judgments are evaluated on an ongoing basis, considering past experience and other factors.

The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for loan and lease losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to certain receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in relation to the expected cash inflows from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience in loan operations with similar characteristics and with similar objective evidence of impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4g VIII). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients. In 2013, there was no improvement of models assumption, in 2012, the improvement of model assumptions gave rise to a growth in the level of provisions in the amount of R$ 1,492.

The allowance amounted to R$ 24,162 (R$ 25,713 at December 31, 2012).

If the present value of the estimated cash flows were to have a positive or negative variation of 1%, the Allowance for Loan and Lease Losses would be increased or decreased by approximately R$ 3,557 (R$ 3,413 at December 31, 2012).

The details on methodology and assumptions used by the Management are disclosed in note 2.4g VIII.

b)	Deferred income tax and social contribution

As explained in item 2.4n, deferred tax assets are recognized only in relation to temporary differences and loss carryforwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING´s deferred tax asset is based on the projection of future income and other technical studies, as disclosed in Note 27. The carrying amount of deferred tax assets was R$ 37,983 (R$ 35,003 as of December 31, 2012).

c)	Fair value of financial instruments, including derivatives

The fair value of financial instruments is measured on a recurring basis, in conformity with the requirements of IAS 39 – “Financial instruments: recognition and measurement. Financial instruments recorded at fair value are assets amounting to R$ 238,663 (R$ 248,202 at December 31, 2012) of which R$ 13,009 are derivatives (R$ 11,597 at December 31, 2012) and liabilities in the amount of R$ 11,984 (R$ 11,711 at December 31, 2012) of which R$ 11,503 are derivatives (R$ 11,069 at December 31, 2012). The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into consideration ITAÚ UNIBANCO HOLDING Management´s judgment about market information and conditions existing at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long-term of indexes. At the end of the monthly closings, the areas meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy.

ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

d)	Defined benefit pension plan

At June 30, 2013, an amount of R$ 12 (R$ 29 at December 31, 2012) was recognized as an asset related to pension plans. The current amount of the pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian Reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

Should the discount rate currently used be lower by 0.5% than Management’s estimates, the actuarial amount of the pension plan obligations would be increased by approximately R$ 868.

Other important assumptions for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 29.

e)	Contingent assets and liabilities

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel, when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts, as detailed in Note 32.

The carrying amount of these contingencies was R$ 19,519 (R$ 19,209 at December 31, 2012).

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Additional information is described in Note 30.

2.4.	Summary of main accounting practices

a)	Consolidation and proportionate consolidation

I.	Subsidiaries

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated its subsidiaries, defined in accordance with IAS 27 – “Consolidated and separate financial statements”, and its specific purpose entities, defined in accordance with the SIC 12 – “Consolidation – special purpose entities”, in its Consolidated Financial Statements. As of January, 2013, ITAÚ UNIBANCO HOLDING adopted IFRS 10 – “Consolidated financial statements”, which replaced IAS 27 and SIC 12.

In accordance with the IFRS 10, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains its control and are no longer consolidated as from the date such control is lost.

On January 1, 2013 ITAÚ UNIBANCO HOLDING assessed its investments to determine whether the conclusions regarding the consolidation in accordance with the IFRS 10 differ from those conclusions reached in accordance with IAS 27 and SIC 12.

No adjustment is required for those investments already consolidated in accordance with IAS 27 and SIC 12 and which remain consolidated in accordance with the IFRS 10 on January 1, 2013 or for those investments not consolidated in accordance with IAS 27 and SIC 12 and which continue not being consolidated in accordance with the IFRS 10.

The effects arising from adopting the IFRS 10, which gave rise to the change in the accounting policy, have not had significant impacts on the consolidated financial statements of ITAÚ UNIBANCO HOLDING. We present below the overall amounts related to our investments, previously not consolidated, which started to be consolidated on January 1, 2013:

	12/31/2012	09/30/2012	06/30/2012	03/31/2012
Loan and lease operations	3,089	2,883	2,936	2,906
Total assets	1,275	1,243	1,212	1,162
Total liabilities	1,275	1,243	1,212	1,162
Non-controlling interests	29	46	42	36
Net income / (loss) atributable to non-controlling interests	(17)	5	6	10
Other comprehensive income	-	-	-	-

The following table shows the main consolidated subsidiaries and consolidated joint ventures, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at June 30, 2013, and December 31, 2012:

				Interest in voting capital at		Interest in total capital at
		Incorporation country	Activity	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Fiat S.A.		Brazil	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Investcred Unibanco S.A.	(1)	Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú BBA International S.A.	(2)	Portugal	Financial institution	-	99.99%	-	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(3) (Nota 3c)	Brazil	Financial institution	70.00%	100.00%	70.00%	100.00%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	99.99%	100.00%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Fiat Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(1)	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	100.00%	99.99%	100.00%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(4)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	99.99%	99.99%	99.99%	99.99%
Itaú BBA International PLC		United Kingdom	Financial institution	99.99%	99.99%	99.99%	99.99%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	99.99%	99.99%	99.98%	99.98%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arab Emirates	Advisory	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(5) (Nota 3b)	Brazil	Consumer finance credit	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.		Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	(1)	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Tarjetas Unisoluciones S.A. de Capital Variable		Mexico	Credit card administrator	100.00%	100.00%	100.00%	100.00%

(1) Joint ventures previously proportionately consolidated, became fully consolidated as of 01/01/2013.

(2) Company merged on 02/01/2013 with Itaú BBA International Limited.

(3) New company name of Banco Banerj S.A..

(4) Does not include Redeemable Preferred Shares.

(5) New company name of FAI - Financeira Americana Itaú S.A. - Crédito, Financiamento e Investimento.

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all those jointly controlled entities, for all entities FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento the minimum capital percentage is 25.0% higher than that required by the Central Bank of Brazil (Note 33).

II.	Business combinations

Accounting for business combinations under IFRS 3 (R) is only applicable when a business is acquired. Under IFRS 3 (R), a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs, processes applied to those inputs and outputs that are, or will be, used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4k. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

III.	Transactions with non-controlling stockholders

IFRS 10 – “Consolidated and separate financial statements” establishes that changes in a ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity.

b)	Foreign currency translation

I.	Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in reais, which is its functional currency and the presentation currency of these consolidated financial statements. For each subsidiary and investment in associates and jointly controlled entities, ITAÚ UNIBANCO HOLDING defined the functional currency.

IAS 21 – “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which the entity operates. If the indicators are mixed and the functional currency is not obvious, Management has to use its judgment to determine the functional currency that most faithfully represents the economic effects of the entity’s operations, focusing on the currency that mainly influences the pricing of transactions. Additional indicators are the currency in which financing is made or in which funds from operating activities are generated or received, as well as the nature of activities and the extent of transactions between the foreign subsidiaries and the other entities of the consolidated group.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in other comprehensive income.

II-	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange operations and foreign exchange gains/losses and amount to R$ 1,562 for the period for the period January 1, to June 30, 2013 (R$ 993 for the period January 1 to June 30, 2012).

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are separated from all other changes in the carrying amount of the instrument. The exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

c)	Cash and cash equivalents

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

d)	CENTRAL BANK Compulsory deposits

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits. In the case of Brazil, the acquisition and deposit of Brazilian federal government securities is also required.

Compulsory deposits are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method as detailed in Note 2.4g VI.

e)	Interbank deposits

ITAÚ UNIBANCO HOLDING recognizes its interbank deposits in the balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method as detailed in Note 2.4g VI.

f)	Securities purchased under agreements to resell and sold under repurchase agreements

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The amounts invested in resale agreement transactions and borrowed in repurchase agreement transactions are initially recognized in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned in resale agreement transactions and incurred in repurchase agreement transactions is recognized in Interest and similar income and Interest and similar expense, respectively.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

g)	Financial assets and liabilities

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the balance sheet and measured based on the category in which the instrument is classified.

Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss – held for trading.
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value.
•	Available-for-sale financial assets.
•	Held-to-maturity financial assets.
•	Loans and receivables.
•	Financial liabilities at amortized cost.

The classification depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

ITAÚ UNIBANCO HOLDING classifies financial instruments into classes that reflect the nature and characteristics of these financial instruments.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits (Note 2.4d), Interbank deposits (Note 2.4e), Securities purchased under agreement to resell (Note 2.4f), Loan operations (Note 2.4g VI) and Other financial assets (Note 2.4g IX).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or when ITAÚ UNIBANCO HOLDING has substantially transferred all risks and rewards of ownership, and such transfer qualifies for derecognition, according to the requirements of IAS 39. Therefore, if the risks and rewards were not substantially transferred, ITAÚ UNIBANCO HOLDING evaluates the extent of control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of short-term profit taking.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives. Interest income and expenses are recognized in Interest and similar income and Interest and similar expense, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). This designation cannot be subsequently changed. In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates an accounting mismatch when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of hosts and embedded derivatives that shall otherwise be separated.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives - Financial assets designated at fair value through profit or loss. Interest income and expenses are recognized in Income and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING designated certain assets at fair value through profit or loss upon their initial recognition, because they are reported to Management and their performance is daily evaluated based on their fair value.

III-	Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in Net gain (loss) from investment securities and derivatives – Financial assets held for trading and derivatives - except when ITAÚ UNIBANCO HOLDING designates these hybrid contracts as a whole as fair value through profit or loss.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge.
•	the hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship.

•	for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.
•	the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured.

•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 9.

Fair value hedge

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and

b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Gains and losses – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAU UNIBANCO HOLDING redesignates a hedge, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other comprehensive income is immediately transferred to the statement of income.

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	the portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income.
b)	the ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the income statement upon the disposal of the investment in the foreign operation.

IV - Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income. Interest, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income. The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) from financial assets and liabilities – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends, and inflow of economic benefits is probable.

ITAÚ UNIBANCO HOLDING assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence of impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the consolidated statement of income as a reclassification adjustment from Other comprehensive income.

Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the statement of income. However, if in a subsequent period the fair value of a debt instrument classified as an available-for-sale financial asset increases and such increase can be objectively related to an event that occurred after the loss recognition, such loss is reversed through the statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets that ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method (as detailed in item VI below). Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income.

When there is impairment of held-to-maturity financial assets, the loss is recorded as a reduction in the carrying amount through the use of an allowance account and recognized in the consolidated statement of income. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the loss was recognized, the previously recognized loss is reversed. The reversal amount is also recognized in the consolidated statement of income.

VI-	Loan operations

Loan operations are initially recognized at fair value, plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method.

The effective interest rate approach is a method of calculating the amortized cost of a financial asset or liability and of allocating the interest income or expense over the relevant period. The effective interest rate is the discount rate that is applied to future payments or receipts through the expected life of the financial instrument that results in an amount equal to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. When a loan is placed on non-accrual status, the accrual of interest of the loan is discontinued.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

Our Individuals portfolio consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. The Corporate portfolio includes loans made to large corporate clients. Our Small / Medium Business Portfolio corresponds to loans to a variety of customers from small to medium-sized companies. The Foreign Loans Latin America is substantially comprised of loans granted to individuals in Argentina, Chile, Paraguay, and Uruguay.

At a corporate level, there are two groups (independent from the business areas): the credit risk group and the finance group, which are responsible for defining the methodologies used to measure the allowance for loan losses and for performing the corresponding calculations on a recurring basis.

The credit risk group and the finance group, at the corporate level, monitor the trends observed in the allowance for loan losses at the portfolio segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, for understanding the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

VII -	Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant return rate on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under Interest and similar income.

VIII- Allowance for loan and lease losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment;
•	financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios);
•	breach of loan clauses or terms;
•	entering into bankruptcy;
•	loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each identified portfolio of similar receivables. The periods adopted by Management are of twelve months, considering that the observed period for homogenous receivables portfolios vary, depending upon the specific portfolio, between nine and twelve months Management chose to use twelve months period as being the most representative, with those observed for portfolios of loans individually evaluated for impairment are at most 12 months, considering the review cycle for each credit.

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, methodologies are used that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and officers in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default.)

To determine the amount of the allowance for individually non-significant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan and lease losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio areas responsible for defining the methodology to measure the allowance for loan and lease losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four areas.

The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential economic loss that may occur in the event of default, being the debt that cannot be recovered (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan and lease losses. When a change in the model is made, the model is validated through back-testing and statistical methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).

•	Small / Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others.

•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan and lease losses.

When a loan is uncollectible, it is written-off in the balance sheet under allowance for loan and lease losses. Write-off as losses occur after 360 days of credits have matured or after 540 days for loans with maturities over 36 months.

In almost all cases for loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

IX- Other financial assets

ITAÚ UNIBANCO HOLDING presents these assets, which composition is detailed in Note 20a, in the consolidated balance sheet initially at fair value and subsequently at amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X-	Financial liabilities at amortized cost

The financial liabilities that are not classified as at fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expenses are presented in consolidated statement of income under Interest and similar expense.

The following financial liabilities are presented in the consolidated balance sheet and recognized at amortized cost:

•	Deposits (See Note 17).
•	Securities sold under repurchase agreements (Note 2.4f).
•	Funds from interbank markets (Note 19a).
•	Funds from institutional markets (Note 19b).
•	Liabilities for capitalization plans.
•	Other financial liabilities (Note 20b).

h)	Investments in associates and joint ventures

I – Associates

In accordance with IAS 28 – “Investments in associates and joint ventures”, associates are those companies in which the investor has significant influence, but does not have control. Significant influence is usually presumed to exist when an interest in voting capital is held from 20.0% to 50.0%. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and jointly controlled entities include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II – Joint arrangements

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated proportionally its interest held in joint ventures, in conformity with the requirements of IAS 31 – “Interests in joint ventures”. As from that date, ITAÚ UNIBANCO HOLDING adopted IFRS 11 – “Joint arrangements”, thus changing its accounting policy from interest in joint business to the equity method.

In accordance with the IFRS 11, investments in joint business are classified as joint operations or joint ventures. The classification is dependent upon the contractual rights and obligations held by each investor, rather than the legal structure of the joint arrangements.

ITAÚ UNIBANCO HOLDING has assessed the nature of its joint arrangements and concluded that it has both joint operations and joint ventures. There was no change in the accounting treatment for joint operations. For joint ventures, ITAÚ UNIBANCO HOLDING adopted the new policy for interest in joint ventures, in accordance with the IFRS 11 transition provisions.

The effects arising from adopting IFRS 11, which gave rise to a change in the accounting policy, have not had significant impacts on the consolidated financial statements of ITAÚ UNIBANCO HOLDING. We present below the overall amounts related to our investments, previously proportionally consolidated, which started to be accounted for under the equity method on January 1, 2013:

6/30/2013
Total assets (*)	48
Total liabilities (*)	18

(*) Composed of companies Olímpia Promoção e Serviços S.A., Rosefield Finance Ltd., MCC Securities Inc. and MCC Corredora de Bolsa.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and jointly controlled entities after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and jointly controlled entities is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and jointly controlled entities is equal or above its interest in the associates and jointly controlled entities, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and jointly controlled entities.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and jointly controlled entities are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and jointly controlled entities are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the associates and jointly controlled entities decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in associates and jointly controlled entities are recognized in the consolidated statement of income.

i)	Lease commitments (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets. Leases of fixed assets, in which ITAÚ UNIBANCO HOLDING substantially holds all risks and rewards incidental to the ownership are classified as finance leases. They are capitalized on the commencement date of the leases at the lower of the fair value of the asset and the present value of the lease future minimum payments.

Each lease installment is allocated part to the liability and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. The corresponding obligations, net of future financial charges, are included in Other financial liabilities. The interest expense is recognized in the consolidated statement of income over the lease term, to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Fixed assets acquired through finance lease are depreciated over their useful lives.

Expenses of operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

j)	Fixed assets

In accordance with IAS 16 – “Property, plant and equipment”, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. Such rates are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

ITAÚ UNIBANCO HOLDING in the period ended June 30, 2013, did not recognize any impairment losses related to fixed assets. (At June 30, 2012 recognize any impairment losses in the amount of R$ 10).

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under Other income or General and administrative expenses.

k)	Goodwill

In accordance with IFRS 3 (R) – “Business combinations”, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed. At June 30, 2013 and December 31, 2012, ITAÚ UNIBANCO HOLDING did not have any goodwill balance in our consolidated financial statements.

Goodwill of associates and jointly controlled entities is reported as part of investment in the consolidated balance sheet under Investments in associates and jointly controlled entities, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

l)	Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

In the period ended June 30, 2013, the ITAÚ UNIBANCO HOLDING recognized impairment losses in the amount of R$ 2 (R$ 4 at June 30, 2012), related to the association for the promotion and offer of financial products and services, caused by results below expectations.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the costing model to measure its intangible assets after its initial recognition.

m)	Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Subsequent reductions in the carrying value of the asset are recorded as a loss due to decreases in fair value less costs to sell, in the consolidated statement of income under General and administrative expenses. In the case of recovery of the fair value less cost to sell, the recognized losses can be reversed.

n)	Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and Social contribution credits and Tax liabilities – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offset. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in other comprehensive income and subsequently recognized in Income together with the recognition of the gain/loss originally deferred.

Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

30/06/2013
Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	15.00%

(*) For non-financial operations consolidated in the financial statements the social contribution rate regards 9.00%.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50.0%.

o)	Insurance contracts and private pension

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

ITAÚ UNIBANCO HOLDING, through its subsidiaries, issues contracts to clients that have insurance risks, financial risks or a combination of both. A contract under which ITAÚ UNIBANCO HOLDING accepts significant insurance risks from its clients and agrees to compensate them upon the occurrence of a specified uncertain future event is classified as an insurance contract. The insurance contract may also transfer a financial risk, but is accounted for as an insurance contract, should the insurance risk be significant.

As permitted by IFRS 1, upon adoption of IFRS for the first time, ITAÚ UNIBANCO HOLDING elected not to change its accounting policies for insurance contracts, which follow accounting practices adopted in Brazil (“BRGAAP”).

Investment contracts are those that transfer a significant financial risk. Financial risk is the risk of a future change in one or more variables, such as interest rate, price of financial assets, price of commodities, foreign exchange rate, index of prices or rates, credit risk rating, credit index or other variable.

Investment contracts may be reclassified as insurance contracts after their initial classification, should the insurance risk become significant.

Investment contracts with discretionary participation features are financial instruments, but they are treated as insurance contracts, as established by IFRS 4.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

The payment of additional benefits is considered significant in all scenarios with commercial substance, since survival of the beneficiary may exceed the survival estimates in the actuarial table used to define the benefit agreed in the contract. The option of conversion into a fixed amount to be paid for the life of the beneficiary is not available. All contracts give the right to the counterparty to choose a life annuity benefit.

Insurance premiums

Insurance premiums are recognized over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid are revalued after 365 days elapse in relation to the possibility of non-recovery of such losses. In the event of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

ITAÚ UNIBANCO HOLDING analyzes all contracts in order to check for any embedded derivates. In the cases where these derivatives meet the definition of insurance contracts on their own, we do not separate them. We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

As a result of this test, if the assessment shows that the carrying amount of the insurance liabilities (less related deferred acquisition costs of contracts and related intangible assets) is lower than the value of the estimated future cash flows, any identified deficiency (after recording the deferred acquisition costs and intangible assets related to deficit portfolios, in compliance with the accounting policy) will have to be recognized in income for the period. In order to perform the adequacy test, insurance contracts are grouped in portfolios that are broadly subject to similar risks and which risks are jointly managed as a single portfolio.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

p)	Capitalization plans

ITAÚ UNIBANCO HOLDING sells capitalization certificates, in which clients deposit specific amounts, depending on the plan, which are redeemable at the original amount plus interest. Clients enter, during the term of the plan, into raffles of cash prizes.

While for regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

q)	Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred. Those contributions totaled R$ 742 from January 1 to June 30, 2013 (R$ 728 from January 1 to June 30, 2012).

Additionally, ITAÚ UNIBANCO HOLDING also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits” up to December 31, 2012 and in accordance with the IAS 19 (revised in June 2011) – “Employee benefits” as from January 1, 2013.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;
•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in Other Comprehensive Income.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is committed as per the acquisition contracts to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial sentence. Such benefits are also accounted for in accordance with IAS 19, in a manner similar to defined benefit plans.

r)	Stock-based compensation

Stock-based compensation is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period.) The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

s)	Financial guarantees

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value. Subsequently, this obligation should be measured at: (i) the amount initially recognized less accumulated amortization and (ii) the amount determined pursuant to IAS 37 – “Provisions, contingent liabilities and contingent assets”, whichever is higher.

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under Banking service fees.

After issuance, if based on the best estimate ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

t)	Provisions, contingent assets and contingent liabilities

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events for which materialization depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain which, generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the obligations and the amounts can be estimated with reasonable certainty.

Contingent losses are classified as:

•	probable: in which liabilities are recognized in the consolidated balance sheet under Provisions;
•	possible: in which case they are disclosed in the financial statements but no provision is recorded;
•	remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

The amount of court escrow deposits is adjusted in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

u)	Capital

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

v)	Treasury shares

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our stock option plan, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

w)	Dividends and interest on capital

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of 25% of net income for the year, as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as liabilities, when approved by the stockholders at a Stockholder´s Meeting. Since January 1, 1996, Brazilian companies have been permitted to attribute a tax-deductible nominal interest rate charge on net equity (called interest on capital.)

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under BRGAAP and not based on these consolidated financial statements prepared under IFRS.

x)	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

Earnings per share are presented based on the two types of shares issued by ITAÚ UNIBANCO HOLDING. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of ITAÚ UNIBANCO HOLDING after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – “Earnings per share”.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds (funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase shares of ITAÚ UNIBANCO HOLDING.

y)	Revenue from services

ITAÚ UNIBANCO HOLDING provides a number of services to its clients, such as investment management, credit card, investment banking services and certain commercial banking services.

Services related to current accounts are offered to clients either in the format of packages or individually. These revenues are recognized when such services are provided.

Revenue from certain services such as fees from funds management, performance, collection for retail clients, custody, and those related to credit cards is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

z)	Segment information

IFRS 8 – “Operating segments” requires that operating segments are disclosed consistently with information provided to the chief operating decision maker, who is the person or group of persons that allocates resources to the segments and assesses their performance. ITAÚ UNIBANCO HOLDING considers that its Executive Board is the chief operating decision maker.

ITAÚ UNIBANCO HOLDING has four reportable segments: (i) Commercial Bank – Retail, (ii) Consumer Credit – Retail, (iii) Wholesale Bank, and (iv) Activities with the Market + Corporation.

Segment information is presented in Note 34.

Note 3 – Business development

a)	BSF Holding S.A.

On April 14, 2011, ITAÚ UNIBANCO HOLDING S.A. entered into a sale and purchase agreement for the purchase and sale of shares with Carrefour Comércio e Indústria Ltda. (“Carrefour”) to acquire 49.0% of BSF Holding S.A. (“Banco Carrefour”), the entity responsible for the offer and distribution, on an exclusive basis, of financial, insurance and private pension products and services in the distribution channels of Carrefour Brazil operated under the “Carrefour” brand in Brazil. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 23, 2012 and to the transfer of shares of BSF to ITAÚ UNIBANCO HOLDING S.A., which was carried out on May 31, 2012.

Since May 31, 2012 we have accounted for this interest in BSF under the equity method (Note 13) and as transactions with related parties (Note 35).

The allocation of the difference between the investment held in BSF and the interest in its net assets, at the acquisition date, is shown below:

Acquired identifiable assets and assumed liabilities
Cash and deposits on demand	1
Available-for-sale securities	131
Loan operations, net	600
Fixed assets, net	6
Intangible assets	33
Other assets	1,881
Total acquired assets	2,652
Deposits	312
Deposits received under securities repurchase agreements	94
Provisions	27
Other liabilities	1,738
Total assumed liabilities	2,171
Net assets at fair value – 100.0%	481
Interest acquired – 49.0%	236
Consideration paid	816
Goodwill	580

Goodwill arising from the operation is reported as part of investment in the heading Investments in associates and jointly controlled entities, and the impairment test is analyzed in relation to the total investment balance (including goodwill).

b)	FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (“FAI”)

On August 9, 2012, ITAÚ UNIBANCO HOLDING S.A. informed that conclusion its partnership with LOJAS AMERICANAS S.A. (“LASA”), entered into in 2005, for the offering, distribution and sale, on an exclusive basis by FAI (entity jointly controlled by ITAÚ UNIBANCO HOLDING S.A. and LASA), of financial, insurance and pension plan products and services to customers of LASA and its affiliated companies.

As a consequence of said termination, ITAÚ UNIBANCO HOLDING S.A. and LASA entered into, on that date, a purchase agreement and other covenants under which LASA has agreed (i) to sell to ITAÚ UNIBANCO HOLDING S.A. the total interest it holds in the capital of FAI for the amount of R$ 95 million; and (ii) to acquire the operating right held by FAI with respect to the offering, distribution and sale, on an exclusive basis, of financial products and services through the distribution channels of LASA and/or its affiliates, at the approximate amount of R$ 112 million. The completion of the transaction was subject to approval of the Central Bank of Brazil, which was obtained on December 27, 2012.

As a result of this transaction, FAI is no longer an entity controlled jointly by ITAÚ UNIBANCO HOLDING S.A. and LASA, becoming a whole-owned subsidiary of ITAÚ UNIBANCO HOLDING S.A.. At December 31, 2012 the balance of FAI’s balance sheet accounts were fully consolidated; the net income for 2012, however, was partially consolidated.

In 2013 we will complete the final appropriation of the difference between the amount paid by FAI and the interest in its net assets at fair value.

c)	Redecard

On September 24, 2012, ITAÚ UNIBANCO HOLDING S.A. completed the auction of the Tender Public Offer (OPA) to cancel Redecard’s listed company register, pursuant to the OPA call notice published on August 23, 2012.

As a result of the auction, ITAÚ UNIBANCO HOLDING S.A. purchased, through its non-financial subsidiary Banestado Participações, Administração e Serviços Ltda., 298,989,237 common shares issued by Redecard, representing 44.4% of its capital, and now it holds 635,474,593 common shares, representing 94.4% of its capital. The shares were purchased for the unit price of R$ 35.00, totaling R$ 10,469.

With the purpose of completing the purchase of the remaining minority interest, ITAÚ UNIBANCO HOLDING acquired, by way of its subsidiary Banestado Participações, Administração e Serviços Ltda., 36,423,856 common shares (24,207,582 shares in October 2012; 9,893,659 shares in November 2012; and 2,322,615 shares in December 2012) for the amount, offered at the OPA of September 24, 2012, of R$ 35.00, plus SELIC variation for the period, redeemed 999,884 common shares and canceled 72,372 treasury shares, thus increasing its interest in the capital, from 94.4% to 100.0%, totaling the amount of R$ 1,283 (including fees and brokerage).

On October 18, 2012, the Brazilian Securities and Exchange Commission (CVM) cancelled Redecard’s registration as a publicly-held company.

Changes in stockholders’ equity of ITAÚ UNIBANCO HOLDING S.A., due to the purchase of shares from non-controlling stockholders of Redecard, are shown below:

2012

Effect of change in interest	(11,151)
Recognition of deferred income tax on temporary difference (*)	3,791
Decrease in stockholders’ equity due to the purchase of Redecard’s shares	(7,360)

(*) For non-financial subsidiaries, tax rate of Income Tax and Social Contribution is 34.00%.

d)	Association with Banco BMG S.A.

On July 9, 2012 ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

e)	Credicard

On May 14, 2013, Itaú Unibanco Holding, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Citicard S.A. and Citifinancial Promotora de Negócios e Cobranças Ltda., for the amount of R$ 2,767 million, including “Credicard” brand.

Banco Credicard and Citifinancial are these entities responsible for the supply and distribution of financial products and services under “Credicard” brand, principally personal loans and credit cards. The operation has a credit portfolio (gross amount) worth R$ 7.3 billion (as of the baseline date of December 31, 2012) and with a credit card base of 4.8 million.

The conclusion of this operation and the effective payment shall be contingent on the approval of the appropriate regulators and will not result in significant impacts on consolidated financial statements.

f)	Cencosud S.A.

On July 17, 2013, Itaú Unibanco Holding, signed a Memorandum of Understanding with Cencosud S.A. (“Cencosud”), a Chilean retail chain, whereby the parties have agreed to a strategic alliance, to be implemented, for a period of 15 years.

The purpose of the association will be to offer financial services and products to the consumer through Cenconsud’s retail business in Chile and Argentina, more particularly services and products related to credit card issue and operations (“Transaction”). The association’s activities will be carried out of specific purpose entities in Chile and Argentina, whose equity stock will be held by Itaú Unibanco and Cencosud, at 51.0% and 49.0% respectively. At present, Cencosud’s credit portfolio in Chile and Argentina associated with consumer credit activities amount to approximately US$ 1.3 billion.

In the light of the Transaction, Itaú Unibanco will pay the amount of approximately US$ 307 million to Cencosud. The Transaction is not expected to have any significant accounting impact on the results of Itaú Unibanco, which will consolidate the association in its financial statements.

The implementation of the Transaction is contingent on compliance with certain conditions precedent including the approval of the appropriate regulatory authorities.

g)	BMG Seguradora S.A.

On June 25, 2013, Itaú Unibanco Holding, whereby Banco Itaú BMG Consignado S.A. (“JV”), which is a entity indirectly controlled by Itaú Unibanco signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby JV agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A..

Following the fulfillment of certain conditions precedent, including the approval of this transaction by the appropriate regulatory authorities, the JV will acquire such shares through one of its controlled entities and pay approximately R$ 85 million to Sellers. BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora will execute exclusivity agreements with Banco BMG and the JV for the purpose of distributing insurance products to be offered jointly with the products distributed by such financial institutions.

Such acquisition is not expected to have any significant accounting impact on the results of Itaú Unibanco Holding, which will consolidate the transaction in its financial statements.

h)	Citibank N.A. Uruguay Branch

On June 28, 2013, Itau Unibanco Holding, whereby its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed hereof a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As result of this transaction, BIU will assume a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Dinners brand, which is represented in 2012 slightly more than 6% of the Uruguayan market share.

The amount involved in the transaction is not material for Itaú Unibanco Holding and, therefore, will not cause any material accounting effect in its results.

The closing of the transaction is subject to this fulfillment of certain conditions precedent, including the approval by competent regulatory authorities.

Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	6/30/2013	12/31/2012
Cash and deposits on demand	14,671	13,967
Interbank deposits	13,410	14,347
Securities purchased under agreements to resell	39,523	17,476
Total	67,604	45,790

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 8,562 (R$ 9,479 at December 31, 2012) and R$ 124,558 (R$ 145,261 at December 31, 2012), respectively.

Note 5 - Central Bank compulsory deposits

	6/30/2013	12/31/2012
Non-interest bearing deposits	4,186	6,448
Interest-bearing deposits	61,498	57,253
Total	65,684	63,701

Note 6 - Interbank deposits and securities purchased under agreements to resell

	6/30/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total

Interbank deposits	20,828	1,144	21,972	23,430	396	23,826
Securities purchased under agreements to resell (*)	164,081	-	164,081	162,558	179	162,737
Total	184,909	1,144	186,053	185,988	575	186,563

(*) The amounts of R$ 5,294 (R$ 9,106 at December 31, 2012) are pledged in guarantee of operations on BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros the amounts of R$ 94,653 (R$ 116,922 at December 31, 2012) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4f.

Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	6/30/2013				12/31/2012
	Cost / amortized	Unrealized results			Cost / amortized	Unrealized results
	cost	Gain	Loss	Fair value	cost	Gain	Loss	Fair value
Investment funds	1,211	30	(10)	1,231	1,422	47	(1)	1,468
Brazilian government securities (1a)	96,177	53	(1,650)	94,580	110,999	212	(5)	111,206
Brazilian external debt bonds (1b)	1,115	17	(8)	1,124	1,250	39	(3)	1,286
Government securities – abroad (1c)	1,298	17	(31)	1,284	860	16	(4)	872
Argentina	138	8	(9)	137	105	5	(4)	106
United States	331	9	-	340	335	10	-	345
Mexico	331	-	(19)	312	224	1	-	225
Chile	101	-	-	101	108	-	-	108
Paraguay	84	-	-	84	-	-	-	-
Uruguay	45	-	-	45	33	-	-	33
Colombia	166	-	-	166	34	-	-	34
Belgium	66	-	(1)	65	-	-	-	-
Turkey	35	-	(2)	33	-	-	-	-
Peru	1	-	-	1	21	-	-	21
Corporate securities (1d)	33,738	117	(195)	33,660	30,613	185	(114)	30,684
Shares	3,194	92	(125)	3,161	2,777	137	(99)	2,815
Securitized real estate loans	20	-	-	20	21	-	-	21
Bank deposit certificates	3,125	-	-	3,125	2,933	-	-	2,933
Debentures	5,503	11	(3)	5,511	4,629	8	(1)	4,636
Eurobonds and other	1,744	14	(67)	1,691	1,587	39	(14)	1,612
Financial credit bills	19,963	-	-	19,963	18,440	1	-	18,441
Promissory notes	20	-	-	20	20	-	-	20
Other	169	-	-	169	206	-	-	206
Total	133,539	234	(1,894)	131,879	145,144	499	(127)	145,516

(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were June 30, 2013: a) R$ 20,304 (R$ 1,881 at December 31, 2012), b) R$ 239, c) R$ 125 and d) R$ 934 (R$ 467 at December 31, 2012), totaling R$ 21,602 (R$ 2,348 at December 31, 2012).

The cost / amortized cost and fair value of financial assets held for trading by maturity are as follows:

	6/30/2013		12/31/2012
	Cost / amortized cost	Fair value	Cost / amortized cost	Fair value
Current	24,672	24,626	32,225	32,334
Non-stated maturity	4,404	4,391	4,199	4,284
Up to one year	20,268	20,235	28,026	28,050
Non-current	108,867	107,253	112,919	113,182
From one to five years	85,783	84,555	85,418	85,581
From five to ten years	13,217	12,963	17,878	17,934
After ten years	9,867	9,735	9,623	9,667
Total	133,539	131,879	145,144	145,516

Financial assets held for trading include assets with a fair value of R$ 79,141 (R$ 75,146 at December 31, 2012) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	6/30/2013
	Cost / Amortized	Unrealized results
	Cost	Gain	Loss	Fair value
Brazilian external debt bonds	344	8	(2)	350

	12/31/2012
	Cost / Amortized	Unrealized results
	Cost	Gain	Loss	Fair value
Brazilian external debt bonds	217	3	-	220

The cost or amortized cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	6/30/2013		12/31/2012
	Cost / amortized cost	Fair value	Cost / amortized cost	Fair value
Non-current - after ten years	344	350	217	220

Note 8 – Derivatives

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 6,495 (R$ 4,895 at 12/31/2012) and was basically comprised of government securities.

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	06/30/2013	06/30/2013	06/30/2013	06/30/2013
Futures contracts	592,544	(295)	136	(159)
Purchase commitments	97,598	2	186	188
Foreign currency	5,394	47	177	224
Interbank market	65,184	(296)	9	(287)
Indices	22,228	251	-	251
Securities	4,569	-	-	-
Commodities	216	-	-	-
Other	7	-	-	-
Commitments to sell	494,946	(297)	(50)	(347)
Foreign currency	75,164	(115)	(51)	(166)
Interbank market	382,619	189	1	190
Fixed rate	101	-	2	2
Indices	29,446	(371)	(2)	(373)
Securities	7,518	-	-	-
Commodities	98	-	-	-
Swap contracts		(802)	231	(571)
Asset position	183,146	2,411	1,838	4,249
Foreign currency	11,715	1,039	324	1,363
Interbank market	48,239	186	489	675
Fixed rate	52,752	332	666	998
Floating rate	30,265	46	57	103
Indices	40,055	808	300	1,108
Securities	117	-	-	-
Commodities	3	-	-	-
Other	-	-	2	2
Liability position	183,948	(3,213)	(1,607)	(4,820)
Foreign currency	20,051	(1,438)	(283)	(1,721)
Interbank market	38,895	21	(461)	(440)
Fixed rate	51,102	(483)	(446)	(929)
Floating rate	3,835	(58)	(89)	(147)
Indices	69,821	(1,154)	(351)	(1,505)
Securities	102	(96)	23	(73)
Commodities	31	-	-	-
Other	111	(5)	-	(5)
Option contracts	1,416,444	228	(269)	(41)
Purchase commitments – long position	286,013	627	423	1,050
Foreign currency	15,806	276	274	550
Interbank market	45,700	51	186	237
Floating rate	134	1	(1)	-
Indices	222,752	255	(27)	228
Securities	816	27	(2)	25
Commodities	779	17	(7)	10
Other	26	-	-	-
Commitments to sell – long position	493,016	897	(26)	871
Foreign currency	10,214	164	(91)	73
Interbank market	39,374	61	(41)	20
Floating rate	701	1	(1)	-
Indices	438,712	474	(96)	378
Securities	3,808	187	194	381
Commodities	191	8	7	15
Other	16	2	2	4
Purchase commitments – short position	172,763	(516)	(586)	(1,102)
Foreign currency	12,278	(305)	(282)	(587)
Interbank market	28,885	(39)	(158)	(197)
Indices	130,733	(155)	(137)	(292)
Securities	691	(7)	(13)	(20)
Commodities	156	(10)	4	(6)
Other	20	-	-	-
Commitments to sell – short position	464,652	(780)	(80)	(860)
Foreign currency	10,760	(214)	156	(58)
Interbank market	110,570	(128)	105	(23)
Indices	341,260	(292)	(153)	(445)
Securities	1,654	(132)	(181)	(313)
Commodities	382	(11)	(5)	(16)
Other	26	(3)	(2)	(5)

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	06/30/2013	06/30/2013	06/30/2013	06/30/2013
Forward operations (onshore)	35,300	1,366	36	1,402
Purchases receivable	11,591	1,660	101	1,761
Foreign currency	8,008	456	101	557
Interbank market	3,004	-	1	1
Fixed rate	77	702	(1)	701
Floating rate	500	502	-	502
Commodities	2	-	-	-
Purchases payable	6,277	(1,575)	1	(1,574)
Foreign currency	6,198	(359)	-	(359)
Fixed rate	-	(702)	1	(701)
Floating rate	-	(502)	-	(502)
Commodities	79	(12)	-	(12)
Sales receivable	8,886	3,065	(8)	3,057
Foreign currency	6,306	518	(4)	514
Interbank market	89	88	-	88
Fixed rate	856	906	(3)	903
Floating rate	707	709	-	709
Securities	837	827	(1)	826
Commodities	91	17	-	17
Sales deliverable	8,546	(1,784)	(58)	(1,842)
Foreign currency	6,618	(353)	(58)	(411)
Interbank market	1,928	-	(1)	(1)
Fixed rate	-	(721)	1	(720)
Floating rate	-	(709)	-	(709)
Securities	-	(1)	-	(1)
Credit derivatives	7,085	622	1	623
Asset position	3,110	720	75	795
Fixed rate	2,575	720	69	789
Securities	398	-	4	4
Other	137	-	2	2
Liability position	3,975	(98)	(74)	(172)
Fixed rate	2,694	(98)	(30)	(128)
Securities	1,261	-	(43)	(43)
Other	20	-	(1)	(1)
Forwards operations (offshore)	38,099	(35)	36	1
Asset position	20,102	413	25	438
Foreign currency	19,701	402	25	427
Indices	296	7	-	7
Securities	105	4	-	4
Liability position	17,997	(448)	11	(437)
Foreign currency	17,975	(448)	11	(437)
Interbank market	16	-	-	-
Títulos	6	-	-	-
Swap with USD check	1,598	(64)	(45)	(109)
Asset position – interbank market	767	-	-	-
Liability position	831	(64)	(45)	(109)
Foreign currency	766	(64)	(44)	(108)
Interbank market	65	-	(1)	(1)
Check of swap – asset position - foreign currency	838	-	73	73
Other derivative financial instruments	6,856	220	67	287
Asset position	5,875	628	87	715
Foreign currency	428	100	5	105
Fixed rate	1,415	394	35	429
Securities	4,008	134	46	180
Other	24	-	1	1
Liability position	981	(408)	(20)	(428)
Foreign currency	376	(98)	(13)	(111)
Fixed rate	-	(310)	(2)	(312)
Securities	472	-	(4)	(4)
Other	133	-	(1)	(1)
	Assets	10,421	2,588	13,009
	Liabilities	(9,181)	(2,322)	(11,503)
	Total	1,240	266	1,506

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2013
Futures	254,683	125,621	97,491	114,749	592,544
Swaps	5,118	23,280	18,053	134,284	180,735
Options	550,230	81,807	770,405	14,002	1,416,444
Forwards (onshore)	5,523	18,721	4,840	6,216	35,300
Credit derivatives	575	971	416	5,123	7,085
Forwards (offshore)	13,382	15,924	7,678	1,115	38,099
Swaps with USD check	-	-	14	753	767
Check of swap	-	-	18	820	838
Other	120	918	970	4,848	6,856

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2012	12/31/2012	12/31/2012	12/31/2012
Futures contracts	537,449	46	(69)	(23)
Purchase commitments	349,872	47	-	47
Foreign currency	15,013	29	-	29
Interbank market	289,816	11	-	11
Indices	38,012	6	-	6
Securities	6,731	-	-	-
Commodities	294	1	-	1
Other	6	-	-	-
Commitments to sell	187,577	(1)	(69)	(70)
Foreign currency	58,848	2	(68)	(66)
Interbank market	107,854	(5)	-	(5)
Indices	13,429	2	(1)	1
Securities	7,196	-	-	-
Commodities	250	-	-	-
Swap contracts		(906)	(476)	(1,382)
Asset position	130,949	2,131	1,555	3,686
Foreign currency	12,851	518	140	658
Interbank market	44,778	366	(7)	359
Fixed rate	35,527	444	379	823
Floating rate	4,742	13	4	17
Indices	32,492	741	1,011	1,752
Securities	559	49	25	74
Other	-	-	3	3
Liability position	131,855	(3,037)	(2,031)	(5,068)
Foreign currency	14,899	(860)	(227)	(1,087)
Interbank market	28,081	(89)	24	(65)
Fixed rate	45,070	(735)	(444)	(1,179)
Floating rate	6,652	(54)	(4)	(58)
Indices	36,526	(1,184)	(1,410)	(2,594)
Securities	569	(115)	30	(85)
Commodities	28	-	-	-
Other	30	-	-	-
Option contracts	2,027,095	(168)	(207)	(375)
Purchase commitments – long position	525,476	428	(202)	226
Foreign currency	15,634	227	(109)	118
Interbank market	80,332	57	(55)	2
Floating rate	174	1	(1)	-
Indices	428,463	125	(46)	79
Securities	632	7	13	20
Commodities	200	11	(4)	7
Other	41	-	-	-
Commitments to sell – long position	578,535	1,058	622	1,680
Foreign currency	12,098	130	(16)	114
Interbank market	20,343	125	100	225
Floating rate	923	1	-	1
Indices	541,676	614	478	1,092
Securities	3,054	165	37	202
Commodities	109	11	(3)	8
Other	332	12	26	38
Purchase commitments – short position	296,683	(473)	263	(210)
Foreign currency	11,990	(212)	91	(121)
Interbank market	45,296	(47)	46	(1)
Indices	238,695	(195)	139	(56)
Securities	592	(7)	(17)	(24)
Commodities	84	(12)	5	(7)
Other	26	-	(1)	(1)
Commitments to sell – short position	626,401	(1,181)	(890)	(2,071)
Foreign currency	9,379	(178)	6	(172)
Interbank market	117,429	(143)	(322)	(465)
Indices	497,633	(668)	(513)	(1,181)
Securities	1,455	(168)	(38)	(206)
Commodities	173	(12)	3	(9)
Other	332	(12)	(26)	(38)

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2012	12/31/2012	12/31/2012	12/31/2012
Forwards operations (onshore)	23,641	1,227	10	1,237
Purchases receivable	4,103	1,170	(3)	1,167
Foreign currency	3,116	185	(3)	182
Fixed rate	727	727	-	727
Floating rate	258	258	-	258
Commodities	2	-	-	-
Purchases payable	5,894	(1,077)	13	(1,064)
Foreign currency	5,759	(82)	13	(69)
Fixed rate	-	(727)	-	(727)
Floating rate	-	(258)	-	(258)
Commodities	135	(10)	-	(10)
Sales receivable	12,054	2,368	(5)	2,363
Foreign currency	6,788	107	(3)	104
Interbank market	2,908	7	-	7
Fixed rate	868	891	(1)	890
Floating rate	395	396	(1)	395
Indices	5	5	-	5
Securities	961	951	(2)	949
Commodities	129	11	2	13
Sales deliverable	1,590	(1,234)	5	(1,229)
Foreign currency	1,558	(58)	4	(54)
Fixed rate	-	(779)	-	(779)
Floating rate	-	(396)	1	(395)
Commodities	32	(1)	-	(1)
Credit derivatives	6,198	630	8	638
Asset position	3,150	734	(6)	728
Fixed rate	2,307	734	(12)	722
Securities	650	-	5	5
Other	193	-	1	1
Liability position	3,048	(104)	14	(90)
Fixed rate	2,810	(104)	20	(84)
Securities	232	-	(6)	(6)
Other	6	-	-	-
Forwards operations (offshore)	39,875	(47)	80	33
Asset position	18,969	315	64	379
Foreign currency	18,522	305	64	369
Floating rate	410	8	-	8
Indices	25	2	-	2
Securities	12	-	-	-
Liability position	20,906	(362)	16	(346)
Foreign currency	20,890	(362)	16	(346)
Interbank market	14	-	-	-
Indices	2	-	-	-
Swap with USD check	1,087	(1)	(41)	(42)
Asset position – interbank market	543	-	-	-
Liability position	544	(1)	(41)	(42)
Foreign currency	479	(1)	(40)	(41)
Interbank market	65	-	(1)	(1)
Check of swap – asset position - foreign currency	547	-	35	35
Other derivative financial instruments	6,677	276	131	407
Asset position	5,493	1,291	42	1,333
Foreign currency	485	104	5	109
Fixed rate	1,633	776	40	816
Floating rate	285	262	-	262
Securities	2,994	149	(4)	145
Other	96	-	1	1
Liability position	1,184	(1,015)	89	(926)
Foreign currency	179	(92)	94	2
Fixed rate	-	(637)	2	(635)
Floating rate	-	(286)	(1)	(287)
Securities	819	-	(5)	(5)
Other	186	-	(1)	(1)
	Assets	9,495	2,102	11,597
	Liabilities	(8,438)	(2,631)	(11,069)
	Total	1,057	(529)	528

Derivative contracts mature as follows (in days):
Off-balance sheet - notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2012
Futures	107,856	116,709	147,543	165,341	537,449
Swaps	14,159	29,218	21,019	64,422	128,818
Options	1,000,052	97,773	420,582	508,688	2,027,095
Forwards (onshore)	7,057	9,140	3,512	3,932	23,641
Credit derivatives	224	1,806	154	4,014	6,198
Forwards (offshore)	11,037	22,537	4,186	2,115	39,875
Swaps with USD check	-	-	-	543	543
Check of swap	-	-	-	547	547
Other	132	1,498	710	4,337	6,677

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	6/30/2013
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Swaps – difference receivable	4,249	33	77	296	364	673	1,007	1,832
BM&FBOVESPA	353	3	7	3	7	101	51	184
Financial institutions	618	5	21	48	55	106	98	290
Companies	2,988	23	48	228	295	462	673	1,282
Individuals	290	2	1	17	7	4	185	76
Option premiums	1,921	15	422	462	263	502	177	95
BM&FBOVESPA	1,033	8	281	298	129	288	37	-
Financial institutions	246	2	64	45	43	33	44	17
Companies	642	5	77	119	91	181	96	78
Forwards (onshore)	4,818	37	1,611	1,023	305	271	274	1,334
BM&FBOVESPA	1,049	8	293	636	112	8	-	-
Financial institutions	1,539	12	1,257	15	30	156	53	28
Companies	2,228	17	61	372	163	106	220	1,306
Individuals	2	-	-	-	-	1	1	-
Credit derivatives - financial Institutions	795	6	242	546	1	1	1	4
Forwards (offshore)	438	3	102	55	99	150	22	10
Financial institutions	294	2	77	37	66	111	2	1
Companies	143	1	24	18	33	39	20	9
Individuals	1	-	1	-	-	-	-	-
Check of swap – companies	73	1	-	-	-	-	2	71
Other	715	6	74	281	8	10	80	262
Financial institutions	230	2	73	-	-	7	14	136
Companies	485	4	1	281	8	3	66	126
Total (*)	13,009	100	2,528	2,663	1,040	1,607	1,563	3,608
% per maturity term			19.4	20.5	8.0	12.4	12.0	27.7

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 7,838 refers to current and R$ 5,171 to non-current.

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2012
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Swaps – difference receivable	3,686	31.7	275	215	171	519	568	1,938
BM&FBOVESPA	471	4.1	5	10	13	17	145	281
Financial institutions	420	3.6	86	137	19	27	32	119
Companies	2,746	23.6	180	68	136	463	389	1,510
Individuals	49	0.4	4	-	3	12	2	28
Option premiums	1,906	16.4	936	176	83	295	358	58
BM&FBOVESPA	1,396	12.0	853	31	14	220	278	-
Financial institutions	118	1.0	26	32	20	17	16	7
Companies	392	3.4	57	113	49	58	64	51
Forwards (onshore)	3,530	30.5	547	652	677	427	718	509
BM&FBOVESPA	961	8.3	285	502	149	25	-	-
Financial institutions	172	1.5	171	1	-	-	-	-
Companies	2,396	20.7	91	149	528	402	718	508
Individuals	1	-	-	-	-	-	-	1
Credit derivatives - financial institutions	728	6	119	564	1	1	2	41
Forwards (offshore)	379	3	66	86	56	58	49	64
Financial institutions	126	1	38	45	26	14	2	1
Companies	253	2	28	41	30	44	47	63
Check of swap – companies	35	0	-	-	-	-	1	34
Other	1,333	12	-	900	-	90	60	283
Financial institutions	786	7	-	576	-	71	6	133
Companies	547	5	-	324	-	19	54	150
Total (*)	11,597	100	1,943	2,593	988	1,390	1,756	2,927
% per maturity term			16.8	22.4	8.5	12.0	15.1	25.2

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 6,914 refers to current and R$ 4,683 to non-current.

	06/30/2013
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
Liabilities
Futures - BM&FBOVESPA	(159)	1.4	-	-	-	(29)	(35)	(95)
Swaps – Difference payable	(4,820)	42.0	(238)	(166)	(338)	(654)	(1,202)	(2,222)
BM&FBOVESPA	(509)	4.4	-	-	(12)	(84)	(207)	(206)
Financial institutions	(754)	6.6	(20)	(11)	(86)	(32)	(171)	(434)
Companies	(3,380)	29.5	(218)	(140)	(234)	(537)	(689)	(1,562)
Individuals	(177)	1.5	-	(15)	(6)	(1)	(135)	(20)
Option premiums	(1,962)	17.0	(254)	(442)	(394)	(521)	(251)	(100)
BM&FBOVESPA	(1,121)	9.7	(187)	(311)	(259)	(286)	(78)	-
Financial institutions	(500)	4.3	(47)	(74)	(92)	(107)	(102)	(78)
Companies	(341)	3.0	(20)	(57)	(43)	(128)	(71)	(22)
Forwards (onshore)	(3,416)	29.7	(1,378)	(151)	(224)	(165)	(205)	(1,293)
Financial institutions	(1,449)	12.6	(1,263)	(35)	(81)	(53)	(17)	-
Companies	(1,967)	17.1	(115)	(116)	(143)	(112)	(188)	(1,293)
Credit derivatives	(172)	1.5	(7)	(6)	-	(3)	(27)	(129)
Financial institutions	(172)	1.5	(7)	(6)	-	(3)	(27)	(129)
Forwards (offshore)	(437)	3.8	(112)	(79)	(146)	(55)	(24)	(21)
Financial institutions	(293)	2.5	(96)	(51)	(115)	(30)	(1)	-
Companies	(144)	1.3	(16)	(28)	(31)	(25)	(23)	(21)
Swaps with USD check - Companies	(109)	0.9	-	-	-	-	(1)	(108)
Other	(428)	3.7	(89)	(311)	(1)	(1)	(5)	(21)
Financial institutions	(92)	0.8	(89)	-	-	-	(3)	-
Companies	(336)	2.9	-	(311)	(1)	(1)	(2)	(21)
Total (*)	(11,503)	100.0	(2,078)	(1,155)	(1,103)	(1,428)	(1,750)	(3,989)
% per maturity term			18.1	10.0	9.6	12.4	15.2	34.6

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (5,764) refers to current and R$ (5,739) to non-current.

	12/31/2012
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
Liabilities
Futures - BM&FBOVESPA	(23)	0	-	-	-	(8)	(6)	(9)
Swaps – difference payable	(5,068)	46	(351)	(186)	(536)	(404)	(902)	(2,689)
BM&FBOVESPA	(819)	7	(3)	(10)	(169)	(13)	(170)	(454)
Financial institutions	(1,111)	10	(238)	(78)	(66)	(184)	(100)	(445)
Companies	(2,882)	26	(102)	(87)	(294)	(195)	(623)	(1,581)
Individuals	(256)	2	(8)	(11)	(7)	(12)	(9)	(209)
Option premiums	(2,281)	21	(1,145)	(152)	(145)	(275)	(508)	(56)
BM&FBOVESPA	(1,720)	16	(1,104)	(34)	(31)	(131)	(420)	-
Financial institutions	(335)	3	(24)	(91)	(54)	(52)	(64)	(50)
Companies	(226)	2	(17)	(27)	(60)	(92)	(24)	(6)
Forwards (onshore)	(2,293)	21	(152)	(50)	(492)	(381)	(710)	(508)
Financial institutions	(138)	1	(131)	-	(1)	(1)	(5)	-
Companies	(2,155)	20	(21)	(50)	(491)	(380)	(705)	(508)
Credit derivatives - financial institutions	(90)	1	(4)	(1)	-	-	(7)	(78)
Forwards (offshore)	(346)	3	(72)	(153)	(40)	(58)	(18)	(5)
Financial institutions	(185)	2	(48)	(77)	(26)	(33)	(1)	-
Companies	(161)	2	(24)	(76)	(14)	(25)	(17)	(5)
Swaps with USD check – companies	(42)	0	-	-	-	-	(1)	(41)
Other	(926)	8	-	(826)	(1)	(85)	(2)	(12)
Financial institutions	(606)	6	-	(512)	-	(84)	-	(10)
Companies	(320)	3	-	(314)	(1)	(1)	(2)	(2)
Total (*)	(11,069)	100	(1,724)	(1,368)	(1,214)	(1,211)	(2,154)	(3,398)
% per maturity term			15.6	12.4	11.0	10.9	19.5	30.6

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (5.517) refers to current and R$ (5.552) to non-current.

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps, total return swaps and credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	06/30/2013
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Fair value
By instrument
CDS	4,461	549	2,496	1,329	87	(154)
TRS	1,394	1,383	11	-	-	607
Total by instrument	5,855	1,932	2,507	1,329	87	453
By risk rating
Investment grade	5,855	1,932	2,507	1,329	87	453
Total by risk	5,855	1,932	2,507	1,329	87	453
By reference entity
Private entities	5,855	1,932	2,507	1,329	87	453
Total by entity	5,855	1,932	2,507	1,329	87	453

	12/31/2012
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Fair value
By instrument
CDS	3,847	858	1,983	1,006	-	(72)
TRS	1,285	1,275	10	-	-	672
Total by instrument	5,132	2,133	1,993	1,006	-	600
By risk rating
Investment grade	5,132	2,133	1,993	1,006	-	600
Total by risk	5,132	2,133	1,993	1,006	-	600
By reference entity
Private entities	5,132	2,133	1,993	1,006	-	600
Total by entity	5,132	2,133	1,993	1,006	-	600

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	06/30/2013
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(4,461)	1,230	(3,231)
TRS	(1,394)	-	(1,394)
Total	(5,855)	1,230	(4,625)

	12/31/2012
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(3,847)	1,066	(2,781)
TRS	(1,285)	-	(1,285)
Total (*)	(5,132)	1,066	(4,066)

Nota 9 – Hedge accounting

Hedge accounting varies depending on the nature of the hedged item and of the transaction. Derivatives may qualify for hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedge or hedge of net investment in foreign operations.

Cash flow hedge

To hedge the variability of future cash flows of interest payments, ITAÚ UNIBANCO HOLDING uses DI Futures contracts exchange-traded at BM&FBOVESPA with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries.

Under a DI Futures contract, a net payment (receipt) is made for the difference between a normal amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under interest rate swap, a net payment (receipt) is made for the difference between an amount computed and multiplied by LIBOR and a notional amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows on interest payments that are attributable to changes in interest rates with respect to recognized liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate;
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate;

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Hedge relationships were designated in 2008, 2009 and 2010, and related derivatives will mature between 2013 and 2017. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily;
•	Hedge of redeemable preferred shares: interest paid/received every half year;
•	Subordinated CDB hedge: interest paid/received at the end of the operation.

Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the US dollar and Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US dollar.

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

•	To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation of the fair value, of interest receipts, which is attributable to changes in interest rates related to recognized assets.

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to fixed-rate assets expressed in unidad de fomento (CLF) and expressed in euros, issued by subsidiaries in Chile and London, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	to protect the risk of variation in the fair value of receipt of interest resulting from variations in the fair value of variable rates involved.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

•	the percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.
•	the dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

Hedge relationships were designated in 2012 and 2013 and the respective swaps will mature between 2018 and 2028. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Following we present gains (or losses) of the effective and ineffective portions segregated into Cash flow hedge, Foreign exchange hedge and Fair value hedge.

a) Cash flow hedge

	06/30/2013		12/31/2012
Hedge instruments	Effective portion	Ineffective portion	Effective portion	Ineffective portion
Interest rate futures	51	13	(316)	-
Interest rate swap	6	-	(10)	-
Total	57	13	(326)	-

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) from investment securities and derivatives.

At June 30, 2013, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ (118) (R$ (376) at December 31, 2012).

b) Net investment in foreign operations hedge

	06/30/2013		12/31/2012
Hedge instrument	Effective portion	Ineffective portion	Effective portion	Ineffective portion
DDI futures	(2,376)	40	(1,473)	66
Forward	196	16	67	(6)
NDF	(10)	-	207	4
Financial assets	531	4	-	-
Total	(1,659)	60	(1,199)	64

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) from investment securities and derivatives.

DDI Futures is a futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

c) Fair value hedge

	06/30/2013		12/31/2012
Hedge instrument used	Effective portion	Ineffective portion	Effective portion	Ineffective portion
Interest rate swap	(6)	-	(4)	-
Total	(6)	-	(4)	-

The effective and ineffective portion are recognized in the statement of income under net gain (loss) from investment securities and derivatives.

The tables below present, for each strategy, the notional amount and the fair value of hedge instruments and the carrying amount of the hedged item:

	06/30/2013			12/31/2012
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value	Carrying value	Notional amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	56,508	12	56,508	50,057	1	50,193
Hedge of redeemable preferred shares	871	(3)	871	803	(20)	803
Hedge of subordinated CDB	129	-	134	87	-	129
Hedge of net investment in foreign operations (*)	11,115	(205)	6,669	8,593	30	5,156
Hedge of loans	1,141	6	1,141	470	4	470
Total	69,764	(190)	65,323	60,010	15	56,751

(*) Hedge instruments include the overhedge rate of 40.00% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies.

	Strategies
Maturity	Hedge of deposits and repurchase agreements	Hedge of redeemable preferred shares	Hedge of subordinated CDB	Hedge of net investment in foreign operations	Hedge of loans	Total
2013	46,743	-	-	11,115	-	57,858
2014	8,524	-	129	-	-	8,653
2015	532	871	-	-	-	1,403
2017	709	-	-	-	-	709
2018	-	-	-	-	144	144
2020	-	-	-	-	44	44
2022	-	-	-	-	204	204
2023	-	-	-	-	46	46
2025	-	-	-	-	165	165
2027	-	-	-	-	193	193
2028	-	-	-	-	345	345
Total	56,508	871	129	11,115	1,141	69,764

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost or amortized cost of available-for-sale financial assets are as follows:

	06/30/2013				12/31/2012
	Cost / amortized	Unrealized results			Cost / amortized	Unrealized results
	cost	Gain	Loss	Fair value	cost	Gain	Loss	Fair value
Investment funds	220	6	-	226	250	5	-	255
Brazilian government securities (1a)	28,292	129	(505)	27,916	24,706	847	(91)	25,462
Brazilian external debt bonds (1b)	18,983	41	(1,060)	17,964	17,217	868	(20)	18,065
Government securities – abroad (1c)	7,277	2	(72)	7,207	7,174	6	(43)	7,137
United States	451	-	(8)	443	375	-	-	375
Denmark	3,254	-	-	3,254	2,554	-	-	2,554
Korea	1,319	-	-	1,319	1,662	-	-	1,662
Chile	1,067	2	-	1,069	1,538	2	(6)	1,534
Paraguay	588	-	(57)	531	528	-	(37)	491
Uruguay	310	-	(5)	305	292	2	-	294
Belgium	114	-	-	114	70	1	-	71
France	80	-	-	80	56	1	-	57
United Kingdon	-	-	-	-	83	-	-	83
Netherlands	58	-	(1)	57	-	-	-	-
Germany	30	-	(1)	29	-	-	-	-
Other	6	-	-	6	16	-	-	16
Corporate securities (1d)	39,126	1,190	(204)	40,112	38,228	1,862	(140)	39,950
Shares	2,948	564	(91)	3,421	3,350	553	(91)	3,812
Securitized real estate loans	7,995	74	(8)	8,061	7,916	681	(29)	8,568
Bank deposit certificates	413	-	-	413	391	-	-	391
Debentures	13,068	422	(30)	13,460	13,656	316	(8)	13,964
Eurobonds and others	4,735	128	(47)	4,816	5,311	297	(12)	5,596
Promissory notes	1,169	-	-	1,169	777	-	-	777
Rural product note	721	-	(17)	704	770	8	-	778
Financial bills	7,560	-	(3)	7,557	5,720	-	-	5,720
Other	517	2	(8)	511	337	7	-	344
Total	93,898	1,368	(1,841)	93,425	87,575	3,588	(294)	90,869

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 10,825 (R$ 9,969 at December 31, 2012), b) R$ 13,449 (R$ 11,646 at December 31, 2012), c) R$ 97 (R$ 450 at December 31, 2012) and d) R$ 3,324 (R$ 3,864 at December 31, 2012), totaling R$ 27,695 (R$ 25,929 at December 31, 2012).

The cost or amortized cost and fair value of available-for-sale financial assets by maturity are as follows:

	06/30/2013		12/31/2012
	Cost / amortized cost	Fair value	Cost / amortized cost	Fair value
Current	32,424	33,002	25,963	26,515
Non-stated maturity	3,165	3,642	3,595	4,060
Up to one year	29,259	29,360	22,368	22,455
Non-current	61,474	60,423	61,612	64,354
From one to five years	27,394	27,774	28,914	29,470
From five to ten years	19,390	18,929	19,924	20,480
After ten years	14,690	13,720	12,774	14,404
Total	93,898	93,425	87,575	90,869

Note 11 - Held-to maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	6/30/2013	12/31/2012
	Amortized cost	Amortized cost
Brazilian government securities	3,486	3,013
Brazilian external debt bonds (1a)	-	118
Government securities – abroad	22	20
Corporate securities (1b)	55	51
Total	3,563	3,202

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were: a) (R$ 76 at December 31, 2012) and b) R$ 48 (R$ 44 at December 31, 2012), totaling R$ 48 (R$ 120 at December 31, 2012).

The interest income from held-to-maturity financial assets was R$ 99 (R$ 142 from 01/01 to 06/30/2012).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of Held-to-Maturity Financial Assets by maturity is as follows:

	6/30/2013	12/31/2012
	Amortized cost	Amortized cost
Current	65	188
Up to one year	65	188
Non-current	3,498	3,014
From one to five years	148	147
From five to ten years	1,177	1,087
After ten years	2,173	1,780
Total	3,563	3,202

Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	6/30/2013	12/31/2012
Individuals	153,588	150,879
Credit card	41,594	40,531
Personal loan	45,484	40,655
Vehicles	45,674	51,646
Mortgage loans	20,836	18,047

Corporate	111,720	103,771

Small and medium businesses	82,733	85,185

Foreign loans - Latin America	31,798	27,149
Total loan operations and lease operations	379,839	366,984

Allowance for loan and lease losses	(24,162)	(25,713)
Total loan operations and lease operations, net of allowance for loan and lease losses	355,677	341,271

By maturity	6/30/2013	12/31/2012
Overdue as from 1 day	14,152	13,234
Falling due up to 3 months	101,188	101,273
Falling due more than 3 months but less than 1 year	92,288	94,350
Falling due after 1 year	172,211	158,127
Total loan operations and lease operations	379,839	366,984

By concentration	6/30/2013	12/31/2012
Largest debtor	4,276	4,186
10 largest debtors	19,725	18,429
20 largest debtors	28,052	26,751
50 largest debtors	44,330	41,798
100 largest debtors	60,600	57,034

The breakdown of the Loan and Lease Operations Portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 864 and R$ 934 in interest and similar income as of June 30, 2013 and June 30, 2012, respectively, with the same impact on the allowance for loan and lease losses expenses.

b)	Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening balance 12/31/2012	Effect of change in consolidation criteria (Note 2.4a I)	Write-offs 01/01 to 06/30/2013	Net increase / (Reversal) 01/01 to 06/30/2013	Closing balance 06/30/2013
Individuals	14,841	435	(7,152)	6,456	14,580
Credit card	2,863	357	(1,915)	1,598	2,903
Personal loans	7,705	78	(3,677)	3,668	7,774
Vehicles	4,227	-	(1,544)	1,163	3,846
Mortgage loans	46	-	(16)	27	57
Corporate	1,365	-	(233)	518	1,650
Small and medium businesses	9,091	-	(4,241)	2,598	7,448
Foreign loans - Latin America	416	-	(54)	122	484
Total	25,713	435	(11,680)	9,694	24,162

Composition of the carrying amount by class of assets	Opening balance 12/31/2011	Write-offs 01/01 to 12/31/2012	Net increase / (Reversal) 01/01 to 12/31/2012	Closing balance 12/31/2012
Individuals	13,679	(13,199)	14,361	14,841
Credit card	3,825	(5,335)	4,373	2,863
Personal loans	5,393	(5,134)	7,446	7,705
Vehicles	4,415	(2,696)	2,508	4,227
Mortgage loans	46	(34)	34	46
Corporate	708	(314)	971	1,365
Small and medium businesses	9,197	(8,407)	8,301	9,091
Foreign loans - Latin America	289	(222)	349	416
Total	23,873	(22,142)	23,982	25,713

	6/30/2013	12/31/2012
Public sector	4	2
Industry and commerce	5,724	6,443
Services	3,240	3,742
Natural resources	271	411
Other sectors	13	16
Individuals	14,910	15,099
Total	24,162	25,713

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant and, in aggregate, for financial assets that are not individually significant. (Note 2.4g VIII)

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	6/30/2013						12/31/2012
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	1,702	1,161	110,018	489	111,720	1,650	1,467	845	102,304	520	103,771	1,365

II- Collectively evaluated

Individuals	11,128	6,950	142,460	7,630	153,588	14,580	11,593	7,530	139,286	7,311	150,879	14,841
Credit card	2,428	1,472	39,166	1,431	41,594	2,903	2,296	1,463	38,235	1,400	40,531	2,863
Personal loans	4,327	2,895	41,157	4,879	45,484	7,774	4,862	3,397	35,793	4,308	40,655	7,705
Vehicles	4,162	2,556	41,512	1,290	45,674	3,846	4,250	2,647	47,396	1,580	51,646	4,227
Mortgage loans	211	27	20,625	30	20,836	57	185	23	17,862	23	18,047	46

Small and medium businesses	5,123	3,859	77,610	3,589	82,733	7,448	6,335	4,886	78,850	4,205	85,185	9,091

Foreign loans - Latin America	162	82	31,636	402	31,798	484	116	68	27,033	348	27,149	416

Total	18,115	12,052	361,724	12,110	379,839	24,162	19,511	13,329	347,473	12,384	366,984	25,713

(*) As detailed in Note 2.4.g.VIII, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	6/30/2013
	Minimum future	Future financial	Present
	payments	income	value
Current	8,386	(948)	7,438
Up to 1 year	8,386	(948)	7,438
Non-current	7,898	(2,094)	5,804
From 1 to 5 years	7,677	(2,048)	5,629
Over 5 years	221	(46)	175
Total	16,284	(3,042)	13,242

	12/31/2012
	Minimum future	Future financial	Present
	payments	income	value
Current	10,811	(1,168)	9,643
Up to 1 year	10,811	(1,168)	9,643
Non-current	10,158	(2,751)	7,407
From 1 to 5 years	9,938	(2,704)	7,234
Over 5 years	220	(47)	173
Total	20,969	(3,919)	17,050

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 1,147 (R$ 1,513 at December 31, 2012).

d)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations for the sale or transfer of financial assets in which there was the retention of credit risks of financial assets transferred, through joint obligation clauses or the acquisition of subordinated quotas of credit right funds. Therefore, such operations remained recorded as loan operations and are represented by the following information at June 30, 2013 and December 31, 2012:

	6/30/2013				12/31/2012
	Assets		Liabilities (*)		Assets		Liabilities (*)
Nature of operation	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value

Individuals – mortgage loan	330	338	330	312	394	434	394	400

(*) Under Interbank Market Debt

Note 13 - Investments in associates and jointly controlled entities

The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest % at 06/30/2013		6/30/2013
	Total	Voting	Stockholders’ equity	Other Comprehensive Income	Net income	Investment	Equity in earnings	Market value

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,026	(2)	130	2,118	79	2,330
BSF Holding S.A. (c)	49.00	49.00	690	-	83	921	40	-
Other (d)	-	-	-	-	-	54	5	-
Jointly controlled entities
MCC Securities Inc.(e)	50.00	50.00	29	-	4	76	1	-
Other (f)	-	-	-	-	-	20	1	-
Total	-	-	-	-	-	3,189	126	-

	Interest % at 12/31/2012		12/31/2012				6/30/2012
	Total	Voting	Stockholders’ equity	Other comprehensive income	Investment	Market value	Net income	Equity in earnings

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	2,898	4	2,076	2,309	176	58
BSF Holding S.A. (c)	49.00	49.00	607	-	880	-	13	6
Banco BPI S.A. (g)	-	-	-	-	-	-	-	(101)
Serasa S.A. (h)	-	-	-	-	-	-	120	29
Other (d)	-	-	-	-	49	-	-	-
Total	-	-	-	-	3,005	-	-	(8)

(a) For purpose of recording the participation in earnings, at 06/30/2013 the position at 05/31/2013 was used and at 12/31/2012 the position at 11/30/2012 was used, in accordance with IAS 27.

(b) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 819 at 06/30/2013 and R$ 832 at 12/31/2012 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.

(c) In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) per R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 583 at 06/30/2013, which correspond to goodwill.

(d) At 06/30/2013, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (31.84% total and coting capital and 30.06% total and voting capital at 12/31/2012), Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital); Redebanc SRL (20.00% total and voting capital) and Tecnologia Bancária S.A. (24.81% total capital and voting capital).

(e) In 08/01/2011 BICSA Holdings Ltd. acquired 3,000,001 common shares of MCC Securities Inc. the investment amount includes R$ 62 at 06/30/2013, which correspond to goodwill.

(f) At 06/30/2013, includes interest in total capital and voting capital of the following companies: MCC Corredora de Bolsa S.A. (50.05% total and voting capital), Rosefild Finance Ltd. (50.00% total and voting capital); Olimpia Promoção e Serviços S.A. (50.00% total and voting capital).

(g) Investments disposed of in 04/20/2012.

(h) Indirect investment of ITAÚ UNIBANCO HOLDING as a result of its 66% interest in subsidiary company BIU Participações S.A. which holds 24% of Serasa S.A.’s voting capital. Investments disposed of in 11/23/2012 (Note 26).

At June 30, 2013, ITAÚ UNIBANCO HOLDING received / recognized for dividends and interest on capital of the unconsolidated companies, being the main Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 102 (R$ 161 at December 31, 2012).

b)	Other information

The table below shows the summary of the proportional interest in the aggregate financial information of the investees under the equity method of accounting.

	6/30/2013	12/31/2012	6/30/2012
Total assets	3,755	3,505	-
Total liabilities	10	-	-
Total income (*)	229	-	719
Total expenses (*)	(12)	-	(410)

(*) Basically represented by Serasa S.A., in the amount of R$ 530 at 06/30/2012 related to income and of R$ 410 at 06/30/2012 related to expenses. This investiment was disposed on 11/23/2012.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lease

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 285 (R$ 248 at 12/31/2012).

The table below shows the total future minimum payments:

	6/30/2013	12/31/2012
Current	145	174
Up to 1 year	145	174
Non-current	140	74
From 1 to 5 years	140	74
Total future minimum payments	285	248
(-) Future interest	-	-
Present value	285	248

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements, and there is no contingent payments related to the agreements.

Minimum payments of services provided by third parties and rents according to operating and capital lease agreements with non-cancelable initial and remaining lease terms of more than one year are as follows:

	6/30/2013	12/31/2012
Current	557	948
Up to 1 year	557	948
Non-current	4,444	3,412
From 1 to 5 years	3,537	2,910
Over 5 years	907	502
Total future minimum payments	5,001	4,360

Note 15 - Fixed assets

	Real estate in use (2)		Other fixed assets
Fixed Assets (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2012	1,029	2,472	1,253	872	931	5,480	606	12,643
Acquisitions	-	239	65	73	42	581	34	1,034
Disposal	(5)	(2)	(46)	(5)	(5)	(207)	(1)	(271)
Exchange variation	-	3	6	2	(1)	4	2	16
Other	-	(2)	13	(8)	(8)	7	(2)	-
Balance at 06/30/2013	1,024	2,710	1,291	934	959	5,865	639	13,422

Depreciation
Balance at 12/31/2012	-	(1,607)	(613)	(358)	(417)	(3,664)	(347)	(7,006)
Accumulated depreciation	-	(38)	(130)	(39)	(41)	(475)	(31)	(754)
Disposal	-	1	46	3	2	192	1	245
Exchange variation	-	(1)	(4)	1	4	(8)	-	(8)
Other	-	1	-	-	4	(5)	2	2
Balance at 06/30/2013	-	(1,644)	(701)	(393)	(448)	(3,960)	(375)	(7,521)

Impairment
Balance at 12/31/2012	-	-	-	-	(9)	-	-	(9)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 06/30/2013	-	-	-	-	(9)	-	-	(9)

Book value
Balance at 06/30/2013	1,024	1,066	590	541	502	1,905	264	5,892
(1) There are no contractual commitments for the purchase of new fixed assets;

(2) Includes the amount of R$ 4 related to attached real estate; fixed assets under construction in the amount of R$ 538, consisting of R$ 462 in real estate in use, R$ 11 in improvements, and R$ 65 in equipment;

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

	Real estate in use (2)		Other fixed assets
Fixed assets (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2011	1,184	2,340	1,245	937	863	4,988	548	12,105
Acquisitions	53	225	226	202	139	1,008	61	1,914
Disposal	(173)	(15)	(251)	(10)	(38)	(504)	(7)	(998)
Exchange variation	2	4	10	6	(20)	2	-	4
Other	(37)	(82)	23	(263)	(13)	(14)	4	(382)
Balance at 12/31/2012	1,029	2,472	1,253	872	931	5,480	606	12,643

Depreciation
Balance at 12/31/2011	-	(1,583)	(607)	(547)	(360)	(3,344)	(291)	(6,732)
Accumulated depreciation	-	(78)	(263)	(68)	(77)	(801)	(59)	(1,346)
Disposal	-	6	251	10	15	466	4	752
Exchange variation	-	(2)	3	4	3	9	(1)	16
Other	-	50	3	243	2	6	-	304
Balance at 12/31/2012	-	(1,607)	(613)	(358)	(417)	(3,664)	(347)	(7,006)

Impairment
Balance at 12/31/2011	-	-	-	-	(15)	-	-	(15)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	6	-	-	6
Balance at 12/31/2012	-	-	-	-	(9)	-	-	(9)

Book value
Balance at 12/31/2012	1,029	865	640	514	505	1,816	259	5,628

(1) There are no contractual commitments for the purchase of new fixed assets;

(2) Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 349, consisting of R$ 235 in real estate in use, R$ 65 in improvements, and R$ 49 in equipment;

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Note 16 - Intangible assets

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization period p.a.	Up to 9	Up to 5	20%	20%	10 to 20%

Cost
Balance at 12/31/2012	1,497	1,333	1,736	1,553	688	6,807
Acquisitions	81	17	132	325	-	555
Terminated agreements/ write off	(285)	-	(81)	-	(1)	(367)
Exchange variation	-	3	(8)	-	22	17
Other	-	96	(55)	-	(5)	36
Balance at 06/30/2013	1,293	1,449	1,724	1,878	704	7,048

Amortization (2)
Balance at 12/31/2012	(781)	(178)	(881)	(11)	(264)	(2,115)
Amortization expense	(147)	(67)	(138)	(16)	(34)	(402)
Terminated agreements/ write off	285	-	81	-	1	367
Exchange variation	-	(1)	12	-	(13)	(2)
Other	-	(8)	67	-	2	61
Balance at 06/30/2013	(643)	(254)	(859)	(27)	(308)	(2,091)

Impairment (3)
Balance at 12/31/2012	(18)	(3)	-	-	-	(21)
Additions / assumptions	-	(2)	-	-	-	(2)
Reversals	-	-	-	-	-	-
Balance at 06/30/2013	(18)	(5)	-	-	-	(23)

Book value
Balance at 06/30/2013	632	1,190	865	1,851	396	4,934

(1) There are no contractual commitments for the purchase of new intangible assets.

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

		Other intangible assets
Intangible assets (1)	Acquisition of rights to vredit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization period p.a.	Up to 9	Up to 5	20%	20%	10 to 20%

Cost
Balance at 12/31/2011	1,678	1,402	1,520	613	621	5,834
Acquisitions	320	12	370	925	111	1,738
Terminated agreements / write off	(500)	(95)	-	-	(1)	(596)
Exchange variation	-	7	8	-	23	38
Other	14	10	(162)	15	(66)	(189)
Balance at 12/31/2012	1,512	1,336	1,736	1,553	688	6,825

Amortization (2)
Balance at 12/31/2011	(897)	(111)	(795)	-	(174)	(1,977)
Amortization expense	(384)	(137)	(258)	(11)	(71)	(861)
Terminated agreements / write off	499	71	-	-	1	571
Exchange variation	-	(1)	1	-	(12)	(12)
Other	(14)	(2)	171	-	(8)	147
Balance at 12/31/2012	(796)	(180)	(881)	(11)	(264)	(2,132)

Impairment (3)
Balance at 12/31/2011	(30)	(2)	-	-	-	(32)
Additions / assumptions	(3)	(4)	-	-	-	(7)
Reversals	15	2	-	-	-	17
Balance at 12/31/2012	(18)	(4)	-	-	-	(22)

Book value
Balance at 12/31/2011	698	1,152	855	1,542	424	4,671

(1) There are no contractual commitments for the purchase of new intangible assets.

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

Note 17 - Deposits

The table below shows the breakdown of deposits:

	6/30/2013			12/31/2012
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	146,214	60,152	206,366	140,742	67,542	208,284
Time deposits	48,200	58,786	106,986	49,897	67,335	117,232
Interbank deposits	5,690	1,366	7,056	7,394	207	7,601
Savings deposits	92,324	-	92,324	83,451	-	83,451
Non-interest bearing deposits	38,665	-	38,665	34,916	-	34,916
Demand deposits	38,665	-	38,665	34,916	-	34,916
Total	184,879	60,152	245,031	175,658	67,542	243,200

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	30/06/2013	31/12/2012
Structured notes
Shares	185	298
Debt securities	296	344
Total	481	642

The effect of the changes in credit risk of these instruments is not significant at 06/30/2013 and 12/31/2012.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	30/06/2013	31/12/2012
	Cost / Fair value	Cost / Fair value
Current	53	79
Non-current	428	563
From one to five years	372	522
From five to ten years	52	36
After ten years	4	5
Total	481	642

Note 19 – Securities sold under repurchase agreements and interbank and institucional market debts

a)	Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	6/30/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
Securities sold under repurchase agreements	141,928	118,522	260,450	157,120	110,285	267,405
Transactions backed by own financial assets	80,018	118,522	198,540	57,080	110,285	167,365
Transactions backed by third-party financial assets	61,910	-	61,910	100,040	-	100,040
Interbank market debt	53,499	50,936	104,435	53,542	43,531	97,073
Mortgage notes	40	161	201	44	183	227
Real estate credit bills	7,718	1,926	9,644	12,432	864	13,296
Agribusiness credit bills	4,444	2,810	7,254	2,735	2,586	5,321
Financial credit bills	7,807	10,046	17,853	7,593	11,102	18,695
Import and export financing	22,206	7,913	30,119	18,878	4,175	23,053
On-lending - domestic	11,280	27,715	38,995	11,860	24,188	36,048
Other	4	365	369	-	433	433

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	75% of CDI to 13.23%	0.15% to 5.0%
Mortgage notes	-	2.7% to 7.5%
Real estate credit bills	82% to 100% of CDI	-
Financial credit bills	IGPM to 10.84%	-
Agribusiness credit bills	84% to 96% of CDI	-
Import and export financing	0.4% to 105.25% of CDI	0.69% to 9.5%
On-lending - domestic	0.5% to 10% of TJLP	-

In “Securities sold under repurchase agreements”, we present the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 75% CDI to 13.23%. The deadline for repurchase expires in January 2027.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	30/06/2013			31/12/2012
	Current	Non- current	Total	Current	Non- current	Total
Subordinated debt (*)	4,100	50,588	54,688	3,382	51,797	55,179
Debentures	527	-	527	1,569	-	1,569
Foreign borrowings through securities	6,905	10,164	17,069	7,119	8,161	15,280
Total	11,532	60,752	72,284	12,070	59,958	72,028

 (*) At June 30, 2013, the amount of R$ 53,379 (R$ 51,134 at 12/31/2012) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 0.35% to IPCA + 7.8%	3.04% to 6.2%
Debentures	104.7% of CDI	-
Foreign borrowings through securities	1.40% to 8.62%	0.20% to 10.58%

Note 20 - Other assets and liabilities

a)	Other assets

	6/30/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
Financial (1)	32,924	13,797	46,721	31,293	13,199	44,492
Receivables from credit card issuers	19,253	-	19,253	20,429	-	20,429
Insurance and reinsurance operations	4,589	-	4,589	4,407	-	4,407
Deposits in guarantee for contingent liabilities (Note 32)	1,178	12,629	13,807	1,270	11,846	13,116
Deposits in guarantee for foreign borrowing program	1,511	-	1,511	758	-	758
Negotiation and intermediation of securities	4,537	-	4,537	2,532	110	2,642
Receivables from reimbursement of contingent liabilities (Note 32c)	246	468	714	237	553	790
Receivables from services provided	1,486	-	1,486	1,372	-	1,372
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	700	700	-	690	690
Operations without credit granting characteristics	124	-	124	288	-	288
Non-financial	9,272	1,637	10,909	8,284	1,639	9,923
Prepaid expenses	2,561	1,637	4,198	2,561	1,615	4,176
Retirement plan assets (Notes 29c and d)	2,835	-	2,835	2,815	-	2,815
Sundry domestic	2,155	-	2,155	1,392	-	1,392
Sundry foreign	460	-	460	326	24	350
Other	1,261	-	1,261	1,190	-	1,190

 (1) There were no impairment losses for other financial assets in these periods.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	6/30/2013			12/31/2012
	Current	Non-current	Total	Current	Non-current	Total
Financial	51,063	140	51,203	50,033	222	50,255
Credit card operations	42,542	-	42,542	45,125	-	45,125
Foreign exchange portfolio	317	-	317	144	-	144
Negotiation and intermediation of securities	7,513	-	7,513	4,105	148	4,253
Finance leases (Note 14a)	145	140	285	174	74	248
Funds from consortia participants	31	-	31	86	-	86
Other	515	-	515	399	-	399
Non-financial	24,268	335	24,603	19,539	417	19,956
Collection and payment of taxes and contributions	4,749	-	4,749	399	-	399
Sundry creditors - domestic	1,445	-	1,445	1,648	-	1,648
Funds for clients in transit	8,051	-	8,051	7,207	-	7,207
Provision for sundry payments	1,732	296	2,028	2,011	273	2,284
Social and statutory	2,489	28	2,517	3,004	55	3,059
Related to insurance operations	1,222	-	1,222	922	-	922
Liabilities for official agreements and rendering of payment services	625	-	625	370	-	370
Provision for retirement plan benefits (Note 29c and d)	613	11	624	569	37	606
Personnel provision	1,374	-	1,374	1,163	52	1,215
Provision for health insurance	644	-	644	635	-	635
Deferred income	1,081	-	1,081	1,110	-	1,110
Other	243	-	243	501	-	501

Note 21 – Stockholders’ equity

a)	Capital

The Extraordinary Stockholders’ Meeting of April 19, 2013 approved the increase of subscribed and paid-up capital by R$ 15,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on May 21, 2013 and the process was approved by the Central Bank on May 6, 2013. Accordingly, capital stock was increased by 457,093,610 shares.

Capital comprises 5,028,029,710 book-entry shares with no par value, of which 2,518,215,040 are common and 2,509,814,670 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a possible change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 60,000 (R$ 45,000 at December 31, 2012), of which R$ 41,766 (R$ 31,159 at December 31, 2012) refers to stockholders resident in Brazil and R$ 18,234 (R$ 13,841 at December 31, 2012) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	6/30/2013
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2012	2,280,400,056	884,649,441	3,165,049,497
Residents abroad at 12/31/2012	8,886,344	1,397,000,259	1,405,886,603
Shares of capital stock at 12/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Bonus shares - Extraordinary Stockholders’ Meeting of April 19, 2013 – made effective on May 21, 2013	228,928,640	228,164,970	457,093,610
Shares of capital stock at 06/30/2013	2,518,215,040	2,509,814,670	5,028,029,710
Residents in Brazil at 06/30/2013	2,502,816,008	997,203,255	3,500,019,263
Residents abroad at 06/30/2013	15,399,032	1,512,611,415	1,528,010,447
Treasury shares at 12/31/2012 (1)	2,100	52,554,239	52,556,339	(1,523)
Purchase of shares	-	9,000,000	9,000,000	(256)
Exercised options – granting of stock options	-	(1,734,438)	(1,734,438)	34
Disposals – Stock option plan	-	(3,891,868)	(3,891,868)	129
Bonus shares - Extraordinary Stockholders’ Meeting of April 19, 2013 – made effective on May 21, 2013	210	4,706,907	4,707,117	-
Treasury shares at 06/30/2013 (1)	2,310	60,634,840	60,637,150	(1,616)
Shares outstanding at 06/30/2013	2,518,212,730	2,449,179,830	4,967,392,560
Shares outstanding at 12/31/2012 (2)	2,289,284,300	2,229,095,461	4,518,379,761

	12/31/2012
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2011	2,283,888,835	921,023,218	3,204,912,053
Residents abroad at 12/31/2011	5,397,565	1,360,626,482	1,366,024,047
Shares of capital stock at 12/31/2011	2,289,286,400	2,281,649,700	4,570,936,100
Shares of capital stock at 12/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 12/31/2012	2,280,400,056	884,649,441	3,165,049,497
Residents abroad at 12/31/2012	8,886,344	1,397,000,259	1,405,886,603
Treasury shares at 12/31/2011 (1)	2,100	57,293,971	57,296,071	(1,663)
Purchase of shares	-	4,300,000	4,300,000	(122)
Exercised options - granting of stock options – Simple and Partners’ options	-	(5,783,920)	(5,783,920)	126
Disposals – stock option plan	-	(3,255,812)	(3,255,812)	136
Treasury shares at 12/31/2012 (1)	2,100	52,554,239	52,556,339	(1,523)
Shares outstanding at 12/31/2012 (2)	2,289,284,300	2,229,095,461	4,518,379,761
Shares outstanding at 12/31/2011	2,289,284,300	2,224,355,729	4,513,640,029

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) For better comparability, outstanding shares for the period ending December 31, 2012 were adjusted for the bonus of May 21, 2013.

See the detail below of the the average cost of treasury shares and their market price (in Brazilian reais per share):

	01/01 to 06/30/2013
Cost / market value	Common	Preferred
Minimum	-	27.76
Weighted average	-	28.43
Maximum	-	28.87
Treasury shares
Average cost	8.77	26.66
Market value at 06/30/2013	29.20	28.77

	01/01 to 12/31/2012
Cost / market value	Common	Preferred
Minimum	-	27.25
Weighted average	-	28.45
Maximum	-	28.98
Treasury shares
Average cost	8.77	26.35
Market value at 12/31/2012	31.18	33.39

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, in the amount of R$ 0.012 per share, and beginning with the payment of April 2012, it will be increased by 25%, to R$ 0.015 per share, according to the Board of Directors’ meeting held on February 6, 2012.

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	6/30/2013	6/30/2012
Net income - Itaú Unibanco Holding Individual (BR GAAP)	5,058	5,472
Adjustments:
(-) Legal reserve	(253)	(274)
Dividend calculation basis	4,805	5,198
Mandatory dividend - 25%	1,201	1,300
Additional dividend and interest on capital	384	145
Dividends and interest on capital – paid / provisioned for	1,585	1,445

Payments / provision for interest on capital and dividends

	6/30/2013
	Gross	WHT	Net
Paid / prepaid	339	-	339
Dividends - 5 monthly installments of R$ 0.015 per share paid from February to June 2013	339	-	339

Declared until 06/30/2013 (recorded in other liabilities)	1,001	(139)	862
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/01/2013	75	-	75
Interest on capital - R$ 0.1865 per share.	926	(139)	787

Declared after 06/30/2012 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	452	(68)	384
Interest on capital - R$ 0.0909 per share.	452	(68)	384

Total from 01/01 to 06/30/2013 - R$ 0.3258 net per share	1,792	(207)	1,585

	6/30/2012
	Gross	WHT	Net
Paid / prepaid	311	-	311
Dividends - 02 monthly installments of R$ 0.012 per share paid from February to March 2012	108	-	108
Dividends - 03 monthly installments of R$ 0.015 per share paid from April to June 2013	203	-	203

Declared until 06/30/2012 (recorded in other liabilities)	1,151	(162)	989
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/02/2012	68	-	68
Interest on capital - R$ 0.2178 per share	1,083	(162)	921

Declared after 06/30/2012 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	171	(26)	145
Interest on capital - R$ 0.0343 per share	171	(26)	145

Total from 01/01 to 06/30/2012 - R$ 0.2969 net per share	1,633	(188)	1,445

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan.

d)	Appropriated reserves

	06/30/2013	12/31/2012
Capital reserves (1)	285	285
Premium on subscription of shares	284	284
Reserves from tax incentives and restatement of equity securities and other	1	1
Revenue reserves	8,812	22,138
Legal (2)	4,641	4,388
Statutory	11,393	23,382
Dividends equalization (3)	2,790	6,291
Working capital increase (4)	2,558	6,274
Increase in capital of investees (5)	6,045	10,817
Corporate reorganizations	(7,674)	(7,360)
Unrealized profits (6)	452	1,728
Total reserves at parent company	9,097	22,423

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after June 30, 2013 and December 31, 2012.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

Note 22 – Stock option plan

a)	Purpose and guidelines of the plan

ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the members of management in the medium and long-term corporate development process, by granting simple stock options or partner options, that are personal and cannot be pledged or transferred, entitling the holder to subscribe one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for the purpose of reselling.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the quantity, the beneficiaries, the type of option, the life of the option under each series, which may vary between a minimum of 5 years and a maximum of 10 years, and the vesting and lockup periods for exercising the options. The executive officers and members of the Board of Directors of ITAÚ UNIBANCO HOLDING and of its subsidiaries, as well as employees may participate in this program, based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING settles the benefits under this plan solely by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

b)	Characteristics of the Programs

I – Simple Options

Prior programs

Before the merger, both Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one and at the most three months prior to the option issue date; the price is subject to a positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA; in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or alternatively subject to the positive or negative adjustments of up to 20% in the period. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II – Partner Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period from three to five years and they are subject to market fluctuation. At the times they acquire own shares and/or share-based instruments, partner options are granted in accordance with the classification of executives. Vesting periods of partner options or share-based instruments are from one to seven years. Share-based instruments and partner options are converted into shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of exercise price in cash.

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partner Options should be held, without any liens or encumbrances, for periods from five to eight years, as from the acquisition date of the shares.

The weighted average of the fair value of share-based instruments on the grant date was estimated for shares purchased in the fiscal year ended June 30, 2013 - R$ 34.66 per share (R$ 36.00 per share at June 30, 2012).

The fair value of Share-Based Instruments is the market price at the grant date for the preferred shares of ITAÚ UNIBANCO HOLDING, less the cash price paid by the beneficiaries. The amount received for the purchase of Share-Based Instruments was R$ 15 at June 30, 2013 (R$ 50 at June 30, 2012).

Summary of changes in the plan

Granting					Exercised options		Number of shares
No.	Date	Vesting period until	Exercise deadline	Restated exercise price (R$)	Weighted average Exercise price	Weighted average Market value	Prior balance 12/31/2012	Granted	Exercised	Forfeited (*) / canceled	To be exercised at 06/30/2013

Simple options
12th	2/21/2006	12/31/2010	12/31/2013	27.86	27.73	34.86	5,398,671	-	(600,435)	(30,250)	4,767,986
12th	8/6/2007	12/31/2010	12/31/2013	27.86	-	-	17,454	-	-	-	17,454
16th	8/10/2009	12/31/2010	12/31/2014	31.68	31.57	35.99	961,583	-	(11,000)	-	950,583
13th	2/14/2007	12/31/2011	12/31/2014	35.48	-	-	6,866,761	-	-	(367,538)	6,499,223
13th	8/6/2007	12/31/2011	12/31/2014	35.48	-	-	33,714	-	-	-	33,714
13th	10/28/2009	12/31/2011	12/31/2014	35.48	-	-	50,549	-	-	-	50,549
34th	3/21/2007	3/21/2012	3/20/2013	36.08	-	-	83,491	-	-	(83,491)	-
35th	3/22/2007	3/22/2012	3/21/2013	36.05	-	-	32,465	-	-	(32,465)	-
36th	5/14/2008	5/14/2012	5/13/2013	45.23	-	-	27,830	-	-	(27,830)	-
17th	9/23/2009	9/23/2012	12/31/2014	36.60	-	-	32,506	-	-	-	32,506
14th	2/11/2008	12/31/2012	12/31/2015	40.90	-	-	7,885,831	-	-	(348,438)	7,537,393
14th	5/5/2008	12/31/2012	12/31/2015	40.90	-	-	22,688	-	-	-	22,688
14th	10/28/2009	12/31/2012	12/31/2015	40.90	-	-	50,549	-	-	-	50,549
36th	5/14/2008	5/14/2013	5/13/2014	45.44	-	-	27,830	-	-	-	27,830
Quantity of options exercisable at the end of the period					27.80	34.88	21,491,922	-	(611,435)	(890,012)	19,990,475
15th	3/3/2009	12/31/2013	12/31/2016	26.75	26.69	34.11	13,904,836	-	(654,731)	(51,909)	13,198,196
15th	10/28/2009	12/31/2013	12/31/2016	26.75	-	-	50,549	-	-	-	50,549
18th	4/17/2010	12/31/2014	12/31/2017	43.45	-	-	6,526,309	-	-	(16,536)	6,509,773
18th	5/11/2010	12/31/2014	12/31/2017	43.45	-	-	1,225,390	-	-	(23,598)	1,201,792
37th	4/19/2011	12/31/2015	12/31/2018	42.44	-	-	10,562,458	-	-	(77,319)	10,485,139
37th	1/13/2012	12/31/2015	12/31/2018	42.44	-	-	16,921	-	-	-	16,921
38th	1/13/2012	12/31/2016	12/31/2019	31.74	-	-	16,607	-	-	(2,802)	13,805
38th	4/27/2012	12/31/2016	12/31/2019	31.74	-	-	11,366,754	-	-	(62,436)	11,304,318
Total options outstanding not exercisable					26.69	34.11	43,669,824	-	(654,731)	(234,600)	42,780,493
Total simple options oustanding					27.23	34.48	65,161,746	-	(1,266,166)	(1,124,612)	62,770,968

Partner options
3rd	2/29/2008	9/3/2012	-	-	-	28.41	36,821	-	(36,821)	-	-
4th	3/3/2008	3/3/2013	-	-	-	30.83	410,238	-	(410,238)	-	-
Quantity of options exercisable at the end of the period					-	30.63	447,059	-	(447,059)	-	-
8th	8/17/2010	8/16/2013	-	-	-	-	361,356	-	-	(6,164)	355,192
9th	8/30/2010	8/16/2013	-	-	-	-	354,151	-	-	(6,901)	347,250
11th	9/30/2010	8/16/2013	-	-	-	-	19,486	-	-	-	19,486
5th	9/3/2008	9/3/2013	-	-	-	27.85	464,821	-	(6,403)	(8,388)	450,030
10th	9/30/2010	9/29/2013	-	-	-	-	1,995,832	-	-	(13,326)	1,982,506
17th	6/14/2012	2/27/2014	-	-	-	-	8,570	-	-	-	8,570
12th	2/28/2011	2/28/2014	-	-	-	-	1,683,445	-	-	(20,659)	1,662,786
6th	3/6/2009	3/6/2014	-	-	-	-	725,342	-	-	(10,690)	714,652
7th	6/19/2009	3/6/2014	-	-	-	27.85	87,390	-	(14,810)	(924)	71,656
14th	11/4/2011	8/18/2014	-	-	-	-	559	-	-	-	559
17th	6/14/2012	8/18/2014	-	-	-	-	2,780	-	-	-	2,780
13th	8/19/2011	8/19/2014	-	-	-	-	755,440	-	-	(22,962)	732,478
17th	6/14/2012	2/23/2015	-	-	-	-	9,005	-	-	-	9,005
15th	2/24/2012	2/24/2015	-	-	-	-	1,729,295	-	-	(39,099)	1,690,196
16th	2/24/2012	2/24/2015	-	-	-	-	76,072	-	-	-	76,072
8th	8/17/2010	8/16/2015	-	-	-	-	360,151	-	-	(13,795)	346,356
9th	8/30/2010	8/16/2015	-	-	-	-	353,341	-	-	(14,489)	338,852
11th	9/30/2010	8/16/2015	-	-	-	-	19,481	-	-	-	19,481
10th	9/30/2010	9/29/2015	-	-	-	-	1,989,317	-	-	(28,048)	1,961,269
18th	2/27/2013	2/26/2016	-	-	-	-	-	2,598,040	-	(20,130)	2,577,910
17th	6/14/2012	2/27/2016	-	-	-	-	8,569	-	-	-	8,569
12th	2/28/2011	2/28/2016	-	-	-	-	1,680,447	-	-	(33,954)	1,646,493
14th	11/4/2011	8/18/2016	-	-	-	-	559	-	-	-	559
17th	6/14/2012	8/18/2016	-	-	-	-	2,780	-	-	-	2,780
13th	8/19/2011	8/19/2016	-	-	-	-	754,954	-	-	(31,243)	723,711
17th	6/14/2012	2/23/2017	-	-	-	-	9,005	-	-	-	9,005
15th	2/24/2012	2/24/2017	-	-	-	-	1,728,899	-	-	(46,107)	1,682,792
16th	2/24/2012	2/24/2017	-	-	-	-	76,066	-	-	-	76,066
18th	2/27/2013	2/26/2018	-	-	-	-	-	2,597,968	-	(20,555)	2,577,413
Total options outstanding not exercisable				-	-	-	15,257,113	5,196,008	(21,213)	(337,434)	20,094,474
Total partner options				-	-	30.50	15,704,172	5,196,008	(468,272)	(337,434)	20,094,474

Total simple / partner options				-	27.23	33.41	80,865,918	5,196,008	(1,734,438)	(1,462,046)	82,865,442

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in the plan

Granting					Exercised options		Number of shares
No.	Date	Vesting period until	Exercise deadline	Restated exercise price (R$)	Weighted average Exercise price	Weighted average Market value	Prior balance 12/31/2011	Granted	Exercised	Forfeited(*) / canceled	To be exercised at 06/30/2012

Simple options
11th	2/21/2005	12/31/2009	12/31/2012	17.64	17.27	30.84	1,031,003	-	(366,713)	-	664,290
11th	8/6/2007	12/31/2009	12/31/2012	17.64	-	-	12,493	-	-	-	12,493
12th	2/21/2006	12/31/2010	12/31/2013	26.24	25.65	33.71	7,539,802	-	(2,084,484)	-	5,455,318
12th	8/6/2007	12/31/2010	12/31/2013	26.24	-	-	17,454	-	-	-	17,454
16th	8/10/2009	12/31/2010	12/31/2014	29.83	-	-	961,584	-	-	-	961,584
34th	3/21/2007	3/21/2011	3/20/2012	34.37	-	-	83,491	-	-	(83,491)	-
35th	3/22/2007	3/22/2011	3/21/2012	34.33	-	-	32,470	-	-	(32,470)	-
36th	5/14/2008	5/14/2011	5/13/2012	42.47	-	-	27,831	-	-	(27,831)	-
30th	7/4/2006	7/4/2011	7/3/2012	27.24	-	-	57,978	-	-	-	57,978
33rd	8/30/2006	8/30/2011	8/29/2012	30.16	29.73	34.93	23,191	-	(23,191)	-	-
13th	2/14/2007	12/31/2011	12/31/2014	33.40	32.65	34.84	8,506,273	-	(379,115)	(1,153,020)	6,974,138
13th	8/6/2007	12/31/2011	12/31/2014	33.40	-	-	33,714	-	-	-	33,714
13th	10/28/2009	12/31/2011	12/31/2014	33.40	-	-	50,549	-	-	-	50,549
34th	3/21/2007	3/21/2012	3/20/2013	34.37	-	-	83,491	-	-	-	83,491
35th	3/22/2007	3/22/2012	3/21/2013	34.33	-	-	32,465	-	-	-	32,465
36th	5/14/2008	5/14/2012	5/13/2013	42.71	-	-	27,830	-	-	-	27,830
Quantity of options exercisable at the end of the period					25.54	33.50	18,521,617	-	(2,853,502)	(1,296,812)	14,371,303
17th	9/23/2009	9/23/2012	12/31/2014	34.46	-	-	32,506	-	-	-	32,506
14th	2/11/2008	12/31/2012	12/31/2015	38.51	-	-	10,192,673	-	-	(2,159,542)	8,033,131
14th	5/5/2008	12/31/2012	12/31/2015	38.51	-	-	22,688	-	-	-	22,688
14th	10/28/2009	12/31/2012	12/31/2015	38.51	-	-	50,549	-	-	-	50,549
36th	5/14/2008	5/14/2013	5/13/2014	42.71	-	-	27,830	-	-	-	27,830
15th	3/3/2009	12/31/2013	12/31/2016	25.18	24.64	32.03	15,526,434	-	(1,559,888)	-	13,966,546
15th	10/28/2009	12/31/2013	12/31/2016	25.18	-	-	50,549	-	-	-	50,549
18th	4/17/2010	12/31/2014	12/31/2017	40.91	-	-	6,657,445	-	-	(36,306)	6,621,140
18th	5/11/2010	12/31/2014	12/31/2017	40.91	-	-	1,280,311	-	-	(32,503)	1,247,808
37th	4/19/2011	12/31/2015	12/31/2018	39.96	-	-	10,746,375	-	-	(93,828)	10,652,547
37th	1/13/2012	12/31/2015	12/31/2018	39.96	-	-	-	16,921	-	-	16,921
38th	1/13/2012	12/31/2016	12/31/2019	29.89	-	-	-	16,607	-	-	16,607
38th	4/27/2012	12/31/2016	12/31/2019	29.89	-	-	-	11,411,023	-	(21,105)	11,389,918
Total options outstanding not exercisable					24.64	32.03	44,587,360	11,444,551	(1,559,888)	(2,343,283)	52,128,740
Total simple options outstanding					25.22	32.98	63,108,978	11,444,551	(4,413,390)	(3,640,095)	66,500,044

Partner options
4th	3/3/2008	3/3/2011	-	-	-	-	43,897	-	-	(43,897)	-
5th	9/3/2008	9/3/2011	-	-	-	-	51,381	-	-	(51,381)	-
6th	3/6/2009	3/6/2012	-	-	-	32.64	790,925	-	(749,639)	(41,286)	-
7th	6/19/2009	3/6/2012	-	-	-	32.64	87,391	-	(87,391)	-	-
Quantity of options exercisable at the end of the period					-	32.64	973,594	-	(837,030)	(136,564)	-
1st	9/3/2007	9/3/2012	-	-	-	-	340,459	-	-	-	340,459
3rd	2/29/2008	9/3/2012	-	-	-	-	36,821	-	-	-	36,821
4th	3/3/2008	3/3/2013	-	-	-	-	427,275	-	-	-	427,275
8th	8/17/2010	8/16/2013	-	-	-	-	373,595	-	-	-	373,595
9th	8/30/2010	8/16/2013	-	-	-	-	362,682	-	-	(5,814)	356,869
11th	9/30/2010	8/16/2013	-	-	-	-	19,489	-	-	-	19,489
5th	9/3/2008	9/3/2013	-	-	-	-	494,386	-	-	(3,222)	491,164
10th	9/30/2010	9/29/2013	-	-	-	-	2,048,650	-	-	(42,371)	2,006,279
17th	6/14/2012	2/27/2014	-	-	-	-	-	8,570	-	-	8,570
12th	2/28/2011	2/28/2014	-	-	-	-	1,714,442	-	-	(23,982)	1,690,460
6th	3/6/2009	3/6/2014	-	-	-	-	775,064	-	-	(2,611)	772,453
7th	6/19/2009	3/6/2014	-	-	-	-	87,390	-	-	-	87,390
14th	11/4/2011	8/18/2014	-	-	-	-	560	-	-	-	560
17th	6/14/2012	8/18/2014	-	-	-	-	-	2,780	-	-	2,780
13th	8/19/2011	8/19/2014	-	-	-	-	777,037	-	-	(20,324)	756,713
17th	6/14/2012	2/23/2015	-	-	-	-	-	9,006	-	-	9,006
15th	2/24/2012	2/24/2015	-	-	-	-	-	1,741,348	-	(3,127)	1,738,221
16th	2/24/2012	2/24/2015	-	-	-	-	-	76,072	-	(5,140)	70,931
8th	8/17/2010	8/16/2015	-	-	-	-	372,815	-	-	-	372,815
9th	8/30/2010	8/16/2015	-	-	-	-	362,067	-	-	(6,010)	356,057
11th	9/30/2010	8/16/2015	-	-	-	-	19,483	-	-	-	19,483
10th	9/30/2010	9/29/2015	-	-	-	-	2,044,370	-	-	(42,933)	2,001,437
17th	6/14/2012	2/27/2016	-	-	-	-	-	8,569	-	-	8,569
12th	2/28/2011	2/28/2016	-	-	-	-	1,712,937	-	-	(24,211)	1,688,726
14th	11/4/2011	8/18/2016	-	-	-	-	559	-	-	-	559
17th	6/14/2012	8/18/2016	-	-	-	-	-	2,780	-	-	2,780
13th	8/19/2011	8/19/2016	-	-	-	-	776,972	-	-	(18,458)	758,514
17th	6/14/2012	2/23/2017	-	-	-	-	-	9,005	-	-	9,005
15th	2/24/2012	2/24/2017	-	-	-	-	-	1,741,277	-	(3,127)	1,738,150
16th	2/24/2012	2/24/2017	-	-	-	-	-	76,066	-	(5,226)	70,840
Total options outstanding not exercisable					-	-	12,747,053	3,675,472	-	(206,557)	16,215,968
Total partner options					-	32.64	13,720,647	3,675,472	(837,030)	(343,121)	16,215,968

Total simple / partner options					25.23	32.93	76,829,624	15,120,023	(5,250,420)	(3,983,216)	82,716,011
(*) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in Share-Based Instruments (SBI)

Number	Vesting period		Prior balance 12/31/2012	New SBI's	Converted into shares	Canceled	Balance at 06/30/2013
1st	08/17/2010	08/16/2013	118,108	-	-	(1,442)	116,666
1st	08/30/2010	08/16/2013	11,234	-	-	-	11,234
1st	09/30/2010	08/16/2013	4,367	-	-	-	4,367
2nd	09/30/2010	09/29/2013	453,549	-	(6,086)	-	447,463
3rd	02/28/2011	02/27/2012	478,886	-	(478,886)	-	-
3rd	02/28/2011	02/27/2013	478,876	-	-	-	478,876
4th	02/24/2012	02/24/2013	510,599	-	(510,599)	-	-
4th	02/24/2012	02/24/2014	510,579	-	-	-	510,579
4th	02/24/2012	02/24/2015	510,566	-	-	-	510,566
5th	02/27/2013	02/26/2014	-	161,756	-	-	161,756
5th	02/27/2013	02/26/2015	-	161,745	-	-	161,745
5th	02/27/2013	02/26/2016	-	161,738	-	-	161,738
Total			3,076,764	485,239	(995,571)	(1,442)	2,564,990

Number	Vesting period		Prior balance 12/31/2011	New SBI's	Converted into shares	Canceled	Balance at 06/30/2012
1st	08/17/2010	08/16/2012	121,647	-	-	-	121,647
1st	08/17/2010	08/16/2013	121,635	-	-	-	121,635
1st	08/30/2010	08/16/2012	11,238	-	-	-	11,238
1st	08/30/2010	08/16/2013	11,233	-	-	-	11,233
1st	09/30/2010	08/16/2012	4,368	-	-	-	4,368
1st	09/30/2010	08/16/2013	4,367	-	-	-	4,367
2nd	09/30/2010	09/29/2012	466,579	-	(6,086)	(13,017)	447,476
2nd	09/30/2010	09/29/2013	466,569	-	-	(13,017)	453,552
3rd	02/28/2011	02/27/2011	488,444	-	(488,444)	-	-
3rd	02/28/2011	02/27/2012	488,433	-	-	(9,547)	478,886
3rd	02/28/2011	02/27/2013	488,422	-	-	(9,546)	478,876
4th	02/24/2012	02/24/2013	-	515,737	-	(5,138)	510,599
4th	02/24/2012	02/24/2014	-	515,720	-	(5,138)	510,582
4th	02/24/2012	02/24/2015	-	515,703	-	(5,138)	510,565
Total			2,672,935	1,547,160	(494,530)	(60,542)	3,665,023

c) Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the grant date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for partner options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the time the option was issued Is adopted, adjusted by the IGP-M variation.

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date.

Expected dividends: is the average annual return rate for the last three years, of the dividends, plus interest on capital of the ITUB4 share.

Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate at the expiration date of the option plan.

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting
No.	Date	Vesting period	Exercise period until	Price of the underlying asset	Fair value	Expected dividends	Risk-free interest rate	Expected volatility

Partner options (*)
18th	02/27/2013	02/27/2016	-	34.66	28.87	2.91%	-	-
18th	02/27/2013	02/27/2018	-	34.66	27.25	2.91%	-	-

(*) The fair value of partner options is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

d) Accounting effects arising from options

The exercise of stock options, pursuant to the plan’s regulation, resulted in the sale of preferred shares held in treasury. The accounting entries related to the plan are recorded during the vesting period, at the portion of the fair value of options granted with effect on income, and during the exercise of options, at the amount received from the option exercise price, reflected in stockholders’ equity.

The effect of Income for the period from January 1 to June 30, 2013 was R$ (96) (R$ (88) from January 1 to June 30, 2012), with a corresponding amount to Additional Paid-in Capital – Granted Options Recognized.

In the stockholders’ equity, the effect was as follows:

	6/30/2013	6/30/2012
Amount received for the sale of shares – exercised options	143	194
(-) Cost of treasury shares sold	(163)	(217)
Effect of sale (*)	(20)	(23)

(*) Recorded in Additional paid-in capital.

Note 23 - Interest and similar income and expense and net gain (loss) from investment securities and derivatives

a) Interest and similar income

	04/01 to 06/30/2013	04/01 to 06/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Central Bank compulsory deposits	951	1,365	1,799	3,300
Interbank deposits	186	289	341	587
Securities purchased under agreements to resell	2,843	2,116	5,516	4,982
Financial assets held for trading	1,944	2,243	4,327	6,625
Available-for-sale financial assets	1,146	779	2,224	1,835
Held-to-maturity financial assets	99	142	189	219
Loan and lease operations	15,108	16,038	29,068	31,566
Other financial assets	125	557	290	764
Total	22,402	23,529	43,754	49,878

b) Interest and similar expense

	04/01 to 06/30/2013	04/01 to 06/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Deposits	(2,224)	(2,531)	(4,457)	(5,724)
Securities sold under repurchase agreements	(3,643)	(4,395)	(7,093)	(9,569)
Interbank market debt	(1,834)	(1,301)	(2,970)	(2,880)
Institutional market debt	(3,833)	(3,274)	(5,005)	(4,925)
Financial expense from technical reserves for insurance and private pension plans	(47)	(1,198)	(540)	(2,972)
Other	(9)	(8)	(19)	(20)
Total	(11,590)	(12,707)	(20,084)	(26,090)

c) Net gain (loss) from investment securities and derivatives

	04/01 to 06/30/2013			04/01 to 06/30/2012			01/01 to 06/30/2013			01/01 to 06/30/2012
	Gains	Losses	Total	Gains	Losses	Total	Gains	Losses	Total	Gains	Losses	Total
Financial assets held for trading	674	(1,975)	(1,301)	598	(424)	174	970	(3,296)	(2,326)	1,461	(534)	927
Derivatives(*)	13,494	(14,658)	(1,164)	917	(2,086)	(1,169)	23,340	(24,446)	(1,106)	1,137	(2,147)	(1,010)
Financial assets designated at fair value through profit or loss	3	(2)	1	4	-	4	5	(2)	3	9	-	9
Available-for-sale financial assets	11	(293)	(282)	239	(67)	172	140	(430)	(290)	500	(111)	389
Finacial liabilities helding for trading	274	(175)	99	484	(327)	157	421	(290)	131	748	(675)	73
Total			(2,647)			(662)			(3,588)			388

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the periods ended June 30, 2013 and June 30, 2012, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on available-for-sale and held-to-maturity financial assets.

Note 24 - Banking service fees

	04/01 to 06/30/2013	04/01 to 06/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Current account services	1,558	1,301	3,009	2,551
Asset management fees	587	516	1,169	1,027
Collection commissions	308	294	588	567
Fees from credit card services	2,339	2,009	4,612	4,013
Fees for guarantees issued and credit lines	297	279	582	562
Brokerage commission	122	68	192	131
Other	303	272	619	550
Total	5,514	4,739	10,771	9,401

Note 25 - Other income

	04/01 to 06/30/2013	04/01 to 06/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Gains on sale of assets held for sale, fixed assets and investments in associates and jointly controlled entities	18	40	39	52
Recovery of expenses	22	44	40	74
Reversal of provisions	24	29	59	75
Other	101	77	174	140
Total	165	190	312	341

Note 26 - General and administrative expenses

	04/01 to 06/30/2013	04/01 to 06/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Personnel expenses	(3,862)	(3,529)	(7,632)	(6,980)
Compensation	(1,560)	(1,575)	(3,092)	(3,142)
Charges	(528)	(522)	(1,056)	(1,041)
Welfare benefits	(496)	(302)	(955)	(603)
Retirement plans and post-employment benefits (Note 29)	5	110	(10)	173
Defined benefit	(12)	98	(32)	141
Defined contribution	17	12	22	32
Stock option plan (Note 22d)	(49)	(48)	(96)	(88)
Training	(44)	(68)	(82)	(123)
Employee profit sharing	(693)	(647)	(1,332)	(1,280)
Dismissals	(96)	(139)	(194)	(285)
Provision for labor claims (Note 32)	(401)	(338)	(815)	(591)
Administrative expenses	(3,194)	(3,240)	(6,188)	(6,302)
Data processing and telecommunications	(893)	(882)	(1,760)	(1,752)
Third-party services	(809)	(815)	(1,567)	(1,583)
Installations	(237)	(277)	(449)	(512)
Advertising, promotions and publications	(271)	(268)	(471)	(457)
Rent	(262)	(235)	(515)	(476)
Transportation	(113)	(125)	(226)	(256)
Materials	(95)	(101)	(169)	(217)
Financial services	(133)	(134)	(251)	(250)
Security	(139)	(130)	(270)	(263)
Utilities	(59)	(76)	(132)	(154)
Travel	(47)	(51)	(88)	(90)
Other	(136)	(146)	(290)	(292)
Depreciation	(394)	(358)	(754)	(669)
Amortization	(200)	(217)	(402)	(419)
Insurance acquisition expenses	(291)	(305)	(571)	(585)
Other expenses	(1,566)	(1,824)	(3,124)	(3,438)
Expenses related to credit cards	(510)	(485)	(1,047)	(918)
Reimbursement related to acquisitions	(11)	(7)	(19)	(18)
Losses with third-party frauds	(144)	(187)	(292)	(378)
Loss on sale of assets held for sale, fixed assets and investments in associates and jointly controlled companies (*)	(19)	(349)	(34)	(368)
Provision for civil lawsuits (Note 32)	(475)	(457)	(916)	(945)
Provision for tax and social security lawsuits	(178)	(37)	(365)	(79)
Refund of interbank costs	(55)	(51)	(107)	(103)
Other	(174)	(251)	(344)	(629)
Total	(9,507)	(9,473)	(18,671)	(18,393)

(*) On 06/30/2012, basically composed of the result of the full disposal of investment in Banco BPI S.A. in the amount of R$ (302).

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)  Composition of income tax and social contribution expenses

I -  Demonstration of Income tax and social contribution expense:

	04/01 to 06/30/2013	04/01 to 06/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Income before income tax and social contribution	4,019	3,374	8,829	8,707
Charges (income tax and social contribution) at the rates in effect (Note 2.4 n)	(1,608)	(1,349)	(3,532)	(3,482)
Increase/decrease to income tax and social contribution charges arising from:
Share of profit or (loss) of associates and jointly controlled entities net	16	17	36	27
Foreign exchange variation on assets and liabilities abroad	641	532	626	263
Interest on capital	423	470	841	935
Corporate reorganizations	157	-	314	-
Dividends, interest on external debt bonds and tax incentives	42	76	78	124
Other nondeductible expenses net of non taxable income	77	208	65	233
Total income tax and social contribution	(252)	(46)	(1,572)	(1,900)

b) Deferred taxes

I -  The deferred tax asset balance and respective changes are as follows:

	12/31/2012	Realization / reversal	Effect of change in consolidation (1)	Increase	6/30/2013
Reflected in income	31,060	(6,926)	228	9,627	33,989
Related to income tax and social contribution tax carryforwards	3,955	(705)	59	3,024	6,333
Allowance for loan and lease losses	16,275	(3,298)	85	2,993	16,055
Adjustment to market value of derivative financial instruments	229	(229)	-	781	781
Goodwill on purchase of investments	2,761	(917)	50	380	2,274
Legal liabilities – tax and social security	1,645	(10)	-	150	1,785
Provision for contingent liabilities	3,487	(638)	13	829	3,691
Civil lawsuits	1,422	(211)	5	264	1,480
Labor claims	1,224	(420)	4	502	1,310
Tax and social security	822	(7)	4	63	882
Other	19	-	-	-	19
Adjustments of operations carried out in futures settlement market	8	(1)	-	394	401
Provision related to health insurance operations	254	-	-	4	258
Other	2,446	(1,128)	21	1,072	2,411

Reflected in stockholders’ equity	3,943	(435)	-	486	3,994
Corporate reorganizations	3,791	(314)	-	-	3,477
Adjustment to market value of available-for-sale securities	152	(121)	-	479	510
Other	-	-	-	7	7

Total (2)	35,003	(7,361)	228	10,113	37,983

(1) Effect of change in consolidation criteria (Note 2.4a I).

(2) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 29,518 (R$ 28,381 at December 31, 2012) and R$ 331 ( R$ 3,038 at December 31, 2012).

	12/31/2011	Realization / reversal	Increase	12/31/2012
Reflected in income	28,466	(11,438)	14,032	31,060
Related to income tax and social contribution tax carryforwards	4,188	(1,480)	1,247	3,955
Allowance for loan and lease losses	12,889	(4,837)	8,223	16,275
Adjustment to market value of derivative financial instruments	302	(302)	229	229
Goodwill on purchase of investments	4,261	(1,923)	423	2,761
Legal liabilities – tax and social security	1,417	(4)	232	1,645
Provision for contingent liabilities	2,766	(1,585)	2,306	3,487
Civil lawsuits	1,185	(633)	870	1,422
Labor claims	984	(844)	1,084	1,224
Tax and social security	577	(107)	352	822
Other	20	(1)	-	19
Adjustments of operations carried out in futures settlement market	11	(4)	1	8
Provision related to health insurance operations	249	-	5	254
Other	2,383	(1,303)	1,366	2,446
Reflected in stockholders’ equity	344	(192)	3,791	3,943
Corporate reorganizations	-	-	3,791	3,791
Adjustment to market value of available-for-sale securities	344	(192)	-	152
Total	28,810	(11,630)	17,823	35,003

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 28,381 and R$ 3,038 .

II-  The provision for deferred tax liability balance and respective changes are as follows:

	12/31/2012	Realization / reversal	Increase (1)	6/30/2013
Reflected in income	8,372	(1,854)	1,873	8,390
Depreciation in excess – finance lease	5,452	(1,512)	1,353	5,293
Taxation of results abroad – capital gains	167	(19)	-	148
Adjustments of operations carried out in futures settlement market	117	-	258	375
Adjustments to market value of securities and derivative financial instruments	234	(234)	157	157
Restatement of escrow deposits and contingent liabilities	911	(54)	97	954
Pension plans	915	(1)	-	914
Other	575	(34)	8	549
Reflected in stockholders’ equity accounts	1,288	(917)	35	406
Adjustment to market value of available-for-sale securities	1,288	(917)	-	371
Provision for pension plan benefits (2)	-	-	5	5
Other	-	-	30	30
Total (3)	9,660	(2,771)	1,908	8,796

(1) Effect of change in consolidation criteria (Note 2.4a I) in the amount of R$ 2, refering to restatement of escrow deposits and contingent liabilities.

(2) On March 31, 2013 was reclassified to stockholders' equity, pursuant to IAS 19 (R1).

(3) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 29,518 (R$ 28,381 at December 31, 2012) and R$ 331 (R$ 3,038 at December 31, 2012)).

	12/31/2011	Realization / reversal	Increase	12/31/2012
Reflected in income	9,885	(3,385)	1,872	8,372
Depreciation in excess – finance lease	7,560	(2,785)	678	5,452
Taxation of results abroad – capital gains	78	-	89	167
Adjustments of operations carried out in futures settlement market	83	(2)	35	117
Adjustments to market value of securities and derivative financial instruments	175	(175)	234	234
Restatement of escrow deposits and contingent liabilities	806	(225)	330	911
Pension plans	594	-	321	915
Other	589	(199)	185	575
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities	499	-	789	1,288
Total (*)	10,384	(3,385)	2,660	9,660

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 28,381 and R$ 3,038.

III -  The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2013, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2013	9,571	30%	797	13%	10,368	27%	(2,176)	25%	8,192	28%
2014	5,230	17%	1,340	21%	6,570	17%	(2,135)	24%	4,435	15%
2015	6,106	19%	772	12%	6,878	18%	(1,891)	21%	4,987	17%
2016	3,434	11%	1,397	22%	4,831	13%	(1,000)	11%	3,831	13%
2017	2,620	8%	1,579	25%	4,199	11%	(309)	4%	3,890	14%
After 2017	4,689	15%	448	7%	5,137	14%	(1,285)	15%	3,852	13%
Total	31,650	100%	6,333	100%	37,983	100%	(8,796)	100%	29,187	100%
Present value (*)	28,378		5,654		34,032		(7,911)		26,121

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income, due to differences between accounting criteria and tax legislation, besides corporate aspects. Accordingly, it is recommended that the trend of the realization of deferred tax assets arising from temporary differences, and tax loss carryforwards should not be used as an indication of future net income.

There are no deferred tax assets and liabilities which have not been recognized.

NOTE 28 – EARNINGS PER SHARE

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – basic earnings per share	04/01 to 06/30/2013	04/01 to 06/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Net income	3,748	3,122	7,230	6,407
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(54)	(54)	(54)	(54)
Subtotal	3,694	3,068	7,176	6,353
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(56)	(56)	(56)	(56)
Subtotal	3,638	3,012	7,120	6,297

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	1,842	1,526	3,605	3,191
To preferred equity owners	1,796	1,486	3,515	3,106

Total net income available to common equity owners	1,898	1,581	3,661	3,246
Total net income available to preferred equity owners	1,850	1,541	3,569	3,161

Weighted average number of shares outstanding
Common shares	2,518,212,730	2,518,212,730	2,518,212,730	2,518,212,730
Preferred shares	2,455,078,678	2,452,463,371	2,455,228,592	2,451,522,051

Earnings per share - basic – R$
Common shares	0.75	0.63	1.45	1.29
Preferred shares	0.75	0.63	1.45	1.29

Net income attributable to owners of the parent company – diluted earnings per share	04/01 to 06/30/2013	04/01 to 06/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Total net income available to preferred equity owners	1,850	1,541	3,569	3,161
Dividend on preferred shares after dilution effects	7	9	14	20
Net income available to preferred equity owners considering preferred shares after the dilution effect	1,857	1,550	3,583	3,181

Total net income available to ordinary equity owners	1,898	1,581	3,661	3,246
Dividend on preferred shares after dilution effects	(7)	(9)	(14)	(20)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	1,891	1,572	3,647	3,226

Adjusted weighted average of shares
Common shares	2,518,212,730	2,518,212,730	2,518,212,730	2,518,212,730
Preferred shares	2,474,320,870	2,482,287,813	2,474,282,828	2,481,750,687
Preferred shares	2,455,078,678	2,452,463,371	2,455,228,592	2,451,522,051
Incremental shares from stock options granted under our Stock Option Plan	19,242,192	29,824,442	19,054,236	30,228,636

Earnings per share - diluted – R$
Common shares	0.75	0.62	1.45	1.28
Preferred shares	0.75	0.62	1.45	1.28

Potential anti-dilution effects of shares under our stock option plan, which were excluded from the calculation of diluted earnings per share, totaled 9,883,814 preferred shares at 06/30/2013 and 5,463,971 preferred shares at 06/30/2012.

Note 29 – Post-employment benefits

As prescribed in IAS 19, we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted. The effects from adopting IAS 19 (R1), when applicable, are presented on a comparative basis in the notes to the financial statements; however, these effects have no impact on the financial statements of June 30, 2012 and December 31, 2012.

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, the basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation, except as described in Note 29c.

Employees hired up to July 31, 2002, by Itaú, and up to February 27, 2009, by Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a)	Description of the plans

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)

Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2) Redecard Supplementary Plan (3)

UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1) (4)

Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan;

(4) Plan arising from the process of merging the IJMS Plan by the Basic Plan, both managed by UBB Prev, approved by the Superintendency of Supplem Social Security (PREVIC) on December 28, 2012.

b)	Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s by laws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

c) Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	6/30/2013	6/30/2012
Discount rate (1)	8.16% a.a.	9.72% a.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	7.12% a.a.	7.12% a.a.
Growth of the pension fund and social security benefits	4.00% a.a.	4.00% a.a.
Inflation	4.00% a.a.	4.00% a.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on a study that adopts the methodology of following up the interest rate of long-term securities issued by Brazilian Treasury, indexed to inflation rates, and on the analysis of changes in the interest curves up to the actuarial valuation base date. The Discount Rate assumption was changed in 2012 so as to be consistent with the economic scenario at the balance sheet date.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is calculated as the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Actuarial assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company, for biometric/demographic assumptions, and studies coordinated by the Investment Officer of EFPC regarding the economic assumptions.

II- Risk Exposure

Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets

The actuarial liability is calculated by adopting a discount rate defined on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in Investment Income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk

Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life Expectancy

Most of the plan obligations are to provide life benefits and therefore the increase in life expectancy will result in increased plan liabilities.

III - Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

The allocation of plan assets and the allocation target by type of asset are as follows:

Types	Fair Value		% Allocation
	6/30/2013	12/31/2012	6/30/2013	12/31/2012	2013 Target
Fixed income securities	14,030	13,736	91.68%	91.14%	53% to 100%
Variable income securities	703	763	4.59%	5.06%	0% to 20%
Structured investments	17	16	0.11%	0.11%	0% to 10%
Foreign Investments	-	-	0.00%	0.00%	0% to 5%
Real estate	527	532	3.44%	3.53%	0% to 7%
Loans to participants	26	25	0.17%	0.17%	0% to 5%
Total	15,303	15,072	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 598 (R$ 589 at 12/31/2012), and real estate rented to Group companies, with a fair value of R$ 494 (R$ 498 at 12/31/2012).

Fair Value

The fair value of the plan assets is adjusted up to the report date, as follows

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012 and 2013, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	6/30/2013	12/31/2012
1 - Net assets of the plans	15,303	15,072
2- Actuarial liabilities	(13,085)	(12,906)
3- Surplus (1-2)	2,218	2,166
4- Asset ceiling (*)	(2,206)	(2,137)
5- Net amount recognized in the balance sheet (3-4)	12	29
Amount recognized in assets (Note 20a)	478	487
Amount recognized in liabilities (Note 20b)	(466)	(458)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

V- Change in the net amount recognized in the balance sheet:

	6/30/2013
	Plan net assets	Defined benefit obligation	Surplus	Asset ceiling	Recognized amount
Value beginning of the period	15,072	(12,906)	2,166	(2,137)	29
Cost of current service	-	(50)	(50)	-	(50)
Net interest (1)	601	(512)	89	(87)	2
Benefits paid	(360)	360	-	-	-
Contributions of sponsors	19	-	19	-	19
Contributions of participants	6	-	6	-	6
Effects on asset ceiling	-	-	-	22	22
Actuarial gain / (loss) (3) (4)	(35)	23	(12)	(4)	(16)
Value end of the period	15,303	(13,085)	2,218	(2,206)	12

	12/31/2012
	Plan net assets	Defined benefit obligation	Surplus	Asset ceiling	Recognized amount
Value beginning of the period	11,773	(10,413)	1,360	(1,263)	97
Cost of current service	-	(85)	(85)	-	(85)
Net interest (1) (2)	1,303	(985)	318	(175)	143
Benefits paid	(671)	671	-	-	-
Contributions of sponsors	57	-	57	-	57
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(874)	(874)
Changes in financial assumptions	-	(1,663)	(1,663)	-	(1,663)
Actuarial gain / (loss) (3) (4)	2,595	(431)	2,164	175	2,339
Value end of the period	15,072	(12,906)	2,166	(2,137)	29

(1) Calculated based on the initial value of the period, less the average value of payments/receipts of benefits/contributions multiplied by the discount rate of 8.16% (9.72% at 31/12/2012)

(2) On 31/12/2012 it was used rate of 11.60% to calculate the expected return on plan net assets.

(3) Gains / losses recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(4) The actual return on assets amounted to R$ 566 (R$ 3,898 at 12/31/2012).

VI- Total amounts recognized in Income for the Period and Stockholders’ Equity – Other Comprehensive Income (OCI)

	Income		Stockholders’ equity (OCI)
	01/01 to 06/30/2013	01/01 to 06/30/2012	6/30/2013	6/30/2012
Cost of current service	(50)	(42)	-	-
Net interest	1	71	-	-
Effects on asset ceiling	-	-	22	(92)
Gain / (loss) actuarial	-	-	(10)	203
Total amounts recognized	(49)	29	12	111

During the period, the contributions made totaled R$ 19 (R$ 21 from 01/01 to 06/30/2012). The contribution rate increases based on the beneficiary’s salary.

In 2013, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 35.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2013	708
2014	741
2015	762
2016	784
2017	806
2018 to 2022	4,399

VII- Sensitivity of defined benefit obligation

The impact of the change in the discount rate assumption by 0.5% on actuarial liability is as follows:

Change in Assumption	Effect on actuarial liability	R$	Percentage
- Decrease by 0.5%	Increase	868	6.42%
- Increase by 0.5%	Decrease	(779)	(6.04)%

d) Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the Balance sheet:

	6/30/2013			12/31/2012
	Pension plan fund	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount
Amount - beginning of the period	2,646	(318)	2,328	1,757	(313)	1,444
Net interest	103	(13)	90	195	(35)	160
Contribution	(68)	-	(68)	(146)	-	(146)
Effects on asset ceiling	-	-	-	-	(5)	(5)
Gain / (loss) financial	6	1	7	840	35	875
Amount - end of the period (Note 20a)	2,687	(330)	2,357	2,646	(318)	2,328

II - Total amounts recognized in income for the period and Stockholders’ equity – Other Comprehensive Income (OCI):

	Income		Stockholders’ equity (OCI)
	01/01 to 06/30/2013	01/01 to 06/30/2012	6/30/2013	6/30/2012
Contribution	(68)	(75)	-	-
Net interest	90	80	-	-
Gain / (loss) financial	-	-	7	27
Total amount recognized	22	5	7	27

During the period, the contributions to the defined contribution plans, including PGBL, totaled R$ 89 (R$ 97 from 01/01 at 06/30/2012), of which R$ 68 (R$ 75 from 01/01 at 06/30/2012) were pension funds.

e )  Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I- Change in the net amount recognized in the balance sheet:

	6/30/2013	12/31/2012
At the beginning of the period	(148)	(120)
Interest cost	(6)	(11)
Benefits paid	3	6
Actuarial loss	(7)	(23)
At the end of the period (Note 20b)	(158)	(148)

II- Total amounts recognized in Income for the Period and Stockholders’ equity – Other Comprehensive Income (OCI):

	Income		Stockholders’ equity (OCI)
	01/01 to 06/30/2013	01/01 to 06/30/2012	6/30/2013	6/30/2012
Net interest	(6)	(6)	-	-
Benefits paid	3	3	-	-
Actuarial loss	-	-	(7)	-
Total recognized amounts	(3)	(3)	(7)	-

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2013	6
2014	7
2015	7
2016	8
2017	8
2018 to 2022	52

II-   Assumptions and sensitivity at 1%

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29b c), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1.0% increase	1.0% decrease
Service cost and interest cost	Income	2	(2)
Present value of obligation	Other comprehensive income	26	(21)

Note 30 – Insurance contracts

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market Insurance and private pension. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

In all segments, a new product is created when new demands and opportunities arise in the market or from a specific negotiation.

The products developed are submitted to a committee, coordinated and controlled by the Governance of Products, in which all flows comprising the operational, commercial, legal, accounting, financial, internal control and technology aspects are analyzed, discussed and approved by the various areas involved.

The governance process of product evaluation is regulated by the Corporate Policy on Product and Operations Evaluation, and requires the integration of activities between product and evaluation areas, forming an organized group of activities that aims to add value to customers and to promote competitive differentials.

Internal rules provide for and support product evaluation and approval flows, attribution of responsibilities, provisions for carrying out processes, and also maximum and minimum balance limits, contribution, minimum premium and other, which aim at preserving the consistency of the process and product results.

There are also policies on underwriting risks in each segment, such as technical actuarial limits per insurance line and coverage, which are controlled systemically or operationally.

This product creation process involves the following steps:

•	Development of the product by managers in order to meet a market demand.

•	Submission of the detailed product characteristics to Governance.

•	Parameterization of new products in IT systems with the concomitant evaluation of the need for developing new implementation.

•	Launch of the product after authorization from the Product Governance Committee.

For private pension products, registration with the Brazilian Securities and Exchange Commission (CVM) and approval of actuarial technical notes and rules from SUSEP for sales is also required. It is also possible to custom minimum amounts, fund management and entry fees, actuarial table and interest upon negotiation with evaluation of an internal pricing model agreed in a specific contract.

There are policies on appropriate balances and minimum contributions to each negotiation. Risk benefits, considered ancillary coverage, follow their own and specific conditions, such as coverage limits, target audience and proof of good health, among others, according to each agreement. In addition, increased risks may exceed the loss coverage through reinsurance.

Each product has rules according to the channel and segment to which it will be sold. Pricing policies are determined according to internal models, in compliance with the corporate standard pricing model developed by the Risk and Financial Controls Area, in the context of the Governance of product evaluation.

The cost management of insurance and private pension products includes the groups of administrative, operating and selling expenses, where administrative expenses based on the recognition by cost centers, are allocated to products and sales channels according to the definition of the respective activities, following the corporate managerial model of the ITAÚ UNIBANCO HOLDING. Operating and selling expenses are based on the line for product identification and policy segmentation in order to define the sales channel.

b)	Main products

I.	Insurance

ITAÚ UNIBANCO HOLDING, through its insurance companies, supplies the market with insurance products with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged.

In this segment, clients are mainly divided into the Individual (Retail, UniClass, Personnalité and Private) and Corporate (Companies, Corporate and Condominium) markets.

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, and life insurance.

•	Property and casualty insurance: covers losses, damages or liabilities for assets or persons, excluding from this classification life insurance lines.

•	Life insurance: includes coverage for death and personal accidents.

	Loss ratio		Sales ratio
	%		%
	01/01 to	01/01 to	01/01 to	01/01 to
Main insurance lines	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Mandatory insurance for personal injury caused by
motor vehicles (DPVAT)	87.8	88.3	1.4	1.5
Commercial multiple peril	55.2	46.5	15.4	17.0
Group life	52.2	46.3	12.0	10.3
Credit life	17.3	21.4	22.3	19.2
Extended warranty - assets	18.1	19.0	62.8	64.6
Specified and all risks	42.4	69.0	5.6	4.0
Group accident insurance	8.3	9.0	35.1	34.1

II.	Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long-term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified version), because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

III – Income from insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions direct issued				Reinsurance				Retained premiums and contributions
	01/04 to	01/04 to	01/01 to	01/01 to	01/04 to	01/04 to	01/01 to	01/01 to	01/04 to	01/04 to	01/01 to	01/01 to
	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012
VGBL	3,809	3,994	8,453	7,094	-	-	-	-	3,809	3,994	8,453	7,094
PGBL	330	333	642	689	-	-	-	-	330	333	642	689
Warranty extension - assets	345	315	676	658	-	-	-	-	345	315	676	658
Group life	360	313	709	641	(5)	(8)	(13)	(22)	355	305	696	619
Group accident insurance	174	158	337	318	-	(1)	(1)	(1)	174	157	336	317
Mandatory insurance for personal injury
caused by motor vehicles (DPVAT)	76	103	248	227	-	-	-	-	76	103	248	227
Credit life	177	87	329	195	(1)	-	(5)	-	176	87	324	195
Traditional	44	115	85	202	-	-	-	-	44	115	85	202
Multiple risks	89	44	129	89	(48)	(3)	(50)	(4)	41	41	79	85
Commercial multiple peril	59	65	105	109	(12)	(13)	(23)	(22)	47	52	82	87
Serious or terminal diseases	40	34	68	65	-	-	-	-	40	34	68	65
Specified and all risks	115	111	225	182	(83)	(79)	(162)	(129)	32	32	63	53
Individual accident	43	32	75	58	-	-	(1)	-	43	32	74	58
Petroleum risks	93	176	173	239	(83)	(154)	(152)	(206)	10	22	21	33
Engineering risks	21	12	59	48	(19)	(12)	(50)	(43)	2	-	9	5
Other lines	405	317	744	593	(109)	(97)	(178)	(165)	296	220	566	428
Total	6,180	6,209	13,057	11,407	(360)	(367)	(635)	(592)	5,820	5,842	12,422	10,815

c)	Technical reserves for insurance and private pension

The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I.	Insurance and private pension:

•	Provision for unearned premiums – it is recognized for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – it is recognized for the coverage of expected unsettled amounts related to single payments and income overdue, of claims reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported - IBNR – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - it is recognized until the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Mathematical provisions for granted benefits - it is recognized after the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Reserve for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of claims and benefits.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with claims and benefits.

II.	Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

	6/30/2013				12/31/2012
	Property,				Property,
	individuals		Life with		individuals		Life with
	and life	Private	survivor		and life	Private	survivor
	insurance	pension	benefits	Total	insurance	pension	benefits	Total
Opening balance	9,120	23,729	57,469	90,318	7,609	20,893	42,402	70,904
(+) Additions arising from premiums / contribution	3,815	720	8,400	12,935	6,940	1,893	15,710	24,543
(-) Deferral of risk	(3,520)	-	-	(3,520)	(6,576)	-	-	(6,576)
(-) Payment of claims / benefits	(1,180)	(68)	(6)	(1,254)	(2,126)	(92)	(6)	(2,224)
(+) Reported claims	1,014	-	-	1,014	3,073	-	-	3,073
(-) Redemptions	(1)	(612)	(4,726)	(5,339)	(4)	(985)	(5,213)	(6,202)
(+/-) Net portability	-	(8)	(86)	(94)	-	161	57	218
(+) Adjustment of reserves and financial surplus	1	244	190	435	3	1,891	4,440	6,334
(+/-) Other (recognition/reversal)	44	(4)	(13)	27	201	(32)	79	248
Reserves for insurance and private pension	9,293	24,001	61,228	94,522	9,120	23,729	57,469	90,318

	Insurance		Private pension		Total
	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Unearned premiums	4,983	4,693	8	6	4,992	4,699
Mathematical reserve for benefits to be granted and benefits granted	18	19	83,776	79,733	83,795	79,752
Redemptions and Other Unsettled Amounts	20	18	57	55	76	72
Financial surplus	1	1	495	514	496	515
Unsettled claims (1)	2,938	3,049	72	87	3,010	3,136
IBNR	828	821	12	12	840	833
Administrative and Related Expenses	169	182	41	40	210	223
Other	336	336	767	751	1,103	1,087
Total (2)	9,293	9,120	85,229	81,198	94,522	90,318

(1) The provision for unsettled claims and IBNR is detailed in Note 30e.

(2) This table covers the amendments established by Susep Circular No. 462, of 03/01/2013, also for comparison purposes.

d)	Deferred selling expenses

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2013	2,231
Increase	81
Amortization	(51)
Balance at 06/30/2013	2,261
Balance to be amortized in up to 12 months	1,038
Balance to be amortized after 12 months	1,223

Balance at 01/01/2012	2,064
Increase	207
Amortization	(40)
Balance at 12/31/2012	2,231
Balance to be amortized in up to 12 months	1,412
Balance to be amortized after 12 months	819
The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

The reserve for unsettled claims is comprised as follows, at June 30, 2013:

I – Gross of reinsurance

Reserve for unsettled claims and for claims incurred but not reported (*)	2,938
(-) DPVAT operations	130
(-) IBNER ((claims incurred but not sufficiently reported)	263
(-) Retrocession and other estimates	31
Liability claims presented in the development table (Ia + Ib)	2,514

(*) Provision for unsettled claims stated in Note 30c III.

Ia - Administratives claims - gross of reinsurance
Occurrence date	6/30/2009	6/30/2010	6/30/2011	6/30/2012	6/30/2013	Total
At the end of reporting period	1,546	1,711	1,815	1,677	2,305	-
After 1 year	1,560	1,674	1,856	1,665	-	-
After 2 years	1,526	1,626	1,845	-	-	-
After 3 years	1,593	1,704	-	-	-	-
After 4 years	1,592	-	-	-	-	-

Current estimate	1,592	1,704	1,845	1,665	2,305	9,111
Accumulated payments through base date	1,546	1,561	1,649	1,364	1,160	7,280
Liabilities recognized in the balance sheet	46	143	196	301	1,145	1,831
Liabilities in relation to years prior to 2008						165
Total administratives claims included in balance sheet						1,996

Ib - Judicial claims - gross of reinsurance
Occurrence date	6/30/2009	6/30/2010	6/30/2011	6/30/2012	6/30/2013	Total
At the end of reporting period	98	40	27	63	37
After 1 year	109	51	48	64	-
After 2 years	110	87	54	-	-
After 3 years	123	92	-	-	-
After 4 years	125	-	-	-	-

Current estimate	125	92	54	64	37	372
Accumulated payments through base date	84	38	20	35	25	202
Liabilities recognized in the balance sheet	41	54	34	29	12	170
Liabilities in relation to years prior to 2008						348
Total judicial claims included in balance sheet						518

II - Net of reinsurance

Reserve for unsettled claims and for claims incurred but not reported (1)	2,938
(-) DPVAT operations	130
(-) IBNER	263
(-) Reinsurance (2)	1,690
(-) Retrocession and other estimates	31
Liability claims presented in the development table (IIa + IIb)	824

(1) Provision refers to provision for unsettled claims stated in Note 30c III.

(2) Reinsurance operations stated in Note 30l III.

IIa - Administratives claims - net of reinsurance
Occurrence date	6/30/2009	6/30/2010	6/30/2011	6/30/2012	6/30/2013	Total
At the end of reporting period	1,088	1,068	1,184	1,219	1,423
After 1 year	1,099	1,065	1,206	1,225	-
After 2 years	1,094	1,062	1,203	-	-
After 3 years	1,095	1,061	-	-	-
After 4 years	1,095	-	-	-	-

Current estimate	1,095	1,061	1,203	1,225	1,423	6,007
Accumulated payments through base date	1,082	1,044	1,157	1,171	1,054	5,508
Liabilities recognized in the balance sheet	13	17	46	54	369	499
Liabilities in relation to years prior to 2008						19
Total administratives claims included in balance sheet					518

IIb - Judicial claims - net of reinsurance
Occurrence date	6/30/2009	6/30/2010	6/30/2011	6/30/2012	6/30/2013	Total
At the end of reporting period	87	38	26	58	37
After 1 year	97	48	47	59	-
After 2 years	98	61	51	-	-
After 3 years	107	64	-	-	-
After 4 years	109	-	-	-	-

Current estimate	109	64	51	59	37	320
Accumulated payments through base date	79	38	21	34	25	197
Liabilities recognized in the balance sheet	30	26	30	25	12	123
Liabilities in relation to years prior to 2008						183
Total judicial claims included in balance sheet						306

Variations observed in the estimates of losses occurred in 2010 result mainly from atypical events, with gross amounts frequently higher than the average previously observed. However, as the percentages for reinsurance are high, the net analysis is not affected by this factor. In addition, in view of the high volatility inherent in the analysis of reinsurance gross data, particularly in all risks operations, the analysis of amounts net of reinsurance is recommended.

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Additionally, it is important to emphasize that ITAU UNIBANCO HOLDING recognizes a provision for claims incurred by not enough reported (IBNER) with the purpose of covering the expected adjustment amount for claims (not on an individual basis) at the moment of recognizing the Provision for Unsettled Claims, particularly in lawsuits, in which the development of claims is very slow.

f)	Liability adequacy test

As established in IFRS 4 – “Insurance contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of projected cash flow. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability adequacy test did not show any deficiency in this period.

The assumptions used in the test were as follows:

a)	The risk grouping criteria are Insurance plans consider groups subject to similar risks jointly managed as a single portfolio.

b)	The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the guarantee assets portfolio.

c)	The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as chain-ladder triangle of quarterly frequency.

d)	Cancellations, partial redemptions, future contributions, conversions into annuity income and administrative expenses are periodically reviewed pursuant to the best practices and analysis of the experience in the subsidiaries. Accordingly, they represent the current best estimates for projections.

e)	Mortality: biometric tables broken down by gender, adjusted according to life expectancy development (improvement).

g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING benchmarks and the experience of the actuaries.

Sensitivity analysis were carried out with the amounts of current estimates based on the variations of the main actuarial assumptions. The results of LAT (Liability Adequacy Test) sensitivity analysis were as follows:

	6/30/2013		12/31/2012
	Impact on the result of LAT		Impact on the result of LAT
Sensitivity analysis	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance

5% increase in mortality rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in mortality rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

0.1% increase in risk-free interest rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
0.1% decrease in risk-free interest rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

5% increase in conversion in income rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in conversion in income rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

5% increase in claims	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in claims	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long-term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

Large risks products are distributed by brokers. In the case of the extended warranty product, this is marketed by the retail company that sells the product to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention is adopted, in accordance with certain lines shown below:

	01/04 to 06/30/2013			01/04 to 06/30/2012			01/01 to 06/30/2013			01/01 to 06/30/2012
	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention
	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)
Property and casualty
Extended warranty	345	345	100	315	315	100	676	676	100.0	658	658	100.0
Credit life	177	176	99	87	87	100	329	324	98.5	195	195	100.0
Mandatory personal injury caused by motor vehicle (DPVAT)	76	76	100	103	103	100	248	248	100.0	227	227	100.0

Individuals
Group life	360	355	99	313	305	97	709	696	98.2	641	619	96.6
Group accident insurance	174	174	100	158	157	99	337	336	99.7	318	317	99.7
Individual accident	43	43	100	32	32	100	75	74	98.7	58	58	100.0

Large risks
Specified and operational risks	115	32	28	111	32	29	225	63	28.0	182	53	29.1
Petroleum risks	93	10	11	176	22	13	173	21	12.1	239	33	13.8
Engineering	21	2	10	12	-	-	59	9	15.3	48	5	10.4

i)	Underwriting risk management structure

•	Centralized control over underwriting risk

The risk control of the insurance company is centralized by the independent executive area responsible for risk control, while the management of risk is the responsibility of the business units exposed to underwriting risk and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Decentralized management of underwriting risk

The underwriting risk management is the responsibility of the business area coordinated by the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries with the participation of the institutional actuarial area and product units and managers. These units, in their daily operations, accept risks based on the profitability of their businesses.

j)	Duties and responsibilities

I.	Independent executive area responsible for risk control

This area has the following attributes:

•	Validation and control of underwriting risk models.
•	Control and evaluation of changes in the policies of insurance and private pension.
•	Monitoring the performance of the insurance and private pension portfolios.
•	Construction of underwriting risk models.
•	Risk assessment of insurance and private pension products when created and on an ongoing basis.
•	Establishment and publication of the underwriting risk management structure.
•	Adoption of remuneration policies that discourage behavior incompatible with a risk level considered prudent in the policies and long-term strategies established by ITAÚ UNIBANCO HOLDING.

II.	Executive area responsible for operational and efficiency risk

•	Devise methods for identifying, assessing, monitoring, controlling and mitigating operational risk.
•	Report, on a regular basis, operational risk events to the independent executive area responsible for risk control.
•	Respond to requests from the Central Bank of Brazil, and other Brazilian regulatory authorities related to operational risk management, as well as monitor the adherence of business units and control areas of ITAÚ UNIBANCO HOLDING under the coordination of the legal compliance area to the regulation of the legal oversight authorities.

III.	Business units exposed to underwriting risk

•	Set out and/or adjust products to the requirements of the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Respond to requests of the independent executive area responsible for risk control, preparing or providing databases and information for preparation of managerial reports or specific studies, when available.
•	Guarantee the quality of the information used in probability of loss models and claim losses.
•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the insurance company.

IV.	Reinsurance area

•	Formulate policies on access to reinsurance markets, regulating the underwriting operations aligned with the underwriting credit rating by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Submit managerial reports to the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Guarantee the update, reach, scope, accuracy and timeliness of information on reinsurance.

V.	Risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries

•	Formulate underwriting policies and procedures that address the entire underwriting cycle.
•	Develop strategic indicators, informing about possible gaps to higher levels.
•	Submit managerial reports to the independent executive area responsible for risk control.
•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.
•	Monitor the risks incurred by business units exposed to underwriting risk.
•	Report with quality and speed the required information under its responsibility to the Brazilian regulatory authorities.

VI.	Actuarial area

•	Construct and improve models of Provisions and Reserves and submit them duly documented to the independent executive area responsible for the risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Submit managerial reports to the independent executive area responsible for risk control.
•	Guarantee the reach, scope, accuracy and timeliness of information related to operations for which the accounting reconciliation was properly carried out.
•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

VII.	Internal controls area

•	Check, on a regular basis, the adequacy of the internal controls system.
•	Conduct periodic reviews of the risk process of Insurance operations to ensure completeness, accuracy and reasonableness.

VIII.	Internal audit

Carry out independent and periodic checks as to the effectiveness of the risk control process of insurance and private pension operations, according to the guidelines of the audit committee.

Insurance and private pension managers work together with the investment manager to ensure that assets backing long-term products, with guaranteed minimum returns are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

A detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. This mapping is carried out in accordance with actuarial assumptions.

The investment manager, having this information, uses Asset Liability Management models to find the best asset portfolio composition that enables the mitigating of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets are periodically balanced based on the fluctuations in market prices of assets, liquidity needs, and changes in characteristics of liabilities.

k)	Market, credit and liquidity risk

Market risk

Market risk is the possibility of incurring losses due to fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share values, of prices indexes and commodity prices, among other indexes on these risk factors.

The market risk limit structure and warnings follow the guidelines of the Board of Directors and is approved by the Superior Risk Committee (CSRisc) after discussions and deliberations of the Superior Institutional Treasury Committee (CSTI). The review of this structure of limits is performed at least annually.

Market risk is analyzed based on the following metrics:

•	Value at Risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence interval (Note 36);
•	Losses in Stress Scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when various risk factors are subject to extreme market situations (based on prospective scenarios) in the portfolio;
•	Sensitivity (DV01- Delta Variation Risk): in relation to insurance operations, impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency;
•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (MtM – Mark to Market).

(R$ milion)
	6/30/2013		12/31/2012
	Account		Account
Class	balance	DV01	balance	DV01

Government securities
NTN-C	3,788	(3.54)	3,254	(3.53)
NTN-B	1,379	(1.69)	1,821	(2.20)
NTN-F	7	-	7	-
LTN	-	-	168	(0.00)

DI Future	-	-	1	-

Private securities
Indexed to IGPM	2	(0.00)	26	(0.00)
Indexed to IPCA	318	(0.25)	289	(0.22)
Indexed to PRE	130	(0.00)	67	(0.01)

Shares	566	5.66	523	5.23

Floating assets	5,933	-	5,660	-

Under agreements to resell	5,580	-	4,574	-

Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed continuously based on the monitoring of payment flows related to its liabilities vis-à-vis the inflows generated by its operations and financial assets portfolio. Additionally, according to the principles of prudence and conservative accounting, ITAÚ UNIBANCO HOLDING has funds invested in short-term assets, available on demand, to cover its regular needs and any liquidity contingencies.

Liabilities	6/30/2013		12/31/2012		Assets	6/30/2013		12/31/2012
Insurance operations	Amount	DU (*)	Amount	DU (*)	Backing asset	Amount	DU (*)	Amount	DU (*)
Unearned premiums (1)	1,916	17.8	1,746	17.3	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,916	3.2	1,746	7.0
IBNR, PDR e PSL (2)	1,562	17.0	1,409	17.6	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,562	7.0	1,409	7.0
Other provisions	336	135.8	253	182.1	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	336	20.7	253	7.0
Subtotal	3,814		3,408		Subtotal	3,814		3,408
Pension plan, VGBL and individual life operations
Related expenses	41	106.1	40	126.2	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	41	125.8	40	134.8
Unearned premiums (1)	10		8		LFT, repurchase agreements, NTN-B, CDB and debentures	10	2.4	8	7.0
Unsettled claims	74		90		LFT, repurchase agreements, NTN-B, CDB and debentures	74	2.4	90	7.0
IBNR	13		13		LFT, repurchase agreements, NTN-B, CDB and debentures	13	2.4	13	7.0
Redemptions and Other Unsettled Amounts	75		71		LFT, repurchase agreements, NTN-B, CDB and debentures	75	2.6	71	6.9
Mathematical reserve for benefits granted	1,102	106.3	1,066	126.5	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	1,102	129.7	1,066	135.7
Mathematical reserve for benefits to be granted – PGBL/ VGBL	79,006	97.9	75,055	132.8	LFT, repurchase agreements, LTN, LTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	79,006	17.7	75,055	26.9
Mathematical reserve for benefits to be granted – traditional	3,685	135.6	3,630	179.4	LFT, Repurchase Agreements, NTN-B, NTN-C, Debentures	3,685	99.6	3,630	136.3
Other provisions	767	135.9	914	179.4	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	767	99.1	914	136.3
Financial surplus	496	135.7	515	179.4	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	496	99.3	515	136.3
Subtotal	85,270		81,403		Subtotal	85,270		81,403
Total technical reserves	89,084		84,811		Total backing assets	89,084		84,811

(*) DU – Duration in months

(1) Net amount of Credit Right.

(2) Net of escrow deposits and reserves retained IRB.

(3) Excluding PGBL / VGBL reserves allocated in variable income.

Credit Risk

For reinsurance operations, the internal policy prohibits excess concentration in only one reinsurer. In compliance with CNSP Resolution No. 225/2010, the insurance company will contract with local reinsurance companies at least 40% of each reinsurance assignment in automatic or facultative contracts. At present the reinsurer with the largest share of our operations represents less than 39% of total. In addition, ITAÚ UNIBANCO HOLDING follows the SUSEP rules about reinsurers with which it operates, mainly with respect to “solvency rating, issued by a rating agency”, with the following minimum levels:

Rating agency	Minimum required level
Standard & Poor's	BBB
Fitch	BBB
Moody´s	Baa2
AM Best	B++

l)	Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

With the approval of the Supplementary Law No. 126 of January 15, 2007, the reinsurance market was opened with the creation of three categories of companies authorized to operate in Brazil: local, admitted and occasional (the last two being respectively reinsurance companies with or without representative office in Brazil). The transition to the new market was made progressively, maintaining the right of local reinsurance companies at 60% of premiums ceded by insurance companies until January 2010; after this period, this percentage may be reduced to 40%. From March 31, 2011, this percentage of 40% shall be obligatorily ceded to local reinsurance companies.

Reinsurance assets

Reinsurance assets represent the estimated amounts recoverable from reinsurers in connection with losses incurred. Such assets are evaluated based on risk assignment contracts, and for cases of losses effectively paid, they are reassessed after 365 days as to the possibility of impairment; in case of doubts, such assets are reduced by recognizing an allowance for losses on reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policyholders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Opening balance	234	214	384	313
Issued contracts	-	-	599	1,106
Recoverable claims	78	26	-	-
Prepayments / payments to reinsurer	20	(7)	(404)	(1,043)
Monetary adjustment and interest of claims	-	-	3	8
Other increase / reversal	(5)	1	-	-
Closing balance	327	234	582	384

II – Balances of technical reserves with reinsurance assets

	6/30/2013	12/31/2012
Reinsurance claims	2,010	2,098
Reinsurance premiums	794	700
Reinsurance commission	(49)	(45)
Closing balance	2,755	2,753

III – Changes in balances of technical reserves for reinsurance claims

	6/30/2013	12/31/2012
Opening balance	2,098	1,394
Reported claims	195	1,313
Paid claims	(295)	(598)
Other increase/reversal	1	(11)
Monetary adjustment and interest of claims	11	-
Closing balance (*)	2,010	2,098

(*) Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

IV – Changes in balances of technical reserves for reinsurance premiums

	6/30/2013	12/31/2012
Opening balance	700	535
Receipts	564	1,049
Payments	(470)	(884)
Closing balance	794	700

V – Changes in balances of technical reserves for reinsurance commission

	6/30/2013	12/31/2012
Opening balance	(45)	(58)
Receipts	(32)	(64)
Payments	28	77
Closing balance	(49)	(45)

m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law No. 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law No. 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, private pension, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law No. 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have private pension plans and the open-ended private pension companies.

n)	Capital requirements for insurance activity

CNSP – Conselho Nacional de Seguros Privados (National Council for Private Insurance) published on February 18, 2013 rules N° 280 (revoked Resolution N° 411 of December 22, 2010), N° 282 (revoked Resolution N° 227 of December 06, 2010), N° 283 and N° 284. These rules establish general guidelines for the operation of insurance companies and capital requirements for underwriting and operational risk. In January 2011, CNSP Resolution No. 228 of December 6, 2010 provided criteria for additional credit risk capital requirements for insurance companies.

Note 31 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	6/30/2013		12/31/2012
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	80,355	80,355	77,668	77,668
Interbank deposits	21,972	21,979	23,826	23,853
Securities purchased under agreements to resell	164,081	164,081	162,737	162,737
Financial assets held for trading (*)	131,879	131,879	145,516	145,516
Financial assets designated at fair value through profit or loss (*)	350	350	220	220
Derivatives (*)	13,009	13,009	11,597	11,597
Available-for-sale financial assets (*)	93,425	93,425	90,869	90,869
Held-to-maturity financial assets	3,563	4,267	3,202	4,517
Loan operations and lease operations	355,677	357,214	341,271	343,375
Other financial assets	46,721	46,721	44,492	44,492
Financial liabilities
Deposits	245,031	244,891	243,200	243,127
Securities sold under repurchase agreements	260,450	260,450	267,405	267,405
Financial liabilities held for trading (*)	481	481	642	642
Derivatives (*)	11,503	11,503	11,069	11,069
Interbank market debt	104,435	104,105	97,073	96,858
Institutional market debt	72,284	72,626	72,028	71,036
Liabilities for capitalization plans	2,925	2,925	2,892	2,892
Other financial liabilities	51,203	51,203	50,255	50,255

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and guarantees provided, which amount to R$ 65,900 (R$ 60,310 at 12/31/2012) with an estimated fair value of R$ 729 (R$ 728 at 12/31/2012).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from ANBIMA, the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&FBOVESPA, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit Risk: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – The fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to ITAÚ UNIBANCO HOLDING current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets/liabilities without significant associated market, credit and liquidity risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Financial assets for trading, Available for sale, and Designated at fair value through profit or loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures and some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities (mainly NTN-I, NTN-A1, NTN-A3, CRI, TDA and CCI falling due after 2025, CVS and promissory notes) and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

Distribution by level

The following table presents the breakdown of risk levels at 06/30/2013 and 12/31/2012 for financial assets held for trading and available-for-sale financial assets.

	6/30/2013				12/31/2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	101,011	30,848	20	131,879	118,548	26,948	20	145,516
Investment funds	-	1,231	-	1,231	-	1,468	-	1,468
Brazilian government securities	92,368	2,212	-	94,580	111,045	161	-	111,206
Brazilian external debt bonds	1,124	-	-	1,124	1,286	-	-	1,286
Government securities – other countries	888	396	-	1,284	710	162	-	872
Argentina	137	-	-	137	106	-	-	106
United States	340	-	-	340	345	-	-	345
Mexico	312	-	-	312	225	-	-	225
Chile	-	101	-	101	-	108	-	108
Uruguay	-	45	-	45	-	33	-	33
Colombia	-	166	-	166	34	-	-	34
Belgium	65	-	-	65	-	-	-	-
Turkey	33	-	-	33	-	-	-	-
Paraguay	-	84	-	84	-	-	-	-
Peru	1	-	-	1	-	21	-	21
Corporate securities	6,631	27,009	20	33,660	5,507	25,157	20	30,684
Shares	3,161	-	-	3,161	2,815	-	-	2,815
Securitized real estate loans	-	20	-	20	-	21	-	21
Bank deposit certificates	-	3,125	-	3,125	-	2,933	-	2,933
Debentures	3,470	2,041	-	5,511	2,692	1,944	-	4,636
Eurobonds and others	-	1,691	-	1,691	-	1,612	-	1,612
Promissory notes	-	-	20	20	-	-	20	20
Financial credit bills	-	19,963	-	19,963	-	18,441	-	18,441
Other	-	169	-	169	-	206	-	206
Available-for-sale financial assets	50,932	40,252	2,241	93,425	48,351	40,029	2,489	90,869
Investment funds	-	226	-	226	-	255	-	255
Brazilian government securities	27,138	500	278	27,916	25,131	25	306	25,462
Brazilian external debt bonds	17,964	-	-	17,964	18,065	-	-	18,065
Government securities – other countries	729	6,425	53	7,207	602	6,535	-	7,137
United States	443	-	-	443	375	-	-	375
Denmark	-	3,254	-	3,254	-	2,554	-	2,554
Korea	-	1,319	-	1,319	-	1,662	-	1,662
Chile	-	1,016	53	1,069	-	1,534	-	1,534
Paraguay	-	531	-	531	-	491	-	491
Uruguay	-	305	-	305	-	294	-	294
Belgium	114	-	-	114	71	-	-	71
France	80	-	-	80	57	-	-	57
United Kingdom	-	-	-	-	83	-	-	83
Netherlands	57	-	-	57	-	-	-	-
Germany	29	-	-	29	-	-	-	-
Other	6	-	-	6	16	-	-	16
Corporate securities	5,101	33,101	1,910	40,112	4,553	33,214	2,183	39,950
Shares	3,110	311	-	3,421	2,258	1,554	-	3,812
Securitized real estate loans	-	7,427	634	8,061	-	7,200	1,368	8,568
Bank deposit certificates	-	413	-	413	-	391	-	391
Debentures	1,973	11,487	-	13,460	2,280	11,684	-	13,964
Eurobonds and others	18	4,721	77	4,816	15	5,576	5	5,596
Promissory notes	-	-	1,169	1,169	-	-	777	777
Rural Product Note	-	704	-	704	-	778	-	778
Financial credit bills	-	7,557	-	7,557	-	5,720	-	5,720
Other	-	481	30	511	-	311	33	344
Financial assets designated at fair value through profit or loss	-	350	-	350	-	220	-	220
Brazilian government securities	-	350	-	350	-	220	-	220
Financial liabilities designated at fair value	-	481	-	481	-	642	-	642
Structured notes	-	481	-	481	-	642	-	642

The following table presents the breakdown of risk levels at 06/30/2013 and 12/31/2012 for our derivative assets and liabilities.

	6/30/2013				12/31/2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	-	12,836	173	13,009	-	11,284	313	11,597
Options	-	1,904	17	1,921	-	1,759	147	1,906
Forwards	-	4,818	-	4,818	-	3,528	2	3,530
Swap – differential receivable	-	4,249	-	4,249	-	3,661	25	3,686
Check of swap	-	73	-	73	-	35	-	35
Credit derivatives	-	795	-	795	-	728	-	728
Forwards	-	438	-	438	-	379	-	379
Other derivatives	-	559	156	715	-	1,194	139	1,333
Derivatives - liabilities	(159)	(11,329)	(15)	(11,503)	(23)	(10,877)	(169)	(11,069)
Options	-	(1,947)	(15)	(1,962)	-	(2,132)	(149)	(2,281)
Forwards	-	(3,416)	-	(3,416)	-	(2,291)	(2)	(2,293)
Swap – differential payable	-	(4,820)	-	(4,820)	-	(5,053)	(15)	(5,068)
Swap with USD check	-	(109)	-	(109)	-	(42)	-	(42)
Credit derivatives	-	(172)	-	(172)	-	(90)	-	(90)
Forwards	-	(437)	-	(437)	-	(343)	(3)	(346)
Futures	(159)	-	-	(159)	(23)	-	-	(23)
Other derivatives	-	(428)	-	(428)	-	(926)	-	(926)

There were no significant transfers between Level 1 and Level 2 during the periods ended 06/30/2013 and 12/31/2012. Transfers into and out of Level 3 are displayed on changes of Level 3.

Measurement of fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 71,450 million in financial instruments classified as Level 2, at June 30, 2013, pricing service or brokers were used to evaluate securities at the fair value of R$ 20,699 million, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of Itaú Unibanco provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base.

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. Some cases in which the inputs terms are shorter than the maturity of the derivative.

Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 mainly correspond to other derivatives – credit default swaps linked to shares.

	Fair value at 12/31/2012	Total gains or losses (realized / unrealized)	Purchases and issues	Settlements	Transfers in and / or out of Level 3	Fair value at 06/30/2013	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	20	-	30	(30)	-	20	-
Corporate securities - promissory notes	20	-	30	(30)	-	20	-
Available-for-sale financial assets	2,489	(725)	1,891	(1,414)	-	2,241	(140)
Brazilian government securities	306	(28)	-	-	-	278	(1)
Government securities – abroad - Chile	-	4	66	(17)	-	53	-
Corporate securities	2,183	(701)	1,825	(1,397)	-	1,910	(139)
Securitized real estate loans	1,368	(713)	393	(414)	-	634	(133)
Promissory notes	777	9	1,358	(975)	-	1,169	-
Eurobonds and others	5	6	74	(8)	-	77	(3)
Outros	33	(3)	-	-	-	30	(3)

	Fair value at 12/31/2012	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 06/30/2013	Total gains (losses) related to assets and liabilities still held at reporting date
Derivatives - assets	313	(36)	76	(154)	(26)	173	22
Options	147	2	16	(148)	-	17	1
Swap – differential receivable	25	-	4	(3)	(26)	-	-
Forwards	2	-	-	(2)	-	-	-
Other derivatives	139	(38)	56	(1)	-	156	21
Derivatives - liabilities	(169)	2	(15)	152	15	(15)	(1)
Options	(149)	2	(14)	146	-	(15)	(1)
Forwards	(2)	-	-	2	-	-	-
Swap – differential payable	(15)	-	-	-	15	-	-
Forwards	(3)	-	(1)	4	-	-	-

	Fair value at 12/31/2011	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2012	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	290	(238)	71	(103)	-	20	-
Corporate securities - promissory notes	290	(238)	71	(103)	-	20	-
Available-for-sale financial assets	1,596	234	3,028	(2,369)	-	2,489	638
Brazilian government securities	259	75	364	(392)	-	306	17
Corporate securities	1,337	159	2,664	(1,977)	-	2,183	621
Securitized real estate loans	691	123	684	(130)	-	1,368	623
Promissory notes	646	37	1,941	(1,847)	-	777	-
Eurobonds and others	-	(3)	8	-	-	5	(3)
Other	-	2	31	-	-	33	1

	Fair value at 12/31/2011	Total gains or losses (realized / unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2012	Total gains (losses) related to assets and liabilities still held at reporting date
Derivatives - Assets	905	20	243	(855)	-	313	12
Options	688	25	218	(784)	-	147	17
Swap – differential receivable	18	(6)	13	-	-	25	4
Forwards	3	-	6	(7)	-	2	1
Forwards	1	-	-	(1)	-	-	-
Other derivatives	195	1	6	(63)	-	139	(10)
Derivatives - Liabilities	(700)	19	(238)	750	-	(169)	(30)
Options	(676)	21	(228)	734	-	(149)	(17)
Forwards	(7)	-	(7)	12	-	(2)	1
Swap – differential payable	(16)	(2)	-	3	-	(15)	(14)
Forward	(1)	-	(3)	1	-	(3)	-

Derivatives: in 2013 ITAÚ UNIBANCO HOLDING transferred R$ 11 in swaps from the Level 3 out of Level 2, in view of the availability of inputs verified for these derivatives.

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 is measured through assessment techniques comprising assumptions not evidenced by current transaction prices in active markets.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are interest rates, underlying asset prices and volatility. Significant increases (decreases) in any of these inputs separately may give rise to significant decreases (increases) in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios mixing shocks in prices with shocks in volatility for non-linear assets (volatility arising from lack of alignment between the derivative and underlying asset prices):

Sensitivity – Level 3 Operations		6/30/2013
		Impact
Risk factor groups	Scenarios	Result	Stockholders' equity
Interest rates	I	(0.0)	(1.0)
	II	(1.0)	(25.0)
	III	(1.9)	(49.1)
Currency, commodities, and ratios	I	-	-
	II	-	-
Nonlinear	I	(0.9)	-
	II	(1.1)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, commodities and ratios

Shocks at 5 and 10 basis points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Combined shocks at 5 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Combined shocks at 10 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Note 32 – Provisions, contingencies and other commitments

Provision	6/30/2013	12/31/2012
Civil	3,907	3,732
Labor	4,966	4,852
Tax and social security	10,437	10,433
Other	209	192
Total	19,519	19,209
Current	1,903	4,116
Non-current	17,616	15,093

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is subject to contingencies that may be classified as follows:

a) Contingent assets: there are no contingent assets recorded.

b) Provisions and contingencies: the criteria to quantify contingencies are appropriate to the specific characteristics of civil, labor and tax litigation, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies generally arise from revision of contracts and compensation for damages and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over alleged understated inflation adjustments to savings accounts in connection with economic plans implemented by the Brazilian government.

The case law at the Federal Supreme Court (STF) is favorable to banks in relation to economic phenomena similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice (STJ) has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recognized in the financial statements in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 1,818 (R$ 1,637 at 06/30/2012); these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interests in joint ventures.

-	Labor claims:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly based on the statistical share pricing model plus the average cost of legal fees. These are adjusted for the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are claimed.

There are no off-balance sheet contingencies relating to labor claims.

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposits:

	01/01 to 06/30/2013
	Civil	Labor	Other	Total
Opening balance	3,732	4,852	192	8,776
Effect of change in consolidation criteria (Note 2.4a I)	13	14	-	27
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(118)	(948)	-	(1,066)
Subtotal	3,627	3,918	192	7,737
Interest (Note 26)	116	101	-	217
Changes in the period reflected in results (Note 26)	800	714	17	1,531
Increase (*)	1,099	804	18	1,921
Reversal	(299)	(90)	(1)	(390)
Payment	(784)	(612)	-	(1,396)
Subtotal	3,759	4,121	209	8,089
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	148	845	-	993
Closing balance	3,907	4,966	209	9,082
Escrow deposits at 06/30/2013 (Note 20a)	2,123	2,345	-	4,468

(*) Civil provisions include the provision for economic plans amounting to R$ 131.

	01/01 to 06/30/2012
	Civil	Labor	Other	Total
Opening balance	3,166	4,014	165	7,345
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(137)	(930)	-	(1,067)
Subtotal	3,029	3,084	165	6,278
Interest (Note 26)	76	58	-	134
Changes in the period reflected in results (Note 26)	869	533	9	1,411
Increase (*)	1,073	557	10	1,640
Reversal	(204)	(24)	(1)	(229)
Payment	(738)	(394)	-	(1,132)
Subtotal	3,236	3,281	174	6,691
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	129	904	-	1,033
Closing balance	3,365	4,185	174	7,724
Escrow deposits at 06/30/2012	2,069	2,470	-	4,539

(*) Civil provisions include the provision for economic plans amounting to R$ 141.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is recorded as a provision when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, a provision is set up whenever the loss is considered probable.

The table below shows the changes in the balances of provisions and respective escrow deposits for tax and social security lawsuits:

Provision	01/01 to 06/30/2013	01/01 to 06/30/2012
Opening balance	10,433	8,645
Effect of change in consolidation criteria (Note 2.4a I)	9	-
(-) Contingencies guaranteed by indemnity clause	(61)	(57)
Subtotal	10,381	8,588
Interest (1)	220	466
Changes in the period reflected in results	207	173
Increase (1)	419	324
Reversal (1)	(212)	(151)
Payment	(428)	(53)
Subtotal	10,380	9,174
(+) Contingencies guaranteed by indemnity clause	57	59
Closing balance (2)	10,437	9,233

 (1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

(2) Includes amounts arising from investments in joint ventures of R$ 11.

Escrow deposits	6/30/2013	6/30/2012
Opening balance	4,557	5,178
Effect of change in consolidation criteria (Note 2.4a I)	8	-
Appropriation of interest	114	214
Changes in the period	788	177
Deposits made	1,401	207
Withdrawals	(10)	(29)
Deposits released	(603)	(1)
Closing balance (Note 20a)	5,467	5,569
Reclassification of assets pledged as collateral for contingencies (Note 32d)	1	(895)
Closing balance after reclassification	5,468	4,674

The main discussions related to “Provisions” for tax are described as follows:

•	PIS and COFINS – Calculation basis – R$ 3,123: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 1,692.

•	CSLL – Isonomy – R$ 2,233: as the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9%. The corresponding escrow deposit balance totals R$ 609.

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 525: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF N° 213-02 is not applicable since it goes beyond the text of the law. The corresponding escrow deposit balance totals R$ 486.

•	PIS – Principles of anteriority over 90 days and non-retroactivity – R$ 387: we request the rejection of Constitutional Amendments No. 10/96 and N° 17/97 in view of the principles of anteriority and non-retroactivity, seeking authorization to make payment based on Supplementary Law N° 07/70. The corresponding escrow deposit totals R$ 91.

Tax contingencies not recognized in the balance sheet - in the accounting books no amount is recognized in relation to tax and social security lawsuits with possible loss, which total estimated risk is R$ 10,564. The main discussions are as follows:

•	INSS – Non-compensatory amounts – R$ 2,515: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed - R$ 1,528: cases in which the liquidity and the offset of credits are discussed.

•	IRPJ and CSLL - Interest on capital - R$ 1,068: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate applied to stockholders’ equity for the year and prior years.

•	IRPJ and CSLL - Losses and discounts granted on receipt of credits – R$ 472: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	ISS – Banking Institutions – R$ 458: these are banking operations, the revenue from which cannot be interpreted as compensation for service rendered and / or arise from activities not listed in a Supplementary Law.

•	IRPJ and CSLL – Goodwill – Deductibility – R$ 382: deductibility of goodwill on acquisition of portfolio of clients and/or investments with future expected profitability.

•	INSS – Prevention Accident Factor (FAP) – R$ 360: adequacy of SAT Multiplier, in conformity with the number of Occupational Accident Notices.

•	IRPJ and CSLL – Profit made available abroad – R$ 347: discussion of the calculation basis for levy of these taxes on profits earned abroad.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 714 (R$ 790 at 12/31/2012) (Note 20a), basically represented by the guarantee received in the Banco Banerj S.A. privatization process of 1997, whereby the State of Rio de Janeiro created a fund to guarantee the equity recomposition with respect to civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	6/30/2013	6/30/2012
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	1,343	1,452
Escrow deposits (Note 20a)	3,871	4,344

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited adjusted.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

Note 33 – Regulatory capital

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance and SUSEP issue regulations on capital requirements which affect our insurance, private pension and capitalization operations.

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically composed of two tiers:

•	Tier I: In general, certain capital, reserves and retained earnings, less certain intangibles.

•	Tier II: includes, among other items and subject to certain limitations, asset revaluation reserves, general allowance for losses and subordinated debt, and is limited to the amount of Tier I Capital.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11%; (ii) certain risk-weighted factors attributed to certain assets and other exposures; (iii) the requirement that banks allocate a portion of their equity to cover operational risks, ranging from 12% to 18% of the average gross income from financial operations. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement:

•	Based on the consolidation of all financial subsidiaries supervised by the Central Bank, including branches and investments abroad, and

•	Based on full consolidation, considering all companies which are statutorily or operationally controlled by ITAÚ UNIBANCO HOLDING, regardless of whether they are supervised or not by the Central Bank.

Management manages capital with the intention to meet the minimum capital required by the Central Bank of Brazil. During the period ITAÚ UNIBANCO HOLDING complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the composition of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, both on a financial institution consolidation basis and on a full consolidation basis.

	6/30/2013		12/31/2012
	Financial institutions (partial consolidation)	Full consolidation	Financial institutions (partial consolidation)	Full consolidation
Regulatory capital
Tier 1	83,191	75,988	79,711	72,007
Tier 2	39,095	37,571	40,654	37,833
Other deductions required by Central Bank of Brazil	(467)	(467)	(420)	(420)
Total	121,819	113,092	119,945	109,421
Requirement for coverage of risk exposures:
Credit	66,115	63,425	65,964	64,580
Market	3,011	3,014	3,027	3,100
Operational	4,039	4,773	3,807	4,356
Minimum regulatory capital required	73,166	71,212	72,798	72,036
Excess of regulatory capital over minimum regulatory capital required	48,653	41,880	47,148	37,385
Exposure weighted by risk	665,144	647,379	661,797	654,872
Capital to risk-weighted assets ratio - %	18.3	17.5	18.1	16.7

The funds obtained through the issue of subordinated debt securities are considered capital Tier II for purposes of capital to risk-weighted assets ratio, as follows:

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	40	2003	2013	102% of CDI	125
	1,865	2007	2014	100% of CDI + 0.35% to 0.6%	3,450
	33			IGMP + 7.22%	71
	1,000	2008	2014	112% of CDI	1,614
	400	2008	2015	119.8% of CDI	684
	50	2010	2015	113% of CDI	71
	466	2006	2016	100% of CDI + 0.7% (*)	926
	2,665	2010	2016	110% to 114% of CDI	3,797
	123			IPCA + 7.21%	187
	367	2010	2017	IPCA + 7.33%	562
	7,009			Total	11,487

Subordinated financial bills - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	376
	1,874			112% to 112.5% of CDI	1,925
	30			IPCA + 7%	42
	206	2010	2017	IPCA + 6.95% to 7.2%	262
	3,224	2011	2017	108% to 112% of CDI	3,324
	352			IPCA + 6.15% to 7.8%	427
	138			IGPM + 6.55% to 7.6%	171
	3,650			100% of CDI + 1.29% to 1.52%	3,722
	500	2012	2017	100% of CDI + 1.12%	504
	42	2011	2018	IGPM + 7%	49
	30			IPCA + 7.53% to 7.7%	35
	461	2012	2018	IPCA + 4.40% to 6.58%	527
	3,782			100% of CDI + 1.01% to 1.32%	3,844
	6,373			108% to 113% of CDI	6,562
	112			9.95 a 11.95%	123
	2	2011	2019	109 to 109.7% to CDI	2
	12	2012	2019	11.96%	14
	101			IPCA + 4.70% to 6.30%	113
	1			110% of CDI	1
	20	2012	2020	IPCA + 6.00% to 6.17%	23
	1			111% to CDI	1
	6	2011	2021	109.25% to 110.50% of CDI	7
	2,307	2012	2022	IPCA + 5.15% to 5.83%	2,536
	20			IGMP + 4.63%	21
	23,609			Total	24,611

Subordinated euronotes - USD
	990	2010	2020	6.2%	2,215
	1,000	2010	2021	5.8%	2,272
	730	2011	2021	5.75% to 6.2%	1,622
	550	2012	2021	6.2%	1,232
	2,600	2012	2022	5.50% to 5.65%	5,810
	1,851	2012	2023	5.1%	4,130
	7,721			Total	17,281

Total					53,379

(*) Subordinated CDBs may be redeemed from November 2011.

Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

From this quarter on, the way of presenting the segments was changed, so that it is better aligned with the follow-up of the change in results. The nomenclature was changed in order to adjust it to the reality of the current structure, as we now have the following segments: Commercial Bank – Retail, Consumer Credit – Retail, Wholesale Bank and Activities with the Market + Corporation. The results of medium businesses, previously allocated to the former Commercial Bank segment, are now to be reported in the Wholesale Bank, and this was the main change of this presentation.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Commercial Bank - Retail

The result of the Commercial Bank – Retail segment arises from the offer of banking products and services to a diversified client base of individuals and companies. The segment includes retail clients, high net worth clients, Private Bank clients and the companies segment (small and medium businesses).

•	Consumer Credit - Retail

The result of the Consumer Credit – Retail segment arises from financial products and services offered to non-account holders. This segment comprises vehicle financing provided by units other than the branch network, offering of credit cards and offering of credits to the low income population.

•	Wholesale Bank

The result of the Wholesale Bank segment arises from the products and services offered to medium businesses and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and the performance in investment banking.

•	Activities with the Market + Corporation

This segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•	Allocated capital and income tax rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. For the financial statements by segment we adopted the Economic Allocated Capital (EAC) model, which, in addition to allocated capital tier I, considers the allocated capital tier II (subordinated debt) and the effects of the calculation of expected credit losses, additional to that required by the Central Bank of Brazil CMN Circular N° 2,682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk.

Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Commercial Bank – Retail, Consumer Credit – Retail, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

•	Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

From the first quarter of 2013 on, some changes were made in the consolidation criteria for managerial results presented in order to better reflect the way Management monitors the bank’s figures. These adjustments change the order of presentation of the lines only and, therefore, do not affect the net income disclosed. Through these reclassifications, ITAÚ UNIBANCO HOLDING seeks to align the way it presents its results and enables a better comparison and understanding of the bank’s performance assessment.

We describe below the main reclassifications between the accounting and managerial results:

Managerial financial margin: The managerial financial margin considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

Insurance: Insurance business revenues and expenses were concentrated in Income from Insurance, Pension Plan and Capitalization Operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line. Additionally, for better comparison with the new consolidation criteria, 100.0% of the results from partnerships were consolidated (they were previously proportionally consolidated), and expenses for provisions associated to securities and derivatives were reclassified (from Non-interest expenses income to Expenses for allowance for loan losses).

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS.

ITAÚ UNIBANCO HOLDING S.A.
From April 1 to June 30, 2013
(In millions of Reais, except per share information)

Consolidated Statement of Income	Commercial Bank Retail	Consumer Credit Retail	Wholesale Bank	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	11,064	3,729	3,615	758	19,166	(619)	18,547
Net interest (1)	5,844	2,380	2,664	685	11,573	(364)	11,209
Revenue from services	3,122	1,349	874	54	5,399	115	5,514
Income from insurance, private pension and capitalization operations before claim and selling expenses	2,098	-	77	19	2,194	(535)	1,659
Other revenues	-	-	-	-	-	165	165
Losses on loans and claims	(1,973)	(1,186)	(1,020)	16	(4,164)	79	(4,085)
Expenses for allowance for loan and lease losses	(2,356)	(1,466)	(1,106)	16	(4,912)	79	(4,833)
Recovery of credits written off as loss	882	280	101	-	1,262	-	1,262
Expenses for claims / recovery of claims under reinsurance	(499)	-	(15)	-	(514)	-	(514)
Operating margin	9,091	2,543	2,595	774	15,002	(540)	14,462
Other operating income (expenses)	(6,465)	(1,822)	(1,510)	(169)	(9,964)	(479)	(10,443)
Non-interest expenses (2)	(5,846)	(1,555)	(1,289)	(186)	(8,874)	(633)	(9,507)
Tax expenses for ISS, PIS and COFINS and other	(619)	(267)	(221)	17	(1,090)	80	(1,010)
Share of profit or (loss) in associates and jointly controlled entities	-	-	-	-	-	74	74
Net income before income tax and social contribution	2,626	721	1,085	605	5,038	(1,019)	4,019
Income tax and social contribution	(935)	(218)	(311)	72	(1,392)	1,140	(252)
Non-controlling interest in subsidiaries	-	(18)	-	(6)	(24)	5	(19)
Net income	1,691	485	774	671	3,622	126	3,748

(1) Includes interest and similar income and expenses of R$ 10,812, dividend income of R$ 33, net gains (loss) from investment securities and derivatives of R$ (2,647), and results from foreign exchange operations and exchange variation of transactions abroad o f R$ 3,011.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 394 and amortization expenses of R$ 200.

Total assets (1)	748,528	86,590	296,805	127,172	1,057,681	(88,612)	969,069
Total liabilities	728,088	77,555	274,735	101,139	980,104	(89,704)	890,400

(1) Includes:
Investments in associates and jointly controlled entities	-	835	5	1,439	2,279	910	3,189
Fixed assets, net	4,994	353	487	-	5,834	58	5,892
Intangible assets, net	3,089	1,163	606	-	4,858	76	4,934

The Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The management analyses the interest income on net basis.

ITAÚ UNIBANCO HOLDING S.A.

From April 1 to June 30, 2012

(In millions of Reais, except per share information)

Consolidated Statement of Income	Commercial Bank Retail	Consumer Credit Retail	Wholesale Bank	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	12,947	3,607	1,930	1,625	20,098	(857)	19,241
Net interest (1)	8,382	2,146	1,395	1,537	13,470	(632)	12,838
Revenue from services	2,991	1,450	555	88	5,078	(339)	4,739
Income from insurance, private pension and capitalization operations before claim and selling expenses	1,449	7	10	-	1,466	8	1,474
Other revenues	125	4	(30)	-	84	106	190
Losses on loans and claims	(3,887)	(1,356)	(212)	82	(5,373)	(25)	(5,398)
Expenses for allowance for loan and lease losses	(4,235)	(1,545)	(221)	13	(5,988)	(24)	(6,012)
Recovery of credits written off as loss	859	189	9	69	1,126	-	1,126
Expenses for claims / recovery of claims under reinsurance	(511)	-	-	-	(511)	(1)	(512)
Operating margin	9,060	2,251	1,718	1,707	14,725	(882)	13,843
Other operating income (expenses)	(6,808)	(1,904)	(840)	(45)	(9,593)	(876)	(10,469)
Non-interest expenses (2)	(6,245)	(1,660)	(744)	(68)	(8,713)	(760)	(9,473)
Tax expenses for ISS, PIS and COFINS and Other	(640)	(242)	(96)	(72)	(1,050)	22	(1,028)
Share of profit or (loss) in associates and jointly controlled entities	56	-	-	95	151	(119)	32
Other results	21	(2)	-	-	19	(19)	-
Net income before income tax and social contribution	2,252	347	878	1,662	5,132	(1,758)	3,374
Income tax and social contribution	(653)	(46)	(274)	(367)	(1,340)	1,294	(46)
Non-controlling interest in subsidiaries	-	-	-	(214)	(207)	1	(206)
Net income	1,599	301	604	1,081	3,585	(463)	3,122

(1) Includes interest and similar income and expenses of R$ 10,822, dividend income of R$ 137, net gains (loss) from investment securities and derivatives of R$ (662), and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,541.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 358 and amortization of R$ 217.

Total assets - 12/31/2011 (1)	571,315	101,453	191,620	115,171	851,332	(33,196)	818,136
Total liabilities - 12/31/2011	542,701	91,820	181,226	90,325	777,845	(35,045)	742,800

(1) Includes:
Investments in associates and jointly controlled entities	-	-	3	1,681	1,684	860	2,544
Fixed assets, net	4,454	467	366	-	5,287	71	5,358
Intangible assets, net	2,803	668	339	-	3,810	15	3,825

The Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The management analyses the net interest on net basis.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to June 30, 2013

(In millions of reais, except for share information)

Consolidated Statement of Income	Commercial Bank Retail	Consumer Credit Retail	Wholesale Bank	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	21,688	7,358	7,187	1,749	37,983	10	37,993
Interest margin (1)	11,531	4,636	5,332	1,599	23,099	474	23,573
Banking service fees	5,990	2,722	1,707	102	10,521	250	10,771
Income from insurance, private pension, and capitalization operations before claim and selling expenses	4,167	-	148	48	4,363	(1,026)	3,337
Other income	-	-	-	-	-	312	312
Losses on loans and claims	(4,401)	(2,393)	(1,753)	(38)	(8,584)	157	(8,427)
Expenses for allowance for loan and lease losses	(5,037)	(2,897)	(1,880)	(38)	(9,851)	157	(9,694)
Recovery of loans written off as loss	1,687	504	157	-	2,348	-	2,348
Expenses for claims / recovery of claims under reinsurance	(1,051)	-	(30)	-	(1,081)	-	(1,081)
Operating margin	17,287	4,965	5,434	1,711	29,399	167	29,566
Other operating income (expenses)	(12,603)	(3,698)	(2,901)	(330)	(19,533)	(1,204)	(20,737)
Non-interest expenses (2)	(11,389)	(3,170)	(2,478)	(365)	(17,402)	(1,269)	(18,671)
Tax expenses for ISS, PIS and COFINS and Other	(1,214)	(528)	(423)	35	(2,131)	(61)	(2,192)
Share of profit or (loss) in associates and jointly controlled entities	-	-	-	-	-	126	126
Net income before income tax and social contribution	4,684	1,267	2,533	1,381	9,866	(1,037)	8,829
Income tax and social contribution	(1,644)	(335)	(763)	54	(2,688)	1,116	(1,572)
Non-controlling interest in subsidiaries	-	(37)	-	(7)	(44)	17	(27)
Net income	3,040	895	1,771	1,428	7,134	96	7,230

(1) Includes net interest and similar income and expenses of R$ 23,670, dividend income of R$ 97 net gain (loss) from investment securities and derivatives of R$ (3,588), and results from foreign exchange results and exchange variation of transactions abroad of R$ 3,394.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 754 and amortization expenses of R$ 402.

Total assets (1)	748,528	86,590	296,805	127,172	1,057,681	(88,612)	969,069
Total liabilities	728,088	77,555	274,735	101,139	980,104	(89,704)	890,400

(1) Includes:
Investments in associates and jointly controlled entities	-	835	5	1,439	2,279	910	3,189
Fixed assets, net	4,994	353	487	-	5,834	58	5,892
Intangible assets, net	3,089	1,163	606	-	4,858	76	4,934

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

The management reviews the financial margin on a net basis.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to June 30, 2012

(In millions of reais except per share information)

Consolidated Statement of Income	Commercial Bank Retail	Consumer Credit Retail	Wholesale Bank	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	26,106	7,111	3,815	2,927	39,926	151	40,077
Interest margin (1)	17,014	4,245	2,753	2,752	26,776	611	27,387
Banking service fees	5,952	2,855	1,117	174	10,082	(681)	9,401
Income from insurance, private pension, and capitalization operations before claim and selling expenses	2,917	(5)	14	1	2,927	21	2,948
Other income	223	16	(69)	-	141	200	341
Losses on loans and claims	(7,932)	(2,655)	(237)	147	(10,677)	(55)	(10,732)
Expenses for allowance for loan and lease losses	(8,601)	(3,077)	(300)	(42)	(12,020)	(55)	(12,075)
Recovery of loans written off as loss	1,645	422	63	189	2,319	-	2,319
Expenses for claims / recovery of claims under reinsurance	(976)	-	-	-	(976)	-	(976)
Operating margin	18,174	4,456	3,578	3,074	29,249	96	29,345
Other operating income (expenses)	(13,547)	(3,667)	(1,612)	(148)	(18,977)	(1,661)	(20,638)
Non-interest expenses (2)	(12,371)	(3,186)	(1,427)	(156)	(17,143)	(1,250)	(18,393)
Tax expenses for ISS, PIS and COFINS and Other	(1,313)	(471)	(193)	(114)	(2,091)	(146)	(2,237)
Share of profit or (loss) in associates and jointly controlled entities	108	-	3	122	233	(241)	(8)
Other	29	(10)	5	-	24	(24)	-
Net income before income tax and social contribution	4,627	789	1,966	2,926	10,272	(1,565)	8,707
Income tax and social contribution	(1,402)	(131)	(636)	(577)	(2,746)	846	(1,900)
Non-controlling interest in subsidiaries	-	-	-	(433)	(397)	(3)	(400)
Net income	3,225	658	1,330	1,916	7,129	(722)	6,407
(1) Includes net interest and similar income and expenses of R$ 23,788, net income of R$ 201, net gain (loss) from investment securities and derivatives of R$ 388 and foreign exchange results and exchange variation on transactions of abroad R$ 3,010.

(2) Refers to general and administrative expenses including depreciation expenses R$ 669 and amortization R$ 419.

Total assets (1) - 12/31/2011	571,315	101,453	191,620	115,171	851,332	(33,196)	818,136
Total liabilities - 12/31/2011	542,701	91,820	181,226	90,325	777,845	(35,045)	742,800

(1) Includes:
Investments in associates and jointly controlled entities	-	-	3	1,681	1,684	860	2,544
Fixed assets, net	4,454	467	366	-	5,287	71	5,358
Intangible assets, net	2,803	668	339	-	3,810	15	3,825

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

The management reviews the financial margin on a net basis.

Information on income from financial operations by geographical area is as follows:

	04/01 a 06/30/2013		04/01 a 06/30/2012
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (1)	21,019	1,780	22,799	24,055	1,490	25,545
Non-current assets (2)	10,030	796	10,826	8,399	784	9,183

(1) Includes interest and similar income, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results, and exchange variation on transactions.

(2) The amounts of comparativo refer to the 12/31/2012.

	01/01 to 06/30/2013		01/01 to 06/30/2012
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (1)	40,235	3,422	43,657	50,268	3,209	53,477
Non-current assets (2)	10,030	796	10,826	8,399	784	9,183

(1) Includes interest and similar income, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results, and exchange variation on transactions.

(2) The amounts of comparativo refer to the 12/31/2012.

Note 35 – Related parties

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and take into consideration the absence of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A., BSF Holding S.A., Tecnologia Bancária S.A., MCC Securities Inc and MCC Corredora de Bolsa S.A.

The transactions with these related parties are mainly as follows:

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (Liabilities)			Revenue / (Expenses)
	Annual rate	6/30/2013	12/31/2012	04/01 to 06/30/2013	04/01 to 06/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Interbank deposits		-	1,604	-	38	-	83
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	614	-	13	-	28
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (*)		-	-	-	3	-	8
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		-	990	-	22	-	47
Deposits		(1)	(3)	-	-	-	(1)
Duratex S.A.		(1)	(2)	-	-	-	(1)
Porto Seguro S.A.		-	(1)	-	-	-	-
Securities sold under repurchase agreements		(129)	(54)	(5)	(3)	(6)	(6)
Itaúsa Empreendimentos S.A.	100% of SELIC	(41)	-	-	-	-	-
Duratex S.A.	100% of SELIC	(32)	(11)	(4)	(1)	(5)	(1)
Elekeiroz S.A.	100% of SELIC	(23)	-	-	-	-	-
Itautec S.A.	100% of SELIC	(33)	(2)	(1)	-	(1)	-
FIC Promotora de Venda Ltda.		-	(18)	-	-	-	-
Facilita Promotora S.A.		-	(2)	-	-	-	-
Banco Investcred Unibanco S.A.		-	(19)	-	(1)	-	(1)
Maxfácil Participações S.A.		-	-	-	(2)	-	(3)
Other		-	(2)	-	-	-	(1)
Amounts receivable from (payable to) related companies		(137)	(117)	-	-	-	-
Porto Seguro S.A.		-	12	-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	(4)	-	-	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		-	(5)	-	-	-	-
Fundação Itaú Unibanco		(55)	1	-	-	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG		-	(6)	-	-	-	-
Fundação BEMGEPREV		-	(9)	-	-	-	-
UBB Prev Previdência Complementar		-	(25)	-	-	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		(82)	(81)	-	-	-	-
Banking service fees (expenses)		-	-	10	17	20	28
Fundação Itaú Unibanco		-	-	8	6	16	12
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	2	-	3	2
Itaúsa Investimentos S.A.		-	-	-	-	-	1
Olimpia Promoção e Serviços S.A.		-	-	-	(3)	-	(6)
Porto Seguro S.A.		-	-	-	12	-	15
Other		-	-	-	2	1	4
Rental revenues (expenses)		-	-	(11)	(8)	(26)	(19)
Itaúsa Investimentos S.A.		-	-	-	-	(1)	-
Fundação Itaú Unibanco		-	-	(8)	(7)	(20)	(14)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(3)	(1)	(5)	(4)
Paraná Companhia de Seguros		-	-	-	-	-	(1)
Donation expenses		-	-	(15)	(15)	(39)	(36)
Associação Clube "A"		-	-	-	-	(1)	-
Instituto Itaú Cultural		-	-	(15)	(15)	(38)	(35)
Other		-	-	-	-	-	(1)
Data processing expenses		-	-	(61)	(68)	(132)	(141)
Itautec S.A.		-	-	(61)	(68)	(132)	(141)

(*) New company name of FAI - Financeira Americana Itaú S.A. - Crédito, Financiamento e Investimento.

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses - Other, the amount of R$ 1 (R$ 5 from 01/01 to 06/30/2012) due to the use of the common structure.

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

b)	Compensation of the key management personnel

Resolution n° 3,921, of the National Monetary Council, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50%) should be mandatorily paid in shares and be deferred for payment in at least three (3) years.

To comply with the Resolution on compensation, Itaú Unibanco Holding was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to June 30, 2013, the accounting effect of the compensation is recorded in Compensation of Key Management Members in Compensation and Profit Sharing, in compliance with statutory limits.

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	04/01 to 06/30/2013	04/01 to 06/30/2012	01/01 to 06/30/2013	01/01 to 06/30/2012
Compensation	52	64	110	143
Board of directors	3	2	7	3
Executives	49	62	103	140
Profit sharing	57	52	122	80
Board of directors	1	-	6	2
Executives	56	52	116	78
Contributions to pension plans	1	5	2	6
Executives	1	5	2	6
Stock option plan – executives	41	43	85	79
Total	151	164	319	308

Note 36 – Management of financial risks

Credit risk

1.	Credit risk measurement

Credit risk is the possibility of incurring losses in connection with (i) the breach by the borrower or counterpart of the respective agreed-upon financial obligations, (ii) devaluation of loan agreement due to downgrading of the borrower’s risk rating, (iii) reduction in gains or compensation, or (iv) advantages given upon renegotiation or (v) due to recovery costs.

In line with the principles of CMN Resolution N° 3,721, of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure and corporate guidelines on credit risk management, approved by its Board of Directors, applicable to companies and subsidiaries in Brazil and abroad.

ITAÚ UNIBANCO HOLDING manages credit risk aims at creating shareholder value, by means of the analysis of return adjusted to risk, focused on maintaining the quality of the loan portfolio in levels appropriate to each market area in which it operates.

ITAÚ UNIBANCO HOLDING takes into account the probability of default by customer or counterparty (PD), the estimated value of the exposure at default (EAD) and loss given default (LGD), in addition to the concentration on borrowers and its relation among the several economic activity sectors to calculate credit risk. The assessment of these risk components is a part of the credit granting process, the portfolio management and definition of limits.

ITAÚ UNIBANCO has a structured process to keep a diversified portfolio deemed as adequate by the institution. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors and major debtors, enables it to take preventive measures to prevent that defined limits be breached and ensure a properly diversified customer distribution.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment, market share, interest rates, market default indicators, inflation, changes in consumption.

The centralized control area analyzes the impact of creating or changing credit policies or products, in conformity with governance, before its implementation, so as to permit the identification and quantification of uncertainties inherent in each business unit. The process for analyzing the policy and products enables Itaú Unibanco to identify potential risks, so as to make sure that credit decisions make sense from an economic and risk perspective.

The centralized process for approval of credit policies and validation of models of ITAÚ UNIBANCO HOLDING assures the synchrony of credit actions and optimization of business opportunities.

The table below shows the correspondence between risk levels attributed by the group’s internal models (strong, satisfactory, higher risk and impairment) and the probability of default associated with each of these levels.

Internal rating	PD
Strong	Lower than 4.44%
Satisfactory	From 4.44% up to 25.95%
Higher risk	Higher than 25.95%
Impaired	Corporate operations with a PD higher than 31.84%
Operations past due for over 90 days
Renegotiated operations past due for over 60 days

The credit rating in corporate transactions is based on information such as economic and financial condition of the potential borrower, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates, the collateral offered and the use of proceeds. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism subordinated to the Superior Credit Committee.

Regarding retail (individuals, small and middle-market companies), the rating is assigned based on application and behavior score statistical models. Decisions are made based on scoring models that are continuously followed up by an independent structure. Exceptionally, there may also be individualized analysis of specific cases where approval is subject to competent credit approval levels.

Government securities and other debt instruments are classified by ITAÚ UNIBANCO HOLDING according to their credit quality aiming at managing their exposures.

2.	Management risk limits

Centralized control of credit risk is conducted by independent executive area responsible for risk control, segregated from business trading units and internal audit, as required by current regulations.

The centralized management of portfolios is maintained by an independent executive area responsible for Controlling over the credit risk, which uses risk and performance indicators to analyze the credit portfolio on an aggregate basis, by business line, areas, product and other variables deemed relevant.

The decentralized management of portfolios, focused on management, is performed by all credit areas of the business units, which assess the portfolios in detail.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, contractually provided actions can be taken, such as early payment or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

As a way to control the credit risk, ITAÚ UNIBANCO HOLDING has corporate guidelines that establish general rules and responsibilities for the use of guarantees; additionally, each business unit responsible for the credit risk management formalizes the use of such guarantees in its credit policies.

ITAÚ UNIBANCO HOLDING uses guarantees to increase its recovery capacity in transactions involving credit risk. The guarantees used may be personal, collateral, legal structures with mitigation power and offset agreements.

For the guarantees to be considered a risk mitigating instrument, requirements and guidelines of the standards that regulate them, either internal or external ones, must be complied with.

ITAÚ INIBANCO HOLDING ensures that any collateral kept is sufficient, legally valid (effective), enforceable and periodically reassessed.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate credit risk of its portfolios of loans and securities; these instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

The credit limits are continually monitored and changed according to customer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policy on the provision

The policies on the provision adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue by more than 60 days and corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	6/30/2013			12/31/2012
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	6,607	15,365	21,972	9,254	14,572	23,826
Securities purchased under agreements to resell	162,588	1,493	164,081	162,235	502	162,737
Financial assets held for trading	123,205	8,674	131,879	139,699	5,817	145,516
Financial assets designated at fair value through profit or loss	-	350	350	4	216	220
Derivatives	8,233	4,776	13,009	7,615	3,982	11,597
Available-for-sale financial assets	34,518	58,907	93,425	36,214	54,655	90,869
Held-to-maturity financial assets	3,095	468	3,563	2,656	546	3,202
Loan operations and lease operations	262,329	93,348	355,677	259,540	81,731	341,271
Other financial assets	5,209	41,512	46,721	41,284	3,208	44,492
Off balance sheet	286,604	15,829	302,433	274,822	14,653	289,475
Endorsements and sureties	61,798	4,102	65,900	56,470	3,840	60,310
Letters of credit	15,198	-	15,198	14,605	-	14,605
Commitments to be released	209,608	11,727	221,335	203,747	10,813	214,560
Mortgage loans	11,846	-	11,846	13,004	-	13,004
Overdraft accounts	98,977	-	98,977	96,935	-	96,935
Credit cards	86,408	688	87,096	82,478	669	83,147
Other pre-approved limits	12,377	11,039	23,416	11,330	10,144	21,474
Total	892,388	240,722	1,133,110	933,323	179,882	1,113,205

The table above presents the maximum exposure at June 30, 2013 and December 31, 2012, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts, credit card and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading, and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	79.7% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 6.2% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	4.8% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1	Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	06/30/2013%		12/31/2012%
Public sector	3,529	0.9%	877	0.2%
Industry and commerce	108,100	28.5%	107,405	29.3%
Services	80,235	21.1%	77,922	21.2%
Natural resources	19,031	5.0%	16,649	4.5%
Individuals	2,576	0.7%	2,194	0.6%
Other sectors	166,368	43.8%	161,937	44.2%
Total	379,839	100.0%	366,984	100.0%

b)	Other financial assets (*)

	06/30/2013%		12/31/2012%
Natural resources	1,839	0.4%	1,924	0.4%
Public sector	134,141	31.3%	110,012	25.1%
Industry and commerce	10,318	2.4%	7,563	1.7%
Services	94,240	22.0%	129,223	29.5%
Other sectors	1,393	0.3%	2,633	0.6%
Individuals	295	0.1%	49	0.0%
Financial	186,053	43.5%	186,563	42.6%
Total	428,279	100.0%	437,967	100.0%

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

6.	Credit quality of financial assets

6.1 The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	6/30/2013				12/31/2012
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans

Lower risk	261,834	7,079	-	268,913	249,282	5,438	-	254,720
Satisfactory	63,832	9,253	-	73,085	61,075	9,436	-	70,511
Higher risk	12,536	7,190	-	19,726	14,190	8,052	-	22,242
Impaired	-	-	18,115	18,115	-	-	19,511	19,511
Total	338,202	23,522	18,115	379,839	324,547	22,926	19,511	366,984
%	89.0%	6.2%	4.8%	100.0%	88.5%	6.2%	5.3%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	6/30/2013					12/31/2012
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	81,453	49,175	11,832	11,128	153,588	85,616	40,781	12,889	11,593	150,879
Credit cards	24,077	13,266	1,823	2,428	41,594	24,551	11,692	1,992	2,296	40,531
Personal	11,850	21,742	7,565	4,327	45,484	14,402	13,543	7,848	4,862	40,655
Vehicles	26,300	12,800	2,412	4,162	45,674	29,887	14,493	3,016	4,250	51,646
Mortgage loans	19,226	1,367	32	211	20,836	16,776	1,053	33	185	18,047

Corporate	107,998	2,020	-	1,702	111,720	97,655	4,648	1	1,467	103,771

Small and medium businesses	51,502	18,713	7,395	5,123	82,733	47,825	22,129	8,896	6,335	85,185

Foreign loans - Latin America	27,960	3,177	499	162	31,798	23,624	2,953	456	116	27,149
Total	268,913	73,085	19,726	18,115	379,839	254,720	70,511	22,242	19,511	366,984
%	70.8%	19.2%	5.2%	4.8%	100.0%	69.4%	19.2%	6.1%	5.3%	100.0%

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	6/30/2013				12/31/2012
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	107,130	1,905	-	109,035	96,859	4,647	-	101,506

II- Collectively-evaluated

Individuals	77,548	41,804	6,975	126,327	82,227	32,970	7,540	122,737
Credit card	23,874	12,395	1,162	37,431	24,385	11,076	1,352	36,813
Personal	11,722	21,055	5,233	38,010	14,211	12,659	5,439	32,309
Vehicles	24,056	7,655	566	32,277	27,347	8,737	736	36,820
Mortgage loans	17,896	699	14	18,609	16,284	498	13	16,795

Small and medium businesses	50,698	17,313	5,185	73,196	47,163	20,739	6,293	74,195

Foreign loans and Latin America	26,458	2,810	376	29,644	23,033	2,719	357	26,109

Total	261,834	63,832	12,536	338,202	249,282	61,075	14,190	324,547

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	6/30/2013				12/31/2012
	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	10,577	3,877	1,679	16,133	10,732	4,075	1,743	16,550
Credit card	1,066	367	303	1,736	832	308	283	1,423
Personal	1,902	845	400	3,147	2,045	991	449	3,485
Vehicles	5,954	2,411	868	9,233	7,099	2,559	918	10,576
Mortgage loans	1,655	254	108	2,017	756	217	93	1,066

Corporate	788	127	68	983	686	88	23	797

Small and medium businesses	2,849	991	573	4,413	2,912	1,171	572	4,655

Foreign loans - Latin America	1,828	113	52	1,993	794	98	32	924
Total	16,042	5,108	2,372	23,522	15,124	5,432	2,370	22,926

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

	6/30/2013
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	186,053	117,878	350	5,648	61,865	3,541	375,335
Satisfactory	-	7,045	-	6,521	30,340	22	43,928
Higher risk	-	6,956	-	840	1,220	-	9,016
Total	186,053	131,879	350	13,009	93,425	3,563	428,279
%	43.5%	30.8%	0.1%	3.0%	21.8%	0.8%	100.0%

	12/31/2012
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	186,563	98,147	220	4,458	22,808	3,084	315,280
Satisfactory	-	47,369	-	7,122	68,037	118	122,646
Higher Risk	-	-	-	17	24	-	41
Total	186,563	145,516	220	11,597	90,869	3,202	437,967
%	42.7%	33.2%	0.1%	2.6%	20.7%	0.7%	100.0%

6.1.3 Collateral held for loan and lease operations portfolio

	6/30/2013				12/31/2012
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	61,075	139,724	4,892	4,139	60,635	140,466	8,021	6,933
Personal	361	1,018	14	9	329	946	17	12
Vehicles	40,092	74,388	4,591	3,957	42,610	73,709	7,809	6,813
Mortgage loans	20,622	64,318	287	173	17,695	65,812	196	108

Small, medium businesses and corporate	143,232	436,696	10,116	7,501	127,655	439,665	33,917	14,408

Foreign loans - Latin America	9,961	14,172	21,763	13,174	5,441	8,695	21,708	12,053

Total	214,268	590,592	36,771	24,814	193,731	588,827	63,646	33,394

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 128,800 (R$ 109,607 at December 31, 2012).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on endorsements and sureties.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety / joint debtor, Mortgage and others).

Foreign loans - Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

7.	Renegotiated loan operations

Renegotiation activities include agreements for changes in maturities, payment schedules and deferral of payments. After the restructuring, the client status (previously overdue) is no longer considered to be past due and is rated (considering all available information including the renegotiation) in the appropriate rating category.

The total amount of Renegotiated Loans, of R$ 18,840 (R$ 19,483 at December 31, 2012 ), includes operations arising from current operations or operations overdue for less than 30 days, an effect of changes in the original contractual terms, in the amount of R$ 5,166 (R$ 4,964 at December 31, 2012 ).

Accordingly, renegotiated loan operations totaled R$ 13,673 (R$ 14,159 at December 31, 2012).

8.	Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, and (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period:

	04/01 a 06/30/2013	04/01 a 06/30/2012	01/01 a 06/30/2013	01/01 a 06/30/2012
Real estate not for own use	-	-	1	1
Residential properties - mortgage loans	24	16	42	25
Vehicles - linked to loan operations	-	1	1	1
Other (Vehicles/Furniture/Equipments) - Dation	2	-	2	-
Total	26	17	46	27

Market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share, of prices indexes and commodity prices among other indexes on these risk factors.

The market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values due market changes, aiming at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

The market risk control exercised by ITAÚ UNIBANCO HOLDING includes all financial instruments of its subsidiaries. Accordingly, the policy of risk management is in line with the principles of CMN Resolution No. 3,464, and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies/Public Access Report - Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieving a balance between business objectives, considering among others:

•	Political, economic and market context;

•	Market risk portfolio of ITAÚ UNIBANCO HOLDING;

•	Capacity to operate in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are issued to the top management.

The limit structure and warnings follow the guidelines of the Board of Directors and is established and approved by the Superior Risk Committee (CSRisc) after discussions and resolutions of the Superior Institutional Treasury Committee (CSTI) on metrics and market risk limits. The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	Providing more assurance to all executive levels that the assumption of market risks is in line with the ITAÚ UNIBANCO HOLDING and the risk-return objective;

•	Promoting the disciplined and educated discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks the optimization of results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	Avoiding risk concentration.

The market risk control and management process is periodically reviewed with the purpose of keeping the process aligned with best market practices and complies with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The market risk is controlled by an area independent from the business and is responsible for carrying out daily measurement, assessment, analysis and reporting activities to the areas and people in charge, in accordance with the governance established and following up the actions required for adjusting the position and/or risk level. For that purpose, the ITAÚ UNIBANCO HOLDING has a structured reporting and information flow with the objective of providing input for the follow-up by senior-level committees and complying with the requirements of Brazilian and foreign regulatory agents.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in significant market factors and adjusting the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

The market risk framework categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the Capital Accord and subsequent amendments.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business, such as funding and loans, and also includes derivatives with eligible clients and transactions related to the management of the balance sheet of the institution, including by way of derivatives. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

The exposures to market risks inherent in the various products, including derivatives, are broken down into a number of risk factors. Market factors are primary components of pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates risk: risk of financial losses on operations subject to interest rates variations;

•	Foreign exchange-linked: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;

•	Foreign exchange rates: risk of losses on positions in foreign currency in operations subject to foreign exchange variation;

•	price index-linked: risk of financial losses on operations subject to changes in price index coupon rates;

•	Variable income: risk of losses in operations subject to variation in goods prices and commodities.

Market risk for interest rate in the Trading and Banking Portfolio is managed by a combination of processes, including marking-to-market positions, calculating sensitivity to interest rate variations, Value at Risk (VaR) and running stress tests across the portfólio, these processes are consistent with ITAÚ UNIBANCO HOLDING’s institutional policies incorporated into the market risk framework.

To evaluate the share position of the banking and trading portfolios, Value at Risk (VaR) is applied, in addition to stress tests, as presented below in the paragraph about metrics.

Market risk is analyzed based on the following metrics:

•	Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain d time horizon and confidence level;

•	Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios) in the portfolio;

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);

•	Stressed VaR: statistical metric resulting from the VaR calculation, with the purpose of capturing the highest risk in simulations for the current portfolio, considering the returns that can be observed in historic scenarios.

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing;

•	Stop Loss: the maximum loss that transactions classified in the trading book may reach.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems mainly takes place in São Paulo, in an access-controlled, of high availability, environment, with data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

The internal VaR model used by ITAÚ UNIBANCO HOLDING considers a one-day holding period and a 99% confidence level. Volatilities and correlations are estimated based on a volatility weighted methodology that gives greater weight to the most recent information.

The Consolidated Global VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, and to its foreign subsidiaries by showing where the largest concentrations of market risk are found. (foreign subsidiaries: Banco Itaú BBA International S.A., Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguai S.A., Banco Itaú Paraguai S.A. and Itaú BBA Colômbia S.A. – Corporación Financiera).

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital in the period.

In the six first months of the year, the average global VaR was R$ 261 million, or 0.33% of total stockholders’ equity (throughout 2012 it was R$ 290 million or 0.38%).

	(in R$ million)
	VaR Global (*)
	Average	Minimum	Maximum	6/30/2013	Average	Minimum	Maximum	12/31/2012

Risk factor group
Brazilian interest rate	230.7	108.3	416.9	138.9	191.2	71.8	427.6	348.7
Other interest rate	14.7	8.6	33.6	27.5	20.4	7.3	49.6	11.4
FX rate	33.6	9.9	67.0	36.3	25.7	4.6	53.9	8.8
Brazilian inflation indexes	63.0	37.3	155.5	144.3	110.3	14.8	325.0	51.2
Equities and commodities	29.9	14.0	60.1	44.4	24.2	13.6	43.5	16.8

Foreign units (**)
Itaú BBA International	2.7	1.7	4.1	2.9	1.7	0.7	5.1	1.1
Itaú Argentina	3.2	2.2	4.8	2.7	3.0	1.7	5.6	5.5
Itaú Chile	4.7	2.2	7.8	7.8	5.5	3.2	9.6	4.4
Itaú Uruguay	2.2	1.5	4.7	4.2	1.7	0.3	3.4	2.0
Itaú Paraguay	1.0	0.4	1.8	1.3	0.4	0.2	1.4	1.0
Itaú BBA Colombia	0.2	0.0	1.3	1.2	-	-	-	-

Effect of diversification				(151.2)				(77.1)
Global risk	260.6	158.2	443.4	260.3	289.7	118.0	601.4	373.7

(*) Adjusted to reflect the tax treatment of individual classes of assets.

(**) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

Interest rate

Management of interest rate risk is performed based on mark-to-market amounts at maturity of several products, grouping them by common dates, calculating the sensitivity to interest rates and applying shocks in the interest rates. The table on the position of accounts subject to interest rate risk shows a different view, grouping them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	06/30/2013						12/31/2012
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Interest-bearing assets	233,715	204,112	82,238	252,174	97,377	869,616	255,232	191,194	78,496	246,502	97,228	868,652
Interbank deposits	16,715	3,205	908	1,144	-	21,972	15,321	3,274	4,835	395	1	23,826
Securities purchased under agreements to resell	76,629	87,452	-	-	-	164,081	87,829	71,539	3,190	179	-	162,737
Central Bank compulsory deposits	61,498	-	-	-	-	61,498	63,701	-	-	-	-	63,701
Held-for-trading financial assets	5,000	7,038	12,588	84,555	22,698	131,879	17,163	7,251	7,920	85,581	27,601	145,516
Financial assets held for trading and designated at fair value through profit or loss	350	-	-	-	-	350	220	-	-	-	-	220
Available-for-sale financial assets	14,636	5,876	12,490	27,774	32,649	93,425	13,120	7,914	5,481	29,470	34,884	90,869
Held-to-maturity financial assets	4	61	-	148	3,350	3,563	-	118	70	147	2,867	3,202
Derivatives	2,528	3,703	1,607	3,684	1,487	13,009	1,943	3,581	1,390	3,742	941	11,597
Loan and lease operations portfolio	56,355	96,777	54,645	134,869	37,193	379,839	55,935	97,517	55,610	126,988	30,934	366,984
Interest-bearing liabilities	230,310	66,927	53,149	240,204	44,847	635,438	233,991	78,742	59,229	210,743	76,688	659,393
Savings deposits	92,324	-	-	-	-	92,324	83,451	-	-	-	-	83,451
Time deposits	18,704	20,171	9,324	58,534	252	106,986	12,369	20,861	16,667	62,226	5,109	117,232
Interbank deposits	2,228	2,717	745	280	1,086	7,056	2,643	3,550	1,201	207	-	7,601
Deposits received under repurchase agreements	108,984	13,889	19,055	105,400	13,122	260,450	123,001	17,838	16,281	82,424	27,861	267,405
Interbank market	6,145	27,419	19,935	45,401	5,535	104,435	5,606	26,871	21,065	38,802	4,729	97,073
Institutional market	1,060	4,979	5,493	34,340	26,412	72,284	2,299	7,018	2,753	22,062	37,896	72,028
Derivatives	(2,078)	(2,258)	(1,428)	(4,123)	(1,616)	(11,503)	1,724	2,582	1,211	4,500	1,052	11,069
Financial liabilities held for trading	18	10	25	372	56	481	6	22	51	522	41	642
Liabilities for capitalization plans	2,925	-	-	-	-	2,925	2,892	-	-	-	-	2,892
Difference asset/ liability (2)	3,405	137,184	29,089	11,970	52,530	234,178	21,241	112,452	19,267	35,759	20,540	209,259
Cumulative difference	3,405	140,589	169,678	181,648	234,178		21,241	133,693	152,960	188,719	209,259
Ratio of cumulative difference to total interest-bearing assets	0.4%	16.2%	19.5%	20.9%	26.9%		2.4%	15.4%	17.6%	21.7%	24.1%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Position of accounts subject to currency risk

	06/30/2013
	Dollar	Euro	Yen	Other	Total
Assets
Cash and deposits on demand	7,367	151	40	2,337	9,895
Central Bank compulsory deposits	-	-	1	3,655	3,656
Interbank deposits	13,525	-	-	1,840	15,365
Securities purchased under agreements to resell	1,343	-	-	150	1,493
Financial assets held for trading	8,053	-	-	621	8,674
Financial assets designated at fair value through profit or loss	350	-	-	-	350
Derivatives	4,354	-	-	422	4,776
Available-for-sale financial assets	55,381	-	-	3,526	58,907
Held-to-maturity financial assets	468	-	-	-	468
Loan operations and lease operations portfolio, net	54,692	1,689	1	36,966	93,348
Total assets	145,533	1,840	42	49,517	196,932

	06/30/2013
	Dollar	Euro	Yen	Other	Total
Liabilities
Deposits	36,679	30	437	31,328	68,474
Securities sold under repurchase agreements	17,771	-	-	593	18,364
Financial liabilities held for trading	654	-	-	-	654
Derivatives	3,544	-	-	366	3,910
Interbank market debt	38,614	88	2	2,639	41,343
Institutional market debt	63,233	-	-	3,416	66,649
Total liabilities	160,495	118	439	38,342	199,394

Net position	(14,962)	1,722	(397)	11,175	(2,462)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Position of accounts subject to currency risk

	12/31/2012
	Dollar	Euro	Yen	Other	Total
Assets
Cash and deposits on demand	5,681	388	39	2,602	8,710
Central Bank compulsory deposits	-	-	1	2,528	2,529
Interbank deposits	11,160	1,209	1	2,202	14,572
Securities purchased under agreements to resell	463	-	-	39	502
Financial assets held for trading	4,909	646	-	262	5,817
Financial assets designated at fair value through profit or loss	-	216	-	-	216
Derivatives	3,100	588	-	294	3,982
Available-for-sale financial assets	50,828	354	-	3,473	54,655
Held-to-maturity financial assets	546	-	-	-	546
Loan operations and lease operations portfolio, net	44,417	4,950	1	32,363	81,731
Total assets	121,104	8,351	42	43,763	173,260

	12/31/2012
	Dollar	Euro	Yen	Other	Total
Liabilities
Deposits	32,602	1,917	441	26,836	61,796
Securities sold under securities repurchase agreements	17,156	-	-	622	17,778
Financial liabilities held for trading	-	720	-	-	720
Derivatives	2,755	493	-	205	3,453
Interbank market debt	27,430	150	-	2,393	29,973
Institutional market debt	52,421	3,065	-	2,411	57,897
Total assets	132,364	6,345	441	32,467	171,617

Net position	(11,260)	2,006	(399)	11,296	1,643

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – mismatching between payments and receipts - which may affect payment capacity of ITAÚ UNIBANCO HOLDING, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and procedures

The management of liquidity risks seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding and the terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

The document that details the guidelines established by the internal policy on liquidity risk management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies/Public Access Report – Liquidity Risk.

The liquidity risk measurement process makes use of corporate and own in-house developed application systems. ITAÚ UNIBANCO HOLDING manages proprietary IT systems to support the liquidity risk measurement process.

Additionally, ITAÚ UNIBANCO HOLDING establishes guidelines and limits. Compliance with these guidelines and limits is periodically analyzed in technical committees, and their purpose is to provide an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed in view of cash requirements resulting from atypical market situations or arising from strategic decisions of ITAÚ UNIBANCO HOLDING.

In compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,393 of June 3, 2008 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors;

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 475.5 billion (R$ 481.1 billion at 12/31/2012), particularly funding from time deposits. A considerable portion of these funds – 33,5% of total, or R$ 159.3 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	6/30/2013			12/31/2012
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	151,920	245,031		133,377	243,199
Demand deposits	38,665	38,665	8.1	34,916	34,916	7.3
Savings deposits	92,324	92,324	19.4	83,451	83,451	17.3
Time deposits	18,703	106,986	22.5	12,368	117,232	24.4
Other	2,228	7,056	1.5	2,642	7,600	1.6
Funds from acceptances and issuance of securities (1)	3,374	53,202	11.2	3,863	55,108	11.5
Funds from own issue (2)	3,870	122,545	25.8	3,394	127,652	26.5
Subordinated debt	113	54,688	11.5	797	55,179	11.5
Total	159,277	475,466		141,431	481,138

(1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the first quarter of 2013, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and free government securities) totaled R$ 109.4 billion and accounted for 68.7% of the short-term redeemable obligations, 23.0% of total funding, and 15.6% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	06/30/2013%	12/31/2012%
Net assets (1) / funds within 30 days (2)	68.7	85.4
Net assets (1) / total funds (3)	23.0	25.1
Net assets (1) / total assets (4)	15.6	17.7

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets

(2) Table Funding from clients (Total Funding from clients 0-30 days)

(3) Table funding from clients (Total funding from clients)

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 701,224 (R$ 682,867 at 12/31/2012).

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	30/06/2013					31/12/2012
Financial assets (1)	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total
Cash and deposits on demand	14,671	-	-	-	14,671	13,967	-	-	-	13,967

Interbank investments	102,248	73,445	1,240	48	176,981	109,340	61,934	320	159	171,753
Securities purchased under agreements to resell – Funded position (2)	30,904	-	-	-	30,904	22,895	-	-	1	22,896
Securities purchased under agreements to resell – Financed position	54,629	69,264	-	-	123,893	71,124	53,678	-	-	124,802
Interbank deposits	16,715	4,181	1,240	48	22,184	15,321	8,256	320	158	24,055

Securities	73,445	13,481	13,361	100,298	200,585	102,046	7,293	9,261	78,689	197,289
Government securities - available	63,862	-	-	-	63,862	83,980	-	-	-	83,980
Government securities – subject to repurchase commitments	5,025	4,991	4,807	59,444	74,267	13,581	2,208	1,024	37,165	53,978
Private securities - available	4,548	8,071	7,942	35,995	56,556	4,482	4,229	7,968	37,201	53,880
Private securities – subject to repurchase commitments	10	419	612	4,859	5,900	3	856	269	4,323	5,451

Derivative financial instruments	2,528	5,310	1,563	3,608	13,009	1,943	4,971	1,756	2,927	11,597

Loan and lease operations portfolio (3)	52,176	147,945	83,019	127,434	410,574	48,460	153,079	82,459	116,066	400,064

Total financial assets	245,068	240,181	99,183	231,388	815,820	275,756	227,277	93,796	197,841	794,670

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 65,684 (R$ 63,701 at 12/31/2012), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 5,294 (R$ 9,106 at 12/31/2012) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 24,587 (R$ 27,382 at 12/31/2012).

Undiscounted future flows except for derivatives	6/30/2013					12/31/2012
Financial liabilities	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total

Deposits	145,106	40,732	13,451	72,841	272,130	133,310	42,494	15,290	74,632	265,726
Demand deposits	38,665	-	-	-	38,665	34,916	-	-	-	34,916
Savings deposits	92,324	-	-	-	92,324	83,451	-	-	-	83,451
Time deposit	11,723	36,376	13,278	72,581	133,958	12,261	37,620	15,150	74,402	139,433
Interbank deposits	2,394	4,356	173	260	7,183	2,682	4,874	140	230	7,926

Compulsory deposits	(36,570)	(10,741)	(3,589)	(14,784)	(65,684)	(35,238)	(9,761)	(3,744)	(14,959)	(63,702)
Demand deposits	(7,192)	-	-	-	(7,192)	(8,590)	-	-	-	(8,590)
Savings deposits	(25,830)	-	-	-	(25,830)	(23,582)	-	-	-	(23,582)
Time deposit	(3,548)	(10,741)	(3,589)	(14,784)	(32,662)	(3,066)	(9,761)	(3,744)	(14,959)	(31,530)

Securities sold under repurchase agreements (1)	128,472	30,599	49,516	109,851	318,439	134,028	35,529	54,086	85,195	308,838

Funds from acceptances and issuance of securities (2)	3,619	25,370	12,990	16,502	58,481	3,793	29,349	11,049	15,526	59,717

Borrowings and onlending (3)	4,220	30,976	13,216	25,696	74,108	2,938	27,596	11,277	24,083	65,894

Subordinated debt (4)	232	6,466	5,681	63,876	76,255	831	4,352	7,726	61,698	74,607

Derivative financial instruments	2,078	3,686	1,750	3,989	11,503	1,724	3,793	2,154	3,398	11,069

Total financial liabilities	247,157	127,088	93,015	277,971	745,232	241,386	133,352	97,838	249,573	722,149
(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness and financial bills recorded in interbank and institutional market funds and liabilities for issue of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

	6/30/2013					12/31/2012
Off balance sheet	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total
Endorsements and sureties	1,487	13,501	4,136	46,776	65,900	1,526	13,271	3,078	42,435	60,310
Commitments to be released	96,520	28,126	26,382	70,307	221,335	94,197	25,452	15,675	79,236	214,560
Letters of credit to be released	15,198	-	-	-	15,198	14,605	-	-	-	14,605
Total	113,205	41,627	30,518	117,083	302,433	110,328	38,723	18,753	121,671	289,475